PROSPECTUS

                                3,200,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                               -----------------

OF THE 3,200,000 SHARES OF COMMON STOCK OFFERED HEREBY, 2,200,000 SHARES ARE BEING SOLD BY THE COMPANY AND 1,000,000 SHARES ARE BEING SOLD BY THE SELLING
    STOCKHOLDERS. SEE "PRINCIPAL AND SELLING STOCKHOLDERS." THE COMPANY
       WILL NOT RECEIVE ANY PROCEEDS FROM THE SALE OF SHARES BY THE
           SELLING STOCKHOLDERS. THE COMMON STOCK IS TRADED ON THE
           NASDAQ NATIONAL MARKET SYSTEM UNDER THE SYMBOL "ATAC."
              ON OCTOBER 22, 1997, THE LAST SALE PRICE OF THE
                  COMMON STOCK, AS REPORTED BY NASDAQ, WAS
                  $23 1/2 PER SHARE. SEE "PRICE RANGE OF
                      COMMON STOCK."
                              -------------------

SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN
       FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE
                PURCHASERS OF THE COMMON STOCK.
                               -----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
        PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
            OFFENSE.
                              -------------------

                             PRICE $23 1/4 A SHARE
                              -------------------

                                                        UNDERWRITING                        PROCEEDS TO
                                         PRICE TO       DISCOUNTS AND     PROCEEDS TO         SELLING
                                          PUBLIC       COMMISSIONS (1)    COMPANY (2)       STOCKHOLDERS
                                      ---------------  ---------------  ---------------  ------------------
PER SHARE...........................      $23.25            $1.22           $22.03             $22.03
TOTAL (3)...........................    $74,400,000      $3,904,000       $48,466,000       $22,030,000

------------
  (1) THE COMPANY AND THE SELLING STOCKHOLDERS HAVE AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED.
  (2) BEFORE DEDUCTING EXPENSES PAYABLE BY THE COMPANY ESTIMATED AT $400,000.
  (3) THE SELLING STOCKHOLDERS HAVE GRANTED TO THE UNDERWRITERS AN OPTION, EXERCISABLE WITHIN 30 DAYS OF THE DATE HEREOF, TO PURCHASE UP TO AN AGGREGATE OF 480,000 ADDITIONAL SHARES AT THE PRICE TO PUBLIC LESS UNDERWRITING DISCOUNTS AND COMMISSIONS FOR THE PURPOSE OF COVERING OVER-ALLOTMENTS, IF ANY. IF THE UNDERWRITERS EXERCISE SUCH OPTION IN FULL, THE TOTAL PRICE TO PUBLIC, UNDERWRITING DISCOUNTS AND COMMISSIONS AND PROCEEDS TO SELLING STOCKHOLDERS WILL BE $85,560,000, $4,489,600 AND $32,604,400, RESPECTIVELY. SEE "UNDERWRITERS."
                            ------------------------

    THE SHARES ARE OFFERED, SUBJECT TO PRIOR SALE, WHEN, AS AND IF ACCEPTED BY THE UNDERWRITERS NAMED HEREIN AND SUBJECT TO APPROVAL OF CERTAIN LEGAL MATTERS BY SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP, COUNSEL FOR THE UNDERWRITERS. IT IS EXPECTED THAT THE DELIVERY OF THE SHARES WILL BE MADE ON OR ABOUT OCTOBER 28, 1997 AT THE
OFFICE OF MORGAN STANLEY & CO. INCORPORATED, NEW YORK, N.Y., AGAINST PAYMENT THEREFOR IN IMMEDIATELY AVAILABLE FUNDS.
                              -------------------

MORGAN STANLEY DEAN WITTER

                WILLIAM BLAIR & COMPANY

                                 DONALDSON, LUFKIN & JENRETTE
                                                  SECURITIES CORPORATION

OCTOBER 22, 1997

               (THIS IS A NARRATIVE DESCRIPTION OF THE GRAPHICS)

On the inside front cover will be the following pictures and text:

-- centered on top:

  -- Aftermarket Technology Corp. logo

  -- "Leading Position in the Automotive Aftermarket"

-- Left side of page:

  -- "OEM Customers"

  -- "American Isuzu" "AWTEC (Toyota)" "BMW" "Chrysler" "General Motors"
     "Hyundai" "Jaguar" "Mitsubishi" "Mitsubishi Fuso" "New Venture Gear" "Nissan Diesel" "Saab" "Subaru" "Volvo"

  -- picture of remanufactured engine

  -- picture of remanufactured transmission

  -- picture of remanufactured transfer case

  -- right side of page:

  -- "Independent Aftermarket"

  -- "Providing a broad line of remanufactured and new drive train products to transmission rebuilders, general repair shops and retail parts stores"

  -- picture of clutch kits and standard rebuild kits

  -- picture of standard transmission parts

  -- picture of remanufactured torque converter

  -- pictures of automatic transmission parts

  -- picture of remanufactured engine

On the inside back cover will be the following pictures and text:

-- "Aftermarket Technology Corp."

-- map of the United States with distribution centers denoted by o's and manufacturing facilities denoted by x's.

-- "Manufacturing Facilities" "Florence, Alabama" "Rancho Cucamonga, California"
   "Harvey, Illinois" "Louisville, Kentucky (2)" "Joplin, Missouri" "Springfield, Missouri (3)" "Mahwah, New Jersey" "Gastonia, North Carolina" "Dayton, Ohio" "Dallas, Texas" "Janesville, Wisconsin" "Edmonton, Alberta -- Canada" "Mississauga, Ontario --Canada (2)" "Moncton, New Brunswick--Canada" "Mexicali, Mexico"

-- "Distribution Centers" "Florence, Alabama" "Phoenix, Arizona" "Tucson,
   Arizona" "Azusa, California" "Fresno, California" "Los Angeles, California" "Rancho Cucamonga, California" "Sacramento, California" "San Diego, California" "San Jose, California" "San Leandro, California" "Van Nuys, California" "Colorado Springs, Colorado" "Denver, Colorado" "Jacksonville, Florida" "Orlando, Florida" "Atlanta, Georgia" "Harvey, Illinois" "Hillside, Illinois" "Louisville, Kentucky" "Grand Rapids, Michigan" "Taylor, Michigan" "Berkeley, Missouri" "Creve Coeur, Missouri" "Kansas City, Missouri" "Springfield, Missouri" "Las Vegas, Nevada" "East Rutherford, New Jersey" "Albuquerque, New Mexico" "Charlotte, North Carolina" "Forest Park, Ohio" "Portland, Oregon" "Memphis, Tennessee" "Nashville, Tennessee" "Austin, Texas" "Dallas, Texas (2)" "Houston, Texas" "San Antonio, Texas" "Salt Lake City, Utah" "Norfolk, Virginia (2)" "Seattle, Washington" "Spokane, Washington" "Janesville, Wisconsin" "Calgary, Alberta -- Canada" "Edmonton, Alberta -- Canada" "Vancouver, British Columbia -- Canada" "Moncton, New Brunswick -- Canada" "Mississauga, Ontario -- Canada" "Montreal, Quebec -- Canada" "Regina, Saskatchewan -- Canada"

-- lower left corner:

  -- Aftermarket Technology Corp. logo

    CERTAIN STATEMENTS CONTAINED IN THIS PROSPECTUS THAT ARE NOT RELATED TO HISTORICAL RESULTS ARE FORWARD-LOOKING STATEMENTS. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED OR IMPLIED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED UNDER "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS." FURTHER, CERTAIN FORWARD-LOOKING STATEMENTS ARE BASED UPON ASSUMPTIONS AS TO FUTURE EVENTS THAT MAY NOT PROVE TO BE ACCURATE. THESE FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES INCLUDING, BUT NOT LIMITED TO, THOSE SET FORTH UNDER "RISK FACTORS."

                              -------------------

                               TABLE OF CONTENTS

                                    PAGE
                                    ----
Prospectus Summary................     4
Risk Factors......................     8
The Company.......................    12
Recent Developments...............    12
Use of Proceeds...................    13
Price Range of Common Stock.......    13
Dividend Policy...................    13
Capitalization....................    14
Selected Financial Data...........    15
Pro Forma Financial Data..........    17
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations.......    21
Business..........................    28

                                    PAGE
                                    ----
Management........................    39
Principal and Selling
  Stockholders....................    46
Certain Transactions..............    49
Description of Capital Stock......    52
Description of Certain
  Indebtedness....................    54
Shares Eligible for Future Sale...    56
Certain United States Federal Tax
  Consequences to Non-United
  States Holders..................    57
Underwriters......................    60
Legal Matters.....................    61
Experts...........................    62
Available Information.............    62
Index to Financial Statements.....   F-1

                              -------------------

    NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE COMMON STOCK OFFERED HEREBY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE ANY SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                              -------------------

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THIS OFFERING AND MAY BID FOR, AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. IN ADDITION, UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 UNDER REGULATION M. SEE "UNDERWRITERS."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE HISTORICAL AND PRO FORMA FINANCIAL STATEMENTS OF THE COMPANY, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE HEREIN. THROUGHOUT THIS PROSPECTUS, EXCEPT WHERE THE CONTEXT OTHERWISE REQUIRES, THE "COMPANY" REFERS COLLECTIVELY TO AFTERMARKET TECHNOLOGY CORP. ("ATC") AND ITS SUBSIDIARIES, INCLUDING THE PREDECESSOR COMPANIES (AS DEFINED HEREIN) FOR PERIODS PRIOR TO THE INITIAL ACQUISITIONS (AS DEFINED HEREIN). UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION.

                                  THE COMPANY

    The Company is a leading remanufacturer and distributor of drive train products used in the repair of vehicles in the automotive aftermarket. The Company's principal products include remanufactured transmissions, torque converters and engines, as well as remanufactured and new parts for the repair of automotive drive train assemblies. The Company's two primary customer groups are: original equipment manufacturers ("OEMs"), principally Chrysler, which purchase remanufactured transmissions and other remanufactured drive train components for use as replacement parts by their dealers primarily during the warranty period following the sale of a vehicle; and independent transmission rebuilders, general repair shops, distributors and retail automotive parts stores (the "Independent Aftermarket"), which purchase remanufactured torque converters and engines and other remanufactured and new parts for repairs during the period following the expiration of the vehicle warranty.

    The automotive aftermarket in the United States and Canada, which consists of sales of parts and services for vehicles after their original purchase, has been noncyclical and has generally experienced steady growth over the past ten years, unlike the market for new vehicle sales. According to the Automotive Parts & Accessories Association, between 1985 and 1995 (the most recent period for which data is available), estimated industry-wide revenue for the automobile aftermarket increased from approximately $127 billion to $188 billion. This consistent growth is due principally to the increase in the number of vehicles in operation, the increase in the average age of vehicles, and the increase in the average number of miles driven annually per vehicle. The Company competes specifically in the aftermarket segment for automotive transmissions, engines and other drive train related products, which represents more than $7 billion of the entire automotive aftermarket. The Company believes that within this segment the market for remanufactured drive train products has grown faster than the overall automotive aftermarket.

    The Company was organized in 1994 by Aurora Capital Partners L.P. ("ACP") to combine the businesses of four existing companies serving the drive train remanufacturing market. Since that time the Company has grown both internally and through eight additional acquisitions. The Company and its predecessor companies have achieved compound annual growth in revenue of approximately 37% from 1992 through June 30, 1997 (including both internal growth and growth through acquisitions). The Company believes the key elements of its success are the quality and breadth of its product offerings and the Company's emphasis on strong customer relationships, promoted by strong technical support, rapid delivery time, innovative product development and competitive pricing. In addition, the Company has benefited from the increasing use of remanufactured products as the industry recognizes that remanufacturing provides a consistently high quality, lower cost alternative to rebuilding the assembly or replacing it with a new assembly manufactured by an OEM.

    The Company's strategy is to achieve growth both internally and through strategic acquisitions. The Company intends to expand its business by: (i) increasing penetration of its current customer base; (ii) gaining new OEM and Independent Aftermarket customers; and (iii) introducing new products to both existing and new customers. Strategic acquisitions have been an important element in the Company's historical growth, and the Company plans to continue to support the growth strategies listed above through strategic acquisitions in the future. The Company's management is experienced in identifying acquisition opportunities and completing and integrating acquisitions within the automotive aftermarket. In addition, the Company believes that its core competency of remanufacturing, which has been applied to the drive train products segment of the automotive aftermarket, has the potential to be utilized in other aftermarket segments. Therefore, the Company is conducting selective market studies to explore possible additional markets for its remanufacturing capabilities.

    ATC was incorporated under the laws of Delaware in July 1994 at the direction of ACP to acquire Aaron's Automotive Products, Inc. ("Aaron's"), H.T.P., Inc. ("HTP"), Mamco Converters, Inc. ("Mamco") and RPM Merit, Inc. ("RPM") (collectively, the "Initial Acquisitions"). Aaron's, HTP, Mamco and RPM as they existed prior to the Initial Acquisitions are hereinafter collectively referred to as the "Predecessor Companies." Subsequent to the Initial Acquisitions, the Company acquired Component Remanufacturing Specialists, Inc. ("CRS") and Mascot Truck Parts Inc. ("Mascot") in June 1995, and King-O-Matic Industries Limited ("King-O-Matic") in September 1995 (collectively, the "1995 Acquisitions"), Tranzparts, Inc. ("Tranzparts") in April 1996 and Diverco, Inc. ("Diverco") in October 1996 (the "1996 Acquisitions") and Replacement & Exchange Parts Co., Inc. ("REPCO") in January 1997, ATS Remanufacturing ("ATS") in July 1997 and Trans Mart, Inc. ("Trans Mart") in August 1997 (the "1997 Acquisitions" and, together with the Initial Acquisitions, the 1995 Acquisitions and the 1996 Acquisitions, the "Acquisitions"). ATC conducts all of its operations through its wholly-owned subsidiaries and each of their respective subsidiaries.

    Prior to this Offering, approximately 69% of the voting power (through direct ownership of shares and certain voting arrangements) and 50% of the common equity in the Company are held by Aurora Equity Partners L.P. and Aurora Overseas Equity Partners I, L.P. (collectively, the "Aurora Partnerships"). The general partner of each of the Aurora Partnerships is indirectly controlled by Messrs. Richard R. Crowell, Gerald L. Parsky and Richard K. Roeder, each of whom is a director of the Company. Upon consummation of this Offering, the Company will continue to be controlled by the Aurora Partnerships, which will hold approximately 56% of the voting power (through direct ownership and certain voting arrangements) and 41% of the common equity in the Company. See "Risk Factors -- Control of the Company; Anti-Takeover Matters," "Principal and Selling Stockholders" and "Certain Transactions."

                                  THE OFFERING

Common Stock offered by the Company........  2,200,000 shares
Common Stock offered by the Selling
  Stockholders.............................  1,000,000 shares
Total shares offered in this Offering......  3,200,000 shares
Common Stock to be outstanding after this
  Offering.................................  19,389,578 shares (1)
Use of proceeds............................  For the retirement of outstanding indebtedness under the Company's revolving credit facility.
                                             See "Use of Proceeds."
Nasdaq National Market symbol..............  "ATAC"

---------

(1) Based on shares outstanding as of August 31, 1997. Excludes 421,056 shares reserved for issuance upon the exercise of outstanding warrants and 2,181,610 shares reserved for issuance upon the exercise of outstanding stock options.

                                  RISK FACTORS

    See "Risk Factors" for a description of certain risks to be considered before making an investment in the Common Stock.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

    The following tables present summary pro forma statement of income data for the years ended December 31, 1994, December 31, 1995 and December 31, 1996 and for the six months ended June 30, 1996 and 1997, and summary historical balance sheet data at December 31, 1996 and June 30, 1997. The pro forma 1994 data were derived from the Combined Financial Statements of the Predecessor Companies and the Consolidated Financial Statements of the Company. The 1995, 1996 and 1997 data were derived from the Consolidated Financial Statements of the Company. The pro forma adjustments give effect to the Company's formation and its subsequent acquisitions (including related financings) as indicated in the applicable footnotes below. The "as adjusted" amounts give effect to this Offering and the anticipated application of the net proceeds therefrom. See "Use of Proceeds." This data should be read in connection with "Selected Financial Data," "Pro Forma Financial Data," "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Consolidated Financial Statements and notes thereto appearing elsewhere in this Prospectus.

                                                                                                     PRO FORMA
                                                                                               SIX MONTHS ENDED JUNE
                                              PRO FORMA YEAR ENDED DECEMBER 31,                         30,
                                 ------------------------------------------------------------  ----------------------
                                     1994           1995           1996            1996          1996        1997
                                      (1)            (2)            (3)       AS ADJUSTED (4)     (3)       (5)(6)
                                 -------------  -------------  -------------  ---------------  ---------  -----------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Net sales......................    $ 157,792      $ 210,820      $ 345,649       $ 345,649     $ 170,175   $ 195,812
Cost of sales..................       92,857        128,124        218,153         218,153       107,902     123,513
                                 -------------  -------------  -------------  ---------------  ---------  -----------
Gross profit...................       64,935         82,696        127,496         127,496        62,273      72,299
Selling, general and
  administrative expenses......       30,361         43,189         67,793          67,793        31,516      39,076
Amortization of intangible
  assets.......................        3,057          3,751          5,137           5,137         2,573       2,566
                                 -------------  -------------  -------------  ---------------  ---------  -----------
Operating income...............       31,517         35,756         54,566          54,566        28,184      30,657
Interest expense, net..........       14,521         19,010         24,887          20,801        12,695      10,135
Income taxes...................        6,902          6,783         12,223          13,877         6,368       8,251
                                 -------------  -------------  -------------  ---------------  ---------  -----------
Income before extraordinary
  item.........................       10,094          9,963         17,456          19,888         9,121      12,271
Preferred stock
  dividends (7)................        2,000          2,093          2,222           2,222         1,083      --
                                 -------------  -------------  -------------  ---------------  ---------  -----------
Income before extraordinary
  item available to common
  stockholders.................    $   8,094      $   7,870      $  15,234       $  17,666     $   8,038   $  12,271
                                 -------------  -------------  -------------  ---------------  ---------  -----------
                                 -------------  -------------  -------------  ---------------  ---------  -----------
Pro forma (8):
  Income before extraordinary
    item per share.............                                                  $    1.10
  Shares used in computation of
    income before extaordinary
    item per share.............                                                     18,118
OTHER DATA:
Capital expenditures (9).......    $   3,186      $   5,187      $   7,843       $   7,843     $   3,541   $   4,962


                                      1997
                                 AS ADJUSTED (4)
                                 ---------------

STATEMENT OF INCOME DATA:
Net sales......................     $ 195,812
Cost of sales..................       123,513
                                 ---------------
Gross profit...................        72,299
Selling, general and
  administrative expenses......        39,076
Amortization of intangible
  assets.......................         2,566
                                 ---------------
Operating income...............        30,657
Interest expense, net..........         8,032
Income taxes...................         9,095
                                 ---------------
Income before extraordinary
  item.........................        13,530
Preferred stock
  dividends (7)................        --
                                 ---------------
Income before extraordinary
  item available to common
  stockholders.................     $  13,530
                                 ---------------
                                 ---------------
Pro forma (8):
  Income before extraordinary
    item per share.............     $    0.63
  Shares used in computation of
    income before extaordinary
    item per share.............        21,486
OTHER DATA:
Capital expenditures (9).......     $   4,962

------------

(FOOTNOTES ON FOLLOWING PAGE)

                                                                                      JUNE 30, 1997
                                                                        -----------------------------------------
                                                                                                     PRO FORMA
                                                                                     PRO FORMA      AS ADJUSTED
                                                     DECEMBER 31, 1996   ACTUAL        (10)            (11)
                                                     -----------------  ---------  -------------  ---------------
                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital....................................      $ 103,371      $  83,561    $  90,599       $  90,599
Property, plant and equipment, net.................         17,482         21,357       22,490          22,490
Total assets.......................................        320,747        299,986      356,667         356,667
Long-term liabilities (12).........................        161,981        140,387      190,564         142,498
Stockholders' equity...............................        105,832        113,681      113,681         161,747

------------

(1) Reflects: (i) the results of operations of the Predecessor Companies as if the Initial Acquisitions had occurred on January 1, 1994; (ii) federal and state income taxes that would have been incurred for the year had all Predecessor Companies been taxed as C Corporations and filed under a consolidated tax return for the full period; and (iii) the initial capital contribution made in connection with the Initial Acquisitions as if it had been made on January 1, 1994. The following reconciles the Predecessor Companies' combined net income for the seven months ended July 31, 1994 (the date of the Initial Acquisitions) and the Company's consolidated net income for the five months ended December 31, 1994 to the pro forma net income for the year ended December 31, 1994:

Predecessor Companies' combined net income for the seven months ended July 31, 1994......  $  17,483
Company's consolidated net income for the five months ended December 31, 1994............      3,611
                                                                                           ---------
                                                                                              21,094
Net increase in interest expense on debt incurred in the Initial Acquisitions............     (8,640)
Increase in amortization of intangible assets acquired...................................     (1,838)
Decrease in expenses associated with special bonuses paid by the Predecessor Companies
  and other costs not duplicated.........................................................      4,320
Increase in cost of sales related to inventory write-up..................................       (500)
Increase in provision for taxes for certain Predecessor Companies previously taxed as S
  Corporations...........................................................................     (4,342)
                                                                                           ---------
                                                                                           $  10,094
                                                                                           ---------
                                                                                           ---------

(2) Reflects the results of operations of CRS, Mascot and King-O-Matic, as if the 1995 Acquisitions (including related financings) had occurred on January 1, 1995. The consolidated financial data presented under "Selected Financial Data" for the year ended December 31, 1995 exclude such results of operations for periods prior to the respective dates of acquisition.

(3) Reflects the results of operations of Tranzparts, Diverco, REPCO, ATS and Trans Mart as if the 1996 Acquisitions (including related financings) and 1997 Acquisitions (including related financings) had occurred on January 1, 1996. The consolidated financial data presented under "Selected Financial Data" for the year ended December 31, 1996 and the six months ended June 30, 1996 exclude such results of operations for periods prior to the respective dates of acquisition.

(4) As adjusted to give effect to the application of the estimated net proceeds from this Offering as if it had occurred at the beginning of the respective periods. See "Use of Proceeds."

(5) Reflects the results of operations of REPCO, ATS and Trans Mart as if the 1997 Acquisitions (and related financings) had occurred on January 1, 1997. The consolidated financial data presented under "Selected Financial Data" for the six months ended June 30, 1997 exclude such results of operations for periods prior to the respective dates of acquisition.

(6) Income before extraordinary item for the six months ended June 30, 1997 excludes an extraordinary item in the amount of $3,749 ($6,270 less related income tax benefit of $2,521). This amount is comprised of (i) a $5,700 charge resulting from the early redemption of $40,000 in principal amount of the Senior Notes in February 1997, which included the payment of a 12.0% early redemption premium and the write-off of related debt issuance costs and (ii) a charge of approximately $600 for the write-off of previously capitalized debt issuance costs in connection with the termination of the Company's previous revolving credit facility.

(7) Related to preferred stock of the Company's former parent corporation, which was merged into the Company in December 1996, immediately after which such preferred stock was redeemed by the Company. See "The Company."

(8) Pro forma net income per share amounts are based on the number of shares determined in accordance with Note 1 of Notes to Consolidated Financial Statements, adjusted for the number of shares assumed to be issued in connection with this Offering as if this Offering had occurred at the beginning of the respective periods.

(9) Excludes capital expenditures made by each of CRS, Mascot, King-O-Matic, Tranzparts, Diverco, REPCO, ATS and Trans Mart prior to such subsidiaries' respective acquisitions and any capital expenditures made in connection with such acquisitions.

(10) Reflects the acquisitions of ATS and Trans Mart as if these acquisitions (and related financings) had occurred at June 30, 1997.

(11) As adjusted to give effect to the application of the estimated net proceeds from this Offering. See "Use of Proceeds."

(12) Excludes deferred tax liabilities and deferred compensation. See Note 6 of "Selected Financial Data."

                                  RISK FACTORS

    PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE SPECIFIC FACTORS SET FORTH BELOW AS WELL AS THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN THE COMMON STOCK OFFERED HEREBY.

    DEPENDENCE ON SIGNIFICANT CUSTOMER. The Company's largest customer, Chrysler, accounted for approximately $102 million and $59 million of the Company's combined net sales for the year ended December 31, 1996 and the six months ended June 30, 1997, respectively, or approximately 37.2% and 34.9%, respectively, of the Company's net sales for such periods. No other customer accounted for more than 10% of the Company's net sales during either of such periods. Chrysler, like other North American OEMs, generally requires its dealers using remanufactured products to use only those from approved suppliers. Although the Company is currently the only factory-approved supplier of remanufactured transmissions to Chrysler, Chrysler (like the Company's other OEM customers) is not obligated to continue to purchase the Company's products and there can be no assurance that the Company will be able to maintain or increase the level of its sales to Chrysler or that Chrysler will not approve other suppliers in the future. In addition, within the last three years Chrysler reduced its standard new vehicle warranty from seven years/70,000 miles to three years/36,000 miles and could implement a shorter warranty in the future. Any such action could have the effect of reducing the amount of warranty work performed by Chrysler dealers. An extended, substantial decrease in orders from Chrysler would have a material adverse effect on the Company. See "Business -- Customers -- OEM Customers."

    SHORTAGE OF TRANSMISSION CORES AND COMPONENT PARTS. In its remanufacturing operations, the Company obtains used transmissions, hard parts, engines and related components, commonly known as "cores," which are sorted and either placed into immediate production or stored until needed. The majority of the cores remanufactured by the Company are obtained from OEMs or from Independent Aftermarket customers as trade-ins. The ability to obtain cores of the types and in the quantities required by the Company is critical to the Company's ability to meet demand and expand production. With the increased acceptance in the aftermarket of remanufactured assemblies, the demand for cores has increased. The Company periodically has experienced situations in which the inability to obtain sufficient cores has limited its ability to accept all of the orders available to it. As part of its expanding relationship with Chrysler and in response to the periodic shortage of cores, in 1995 the Company established a central core return center for all of Chrysler's transmission product lines. The operation of this facility enables the Company to receive cores on a more timely basis and better monitor the availability of cores. There can be no assurance that the Company will not experience core shortages in the future. If the Company were to experience such a shortage, it could have a material adverse effect on the Company.

    Certain component parts required in the remanufacturing process are manufactured by Chrysler and the Company's other OEM customers. The Company has experienced shortages of such component parts from time to time in the past, and future shortages could have a material adverse effect on the Company.

    ABILITY TO ACHIEVE AND MANAGE GROWTH. An important element in the Company's growth strategy is the acquisition and integration of complementary businesses in order to broaden product offerings, capture market share and improve profitability. There can be no assurance that the Company will be able to identify or reach mutually agreeable terms with acquisition candidates, or that the Company will be able to manage additional businesses profitably or successfully integrate such additional businesses into the Company without substantial costs, delays or other problems. Acquisitions may involve a number of special risks, including: initial reductions in the Company's reported operating results; diversion of management's attention; unanticipated problems or legal liabilities; and a possible reduction in reported earnings due to amortization of acquired intangible assets in the event that such acquisitions are made at levels that exceed the fair market value of net tangible assets. Some or all of these items could have a material adverse effect on the Company. There can be no assurance that businesses acquired in the future will achieve sales and profitability that justify the investment therein. In addition, to the extent that consolidation becomes more prevalent in the industry, the prices for attractive acquisition candidates may increase to unacceptable levels. See "Business -- Business Strategy."

    The Company also plans to expand its existing operations by broadening its product lines and increasing the number of its distribution centers in the United States. There can be no assurance that any new product lines introduced by the Company will be successful, that the Company will manage successfully the start-up and marketing of new products or that additional distribution centers will be integrated into the Company's existing operations or will be profitable. See "Business -- Business Strategy."

    In addition, the Company is exploring possible additional markets for its remanufacturing capabilities, but no assurance can be given that the Company will pursue any such opportunity or be successful outside the automotive aftermarket. See "Business -- Business Strategy -- Additional Remanufacturing Opportunities."

    INDEBTEDNESS AND LIQUIDITY. The Company had outstanding long-term indebtedness of $140.4 million at June 30, 1997, including $19.0 million outstanding under the Company's $100.0 million revolving credit facility (the "Credit Facility"). On July 31, 1997, the Company borrowed an additional $12.8 million under the Credit Facility to purchase ATS, and on August 15, 1997 borrowed an additional $27.3 million under the facility to purchase Trans Mart. See "Recent Developments." As of August 31, 1997, $65.0 million was outstanding under the Credit Facility. After giving effect to the sale of 2,200,000 shares by the Company in this Offering and the application of the estimated net proceeds therefrom (after deducting the underwriting discount and estimated expenses of this Offering payable by the Company), the consolidated long-term indebtedness of the Company at June 30, 1997 would have been $142.5 million and the amount outstanding under the Credit Facility as of August 31, 1997 would have been $16.9 million. See "Capitalization." The level of the Company's consolidated indebtedness could have important consequences to the holders of Common Stock, including the following: (i) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of principal of and interest on its indebtedness and will not be available for other purposes; (ii) the ability of the Company to obtain financing in the future for working capital needs, capital expenditures, acquisitions, investments, general corporate purposes or other purposes may be materially limited or impaired; (iii) the Company's level of indebtedness may reduce its flexibility to respond to changing business and economic conditions or take advantage of business opportunities that may arise; and (iv) the ability of the Company to pay dividends is restricted. See "Dividend Policy." Any default by the Company with respect to its outstanding indebtedness, or any inability on the part of the Company to obtain necessary liquidity, would have a material adverse effect on the Company. See "Use of Proceeds" and "Description of Certain Indebtedness."

    DEPENDENCE ON KEY PERSONNEL. The Company is dependent on the continued services of its management team, including Stephen J. Perkins, Chairman of the Board, President and Chief Executive Officer. Mr. Perkins and the presidents of the operating groups (Wesley N. Dearbaugh, Michael L. LePore and James R. Wehr) have an average of 18 years experience in the automotive aftermarket industry. Although the Company believes it could replace key employees in an orderly fashion should the need arise, the loss of such personnel could have a material adverse effect on the Company.

    ENVIRONMENTAL MATTERS. The Company is subject to various evolving federal, state, local and foreign environmental laws and regulations governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, transportation, treatment and disposal of a variety of hazardous and non-hazardous substances and wastes. These laws and regulations provide for substantial fines and criminal sanctions for violations and impose liability for the costs of cleaning up, and certain damages resulting from, past spills, disposals or other releases of hazardous substances.

    In connection with the Acquisitions, the Company conducted certain investigations of the acquired companies' facilities and their compliance with applicable environmental laws. These investigations found various environmental matters and conditions that could, under certain circumstances, expose the Company to liability. Furthermore, the company from which RPM acquired its assets has been identified by the United States Environmental Protection Agency as one of the many potentially responsible parties for environmental liabilities associated with a "Superfund" site located in the area of RPM's former manufacturing facilities and one of its current distribution facilities. Although no assurances can be given, the Company believes that it will not incur any material liabilities relating to these matters. See "Business -- Environmental Matters."

    COMPETITION. The automotive aftermarket for transmissions, engines and other drive train products is highly fragmented and highly competitive. There can be no assurance that the Company will compete successfully with other companies in its industry segment, some of which are larger than the Company and have greater financial and other resources available to them than does the Company.

    CONTROL OF THE COMPANY; ANTI-TAKEOVER MATTERS. Upon consummation of this Offering, the Company will continue to be controlled by the Aurora Partnerships, which will hold approximately 56% (54% if the Underwriters' over-allotment option is exercised in full) of the voting power in the Company (through direct ownership and certain voting arrangements). Therefore, the Aurora Partnerships will be able to elect all of the directors of the Company and approve or disapprove any matter submitted to a vote of the Company's stockholders. As a result of the Aurora Partnerships' substantial ownership interest in the Common Stock, it may be more difficult for a third party to acquire the Company. A potential buyer would likely be deterred from any effort to acquire the Company absent the consent of the Aurora Partnerships or their participation in the transaction. The general partner of each of the Aurora Partnerships is controlled by Messrs. Crowell, Parsky and Roeder, each of whom is a director of the Company. The Indentures governing the Company's 12% Senior Subordinated Notes due 2004 (the "Senior Notes") contain provisions that would allow a holder to require the Company to repurchase such holder's Senior Notes at a cash price equal to 101% of the principal amount thereof, together with accrued interest, upon the occurrence of a "Change of Control" of the Company (as defined therein), which could also have the effect of discouraging a third party from acquiring the Company. See "Principal and Selling Stockholders" and "Description of Certain Indebtedness."

    In addition, the Company's Board of Directors is authorized, subject to certain limitations prescribed by law, to issue up to 5,000,000 shares of preferred stock in one or more classes or series and to fix the designations, powers, preferences, rights, qualifications, limitations or restrictions, including voting rights, of those shares without any further vote or action by stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate transactions, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no current plans to issue shares of preferred stock.

    POSSIBLE EFFECT ON SHARE PRICE OF SHARES ELIGIBLE FOR FUTURE SALE. Upon consummation of this Offering, the Company will have approximately 19,400,000 shares of Common Stock outstanding, of which approximately 10,750,000 shares will be "restricted securities" within the meaning of Rule 144 ("Rule 144") promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and may not be sold without registration under the Securities Act unless Rule 144 or another exemption from registration is available. The stockholders of the Company who acquired their shares prior to the Company's initial public offering in December 1996 (the "Original Stockholders"), the Company's warrant holders and certain holders of the Company's outstanding options have been granted certain "piggyback" registration rights and certain "demand" registration rights with respect to the shares of Common Stock owned by them or to be issued to them. However, subject to certain exceptions, the Company will agree not to offer, pledge, sell, contract to sell, sell any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Stock for a period of 90 days from the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated. Each of the Company's directors and executive officers and certain of the Original Stockholders (including the Aurora Partnerships) will be bound by a similar agreement. No predictions can be made as to the effect, if any, that public sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock in the public market, particularly by directors and officers of the Company, or the perception that such sales could occur, could have an adverse effect on the market price of the Common Stock. See "Shares Eligible for Future Sale."

                                  THE COMPANY

    ATC was incorporated under the laws of Delaware in July 1994 at the direction of ACP to acquire Aaron's, HTP, Mamco and RPM. Subsequent to the Initial Acquisitions, the Company acquired CRS and Mascot in June 1995, King-O-Matic in September 1995, Tranzparts in April 1996, Diverco in October 1996, REPCO in January 1997, ATS in July 1997 and Trans Mart in August 1997. ATC conducts all of its operations through its wholly-owned subsidiaries and each of their respective subsidiaries.

    Prior to the Company's initial public offering in December 1996 (the "IPO"), ATC was a wholly owned subsidiary of Aftermarket Technology Holdings Corp. ("Holdings"). Simultaneously with the consummation of the IPO, Holdings was merged into ATC. Upon the effectiveness of such merger, each outstanding share of Holdings common stock was converted into one share of ATC Common Stock, and each outstanding share of Holdings Redeemable Exchangeable Cumulative Preferred Stock was converted into one share of ATC Redeemable Exchangeable Cumulative Preferred Stock, which was immediately thereafter redeemed for $126 in cash (which was equal to the original purchase price for such stock of $100 per share plus an amount equal to accrued and unpaid dividends on the Holdings Preferred Stock to the date of the merger). Following the completion of the IPO, the Company redeemed $40 million in principal amount of outstanding Senior Notes at a price of 112% plus accrued and unpaid interest.

    The principal executive offices of the Company are located at 900 Oakmont Lane, Suite 100, Westmont, Illinois 60559, and its telephone number is (630) 455-6000.

                              RECENT DEVELOPMENTS

    On July 31, 1997, the Company acquired substantially all of the assets of ATS, a remanufacturer of automatic transmissions and related components for General Motors. Prior to the acquisition, General Motors was not a customer of the Company. On the acquisition closing date, the Company made an initial cash payment of $12.0 million as consideration for the ATS assets, with additional payments due on each of the first eight anniversaries after the closing date. Substantially all of the additional payments, which will aggregate up to approximately $19 million, are contingent upon the attainment of certain sales levels by ATS. ATS is located in Gastonia, North Carolina.

    On August 15, 1997, the Company acquired Trans Mart, a distributor of automatic and standard transmission parts and related drive train components, for a cash purchase price of approximately $22 million plus repayment of $5 million of Trans Mart's pre-acquisition indebtedness. Trans Mart is one of the largest transmission aftermarket parts wholesalers in the United States with sales of approximately $33 million in 1996. Trans Mart is located in Florence, Alabama.

    The Company financed the purchases of ATS and Trans Mart with borrowings under the Credit Facility and contingent notes payable as described above. See "Use of Proceeds," "Capitalization" and "Pro Forma Financial Data."

    The Company periodically evaluates strategic acquisition opportunities and expects to continue to do so in the future. The Company has recently entered into a non-binding letter of intent to acquire another North American drive train parts distributor. The letter of intent provides for a purchase price of approximately $8 million and is subject to certain contingencies, including the Company's satisfactory completion of business, legal, accounting and environmental due diligence reviews, negotiation of definitive agreements, and approval of the transaction by the Company's Board of Directors. The letter of intent does not obligate either the Company or the potential acquisition candidate to enter into a definitive agreement, and there can be no assurance that the Company will enter into a definitive acquisition agreement or consummate such acquisition.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 2,200,000 shares offered by the Company are estimated to be $48.1 million after deducting estimated underwriting discounts and offering expenses. The Company will not receive any proceeds from the sale of shares by the Selling Stockholders.

    The Company will use the net proceeds to repay a portion of the outstanding indebtedness under the Credit Facility. See "Capitalization." As of August 31, 1997, the total amount outstanding under the Credit Facility was $65.0 million. The Credit Facility was put in place in February 1997 and replaced the Company's previous $30.0 million revolving credit facility. Of the indebtedness currently outstanding under the Credit Facility, (i) $12.2 million was incurred in January 1997 to repay indebtedness relating to the purchase of REPCO, (ii) $12.8 million was incurred to purchase ATS and pay related fees and expenses, (iii) $27.3 million was incurred to purchase Trans Mart, pay related fees and expenses and repay Trans Mart's pre-acquisition credit facility, (iv) $7.2 million was incurred to make semi-annual interest payments on the Senior Notes and (v) the balance was incurred for working capital purposes. The advances outstanding under the Credit Facility at August 31, 1997 were made under the Eurodollar Rate option (see "Description of Certain Indebtedness -- Bank Lines of Credit") and bear interest at an effective annual rate of 6.7%. The advances are due and payable on December 31, 2001, the termination date of the Credit Facility.

                          PRICE RANGE OF COMMON STOCK

    The Common Stock has been traded on the Nasdaq National Market System since the IPO in December 1996. The following table sets forth for the periods indicated the range of high and low sale prices of the Common Stock as reported by Nasdaq:

                                                                                   HIGH      LOW
                                                                                  -------  -------
1996
  Fourth quarter (beginning December 17)......................................... $17 5/8  $14 1/4

1997
  First quarter..................................................................  19 5/8   14 3/8
  Second quarter.................................................................  23       14 3/4
  Third quarter..................................................................  27 1/4   18 1/2
  Fourth quarter (through October 22)............................................  24       20 1/2

    On October 22, 1997, the last sale price of the Common Stock, as reported by Nasdaq, was $23 1/2 per share.

                                DIVIDEND POLICY

    The Company has not paid cash dividends on the Common Stock to date. Because the Company currently intends to retain any earnings to provide funds for the operation and expansion of its business and for the servicing and repayment of indebtedness, the Company does not intend to pay cash dividends on the Common Stock in the foreseeable future. Furthermore, as a holding company with no independent operations, the ability of the Company to pay cash dividends is dependent upon the receipt of dividends or other payments from its subsidiaries. Under the terms of the Indentures governing the Senior Notes, the Company is not permitted to pay any dividends on the Common Stock unless certain financial ratio tests are satisfied. In addition, the Credit Facility contains certain covenants that, among other things, prohibit the payment of dividends by the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." Any determination to pay cash dividends on the Common Stock in the future will be at the sole discretion of the Company's Board of Directors.

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company at June 30, 1997, the pro forma capitalization of the Company at June 30, 1997 giving effect to the ATS and Trans Mart acquisitions, including related financings (see "Recent Developments"), and such pro forma consolidated capitalization as adjusted to give effect to the estimated net proceeds from the sale of the shares of Common Stock offered by the Company in this Offering and the application thereof as described under "Use of Proceeds." This table should be read in conjunction with "Pro Forma Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto included elsewhere herein.

                                                                                       JUNE 30, 1997
                                                                            ------------------------------------
                                                                                                     PRO FORMA,
                                                                              ACTUAL     PRO FORMA   AS ADJUSTED
                                                                            ----------  -----------  -----------
                                                                                       (IN THOUSANDS)
LONG-TERM DEBT:
Credit Facility...........................................................  $   19,000   $  59,034(1)  $  10,968(1)
Senior Notes..............................................................     121,387     121,387      121,387
Contingent acquisition notes payable (2)..................................      --          10,143       10,143
                                                                            ----------  -----------  -----------
    Total long-term debt..................................................     140,387     190,564      142,498

STOCKHOLDERS' EQUITY:
Common Stock, $.01 par value, 30,000,000 shares authorized; 17,034,578 shares issued and outstanding, actual and pro forma; 19,234,578 shares,
  as adjusted (3).........................................................         170         170          192
Additional paid-in capital................................................      81,469      81,469      129,513
Preferred stock, $.01 par value, 5,000,000 shares authorized; no shares
  issued and outstanding; no shares issued and outstanding, as adjusted...      --          --           --
Retained earnings.........................................................      31,969      31,969       31,969
Cumulative translation adjustment.........................................          73          73           73
                                                                            ----------  -----------  -----------
    Total stockholders' equity............................................     113,681     113,681      161,747
                                                                            ----------  -----------  -----------
        Total capitalization..............................................  $  254,068   $ 304,245    $ 304,245
                                                                            ----------  -----------  -----------
                                                                            ----------  -----------  -----------

---------

(1) The pro forma amount gives effect to $40,034 subsequently borrowed under the Credit Facility to purchase ATS and Trans Mart as if the acquisitions had occurred at June 30, 1997, but does not give effect to unrelated borrowings under the Credit Facility after June 30, 1997. The pro forma as adjusted amount gives effect to the application of the estimated net proceeds to the Company from this Offering. See "Risk Factors -- Indebtedness and Liquidity" and "Use of Proceeds."

(2) Represents the present value of contingent consideration payable in connection with the purchase of ATS. See "Recent Developments."

(3) Does not give effect to the issuance of shares reserved for issuance upon the exercise of outstanding warrants and stock options. See "Shares Eligible for Future Sale."

                            SELECTED FINANCIAL DATA

    The selected financial data presented below with respect to the statements of income for the seven months ended July 31, 1994, five months ended December 31, 1994, and the years ended December 31, 1995 and December 31, 1996 and the balance sheets at December 31, 1995 and 1996 are derived from the Combined Financial Statements of the Predecessor Companies and Consolidated Financial Statements of the Company that have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere herein, and are qualified by reference to such financial statements and notes related thereto. The selected financial data with respect to the statement of income data for the years ended December 31, 1992 and December 31, 1993 and the balance sheet data at December 31, 1992 and 1993 are derived from the audited Combined Financial Statements of the Predecessor Companies that have been audited by Ernst & Young LLP, independent auditors, but are not included herein. The balance sheet data at December 31, 1994 are derived from the audited Consolidated Financial Statements of the Company that have been audited by Ernst & Young LLP, independent auditors; however, the balance sheet is not included herein. The balance sheet data at June 30, 1997 and the statement of income data for the six months ended June 30, 1996 and 1997 are derived from unaudited consolidated financial statements. The unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, the Company considers necessary for a fair presentation of the financial position at such date and the results of operations for such periods. Operating results for the six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the year ending December 31, 1997. The data provided should be read in conjunction with the Consolidated Financial Statements, related notes, and other financial information included in this Prospectus.

                                                                                                                      FOR THE
                                                                                                                        SIX
                                                                                                                      MONTHS
                                                                                                                       ENDED
                                                                                                                     JUNE 30,
                                                                                                                     ---------
                                                                                             CONSOLIDATED
                                                                        ------------------------------------------------------
                                                                                                                       1996
                                                                                                                     ---------
                                                                                                                     (UNAUDITED)
                                                                                                                     ---------
                                                 COMBINED
                                     ---------------------------------
                                                             FOR THE
                                      FOR THE YEAR ENDED      SEVEN
                                                             MONTHS     FOR THE FIVE        FOR THE YEAR ENDED
                                         DECEMBER 31,      ENDED JULY   MONTHS ENDED   ----------------------------
                                     --------------------   31, 1994    DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                       1992       1993         (1)          1994           1995           1996
                                     ---------  ---------  -----------  -------------  -------------  -------------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Net sales..........................  $  75,264  $ 110,702   $  90,056     $  67,736      $ 190,659      $ 272,879    $ 131,019
Cost of sales......................     45,588     66,687      52,245        40,112        115,499        166,811       80,168
                                     ---------  ---------  -----------  -------------  -------------  -------------  ---------
Gross profit.......................     29,676     44,015      37,811        27,624         75,160        106,068       50,851
Selling, general and administrative
  expenses.........................     22,103     25,682      20,475        14,206         38,971         55,510       25,126
Amortization of intangible
  assets...........................         28         28          16         1,210          3,308          3,738        1,849
                                     ---------  ---------  -----------  -------------  -------------  -------------  ---------
Operating income...................      7,545     18,305      17,320        12,208         32,881         46,820       23,876
Interest expense (income), net.....       (258)      (302)       (158)        6,032         16,915         19,106        9,780
Income taxes (3)...................        150        471          (5)        2,565          6,467         11,415        5,806
                                     ---------  ---------  -----------  -------------  -------------  -------------  ---------
Income before extraordinary item...  $   7,653  $  18,136   $  17,483         3,611          9,499         16,299        8,290
                                     ---------  ---------  -----------
                                     ---------  ---------  -----------
Preferred stock dividends..........                                             853          2,093          2,222        1,083
                                                                        -------------  -------------  -------------  ---------
Income before extraordinary item
  available to common
  stockholders.....................                                       $   2,758      $   7,406      $  14,077    $   7,207
                                                                        -------------  -------------  -------------  ---------
                                                                        -------------  -------------  -------------  ---------
Income before extraordinary item
  per share (4)....................                                                                     $    1.02
Shares used in computation of
  income before extraordinary item
  per share (4)....................                                                                        15,918
OTHER DATA:
Capital expenditures (5)...........  $   1,141  $   2,310   $   1,850     $   1,336      $   5,187      $   7,843    $   3,541


                                     1997 (2)
                                     ---------

STATEMENT OF INCOME DATA:
Net sales..........................  $ 168,098
Cost of sales......................    103,160
                                     ---------
Gross profit.......................     64,938
Selling, general and administrative
  expenses.........................     35,736
Amortization of intangible
  assets...........................      1,991
                                     ---------
Operating income...................     27,211
Interest expense (income), net.....      8,014
Income taxes (3)...................      7,718
                                     ---------
Income before extraordinary item...     11,479

Preferred stock dividends..........     --
                                     ---------
Income before extraordinary item
  available to common
  stockholders.....................  $  11,479
                                     ---------
                                     ---------
Income before extraordinary item
  per share (4)....................  $    0.60
Shares used in computation of
  income before extraordinary item
  per share (4)....................     19,286
OTHER DATA:
Capital expenditures (5)...........  $   4,962

------------

(FOOTNOTES ON FOLLOWING PAGE)

                                                  COMBINED                            CONSOLIDATED
                                            --------------------  ----------------------------------------------------
                                                DECEMBER 31,                   DECEMBER 31,                 JUNE 30,
                                            --------------------  ---------------------------------------     1997
                                              1992       1993       1994         1995           1996       (UNAUDITED)
                                            ---------  ---------  ---------  -------------  -------------  -----------
                                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital...........................  $  18,639  $  26,651  $  39,646    $  57,066      $ 103,371     $  83,561
Property, plant and equipment, net........      3,274      4,678      6,196       10,784         17,482        21,357
Total assets..............................     32,654     45,618    187,293      247,932        320,747       299,986
Long-term liabilities (6).................      1,497        998    121,483      165,724        167,233       146,421
Preferred stock...........................     --         --         20,000       20,000         --            --
Common stockholders' equity...............     22,107     31,720     22,757       30,188        105,832       113,681

------------
(1) The combined financial statements for the seven months ended July 31, 1994 include the operations of the Predecessor Companies up to their respective acquisition dates. All material transactions between the Predecessor Companies have been eliminated.

(2) Income before extraordinary item for the six months ended June 30, 1997 excludes an extraordinary item in the amount of $3,749 ($6,270 less related income tax benefit of $2,521). This amount is comprised of (i) a $5,700 charge resulting from the early redemption of $40,000 in principal amount of the Senior Notes in February 1997, which included the payment of a 12.0% early redemption premium and the write-off of related debt issuance costs and (ii) a charge of approximately $600 for the write-off of previously capitalized debt issuance costs in connection with the termination of the Company's previous revolving credit facility.

(3) Two of the Predecessor Companies elected to be taxed as S Corporations for all periods through consummation of the Initial Acquisitions; therefore, for federal and state income tax purposes, any income or loss generally was not taxed to these companies but was reported by their respective stockholders. A pro forma provision for taxes based on income reflecting the estimated provision for federal and state income taxes that would have been provided had these companies been C Corporations and included in consolidated returns with the Company is as follows: $3,036 and $7,334 for the years ended December 31, 1992 and 1993, respectively, and $7,004 for the seven months ended July 31, 1994.

(4) See Note 1 of Notes to Consolidated Financial Statements for a description of the computation of net income per share. Giving effect to this Offering and the application of the proceeds as set forth under "Use of Proceeds" as if the same had occurred on January 1, 1996, pro forma income before extraordinary item per share would have been $1.10 for the year ended December 31, 1996, and assuming this Offering had occurred on January 1, 1997, pro forma income before extraordinary item per share would have been $0.63 for the six months ended June 30, 1997.

(5) Excludes capital expenditures made by each of CRS, Mascot, King-O-Matic, Tranzparts, Diverco and REPCO prior to such subsidiaries' respective acquisitions and any capital expenditures made in connection with such acquisitions.

(6) Includes deferred tax liabilities of $1,438, $3,478, $5,252 and $6,034 at December 31, 1994, 1995 and 1996 and June 30, 1997, respectively.

                            PRO FORMA FINANCIAL DATA

    The Unaudited Pro Forma Consolidated Balance Sheet and the Unaudited Pro Forma Consolidated Statements of Income give effect to business acquisitions made in 1996 and 1997 which were accounted for using the purchase method of accounting. The acquisitions were as follows:

Tranzparts, Inc. (Tranzparts).................................  April 1996
Diverco, Inc. (Diverco).......................................  October 1996
Replacement & Exchange Parts Co., Inc. (REPCO)................  January 1997
Automatic Transmission Shops, Inc. (ATS)......................  July 1997
Trans Mart, Inc. (Trans Mart).................................  August 1997

    The Unaudited Pro Forma Consolidated Balance Sheet at June 30, 1997 includes the Unaudited Consolidated Balance Sheet of the Company and gives effect to the ATS and Trans Mart acquisitions as if they had occurred on June 30, 1997. The Unaudited Pro Forma Consolidated Balance Sheet, as adjusted, at June 30, 1997 gives effect to the application of the proceeds of this Offering as set forth under "Use of Proceeds," as if the same had occurred on June 30, 1997.

    The Unaudited Pro Forma Consolidated Statements of Income for the year ended December 31, 1996 and for the six months ended June 30, 1997 include the historical consolidated statements of income of the Company and give effect to the 1996 and 1997 Acquisitions as if they had occurred at the beginning of the respective periods. The Unaudited Pro Forma Consolidated Statements of Income, as adjusted, for the year ended December 31, 1996 and for the six months ended June 30, 1997 gives effect to the application of the proceeds of this Offering as set forth under "Use of Proceeds," as if the same had occurred on January 1, 1996 and January 1, 1997, respectively.

    The Unaudited Pro Forma Consolidated Balance Sheet is not necessarily indicative of the financial position that would actually have occurred if the acquisitions of ATS and Trans Mart had been consummated as of June 30, 1997. The Unaudited Pro Forma Consolidated Statements of Income are not necessarily indicative of the results of the operations that would actually have occurred if the transactions had been consummated as of January 1, 1996 or January 1, 1997 or of the future operations. These statements should be read in conjunction with the Consolidated Financial Statements, related notes, and other financial information included in this Prospectus.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                 JUNE 30, 1997
                                 (IN THOUSANDS)

                                                                                         ADJUSTMENTS
                                                              PRO FORMA                      FOR       PRO FORMA
                                                COMPANY    ADJUSTMENTS (1)   PRO FORMA    OFFERING    AS ADJUSTED
                                               ----------  ---------------  -----------  -----------  -----------
ASSETS
Current assets:
  Cash and cash equivalents..................  $    4,508                    $   4,508                 $   4,508
  Accounts receivable, net...................      44,394     $   3,594         47,988                    47,988
  Inventories................................      69,098         6,903         76,001                    76,001
  Prepaid and other assets...................       5,445           120          5,565                     5,565
                                               ----------                   -----------               -----------
    Total current assets.....................     123,445                      134,062                   134,062
Equipment and leasehold improvements, net....      21,357         1,133         22,490                    22,490
Debt issuance costs, net.....................       4,678                        4,678                     4,678
Cost in excess of net assets acquired, net...     150,080        44,931        195,011                   195,011
Other assets.................................         426                          426                       426
                                               ----------                   -----------               -----------
Total assets.................................  $  299,986                    $ 356,667                 $ 356,667
                                               ----------                   -----------               -----------
                                               ----------                   -----------               -----------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...........................  $   18,662     $   3,032      $  21,694                 $  21,694
  Other accrued liabilities..................      15,719           547         16,266                    16,266
  Bank lines of credit.......................       4,310                        4,310                     4,310
  Income taxes payable.......................       1,193                        1,193                     1,193
                                               ----------                   -----------               -----------
    Total current liabilities................      39,884                       43,463                    43,463
Senior Notes.................................     121,387                      121,387                   121,387
Contingent acquisition notes payable.........      --            10,143         10,143                    10,143
Credit Facility..............................      19,000        40,034         59,034    $ (48,066)      10,968
Deferred compensation........................      --             2,925          2,925                     2,925
Deferred tax liabilities.....................       6,034                        6,034                     6,034

STOCKHOLDERS' EQUITY:
  Common Stock...............................         170                          170           22          192
  Additional paid-in capital.................      81,469                       81,469       48,044      129,513
  Retained earnings..........................      31,969                       31,969                    31,969
  Cumulative translation adjustment..........          73                           73                        73
                                               ----------                   -----------               -----------
    Total stockholders' equity...............     113,681                      113,681                   161,747
                                               ----------                   -----------               -----------
    Total liabilities and stockholders'
      equity.................................  $  299,986                    $ 356,667                 $ 356,667
                                               ----------                   -----------               -----------
                                               ----------                   -----------               -----------

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

(1) Represents the assets purchased and liabilities assumed related to the ATS and Trans Mart acquisitions and related financings. Included in related financings are contingent acquisition notes payable with a present value of $10,143 related to the ATS acquisition. Deferred compensation represents compensation arrangements under long-term agreements with employees and consultants of ATS which were entered into in connection with the purchase of ATS.

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1996
                                 (IN THOUSANDS)

                                              COMBINED
                                              ACQUIRED                               ADJUSTMENTS
                                             BUSINESSES     PRO FORMA                    FOR       PRO FORMA AS
                                 COMPANY         (1)       ADJUSTMENTS   PRO FORMA    OFFERING     ADJUSTED (2)
                                ----------  -------------  -----------  -----------  -----------  --------------
Net sales.....................  $  272,879    $  72,770                  $ 345,649                  $  345,649
Cost of sales.................     166,811       51,342                    218,153                     218,153
                                ----------  -------------               -----------               --------------
Gross profit..................     106,068       21,428                    127,496                     127,496
Selling, general and
  administrative expenses.....      55,510       14,901     $  (1,853)(2)     67,793                    67,793
                                                                 (277)(3)
                                                                   66(4)
                                                                 (554)(5)
Amortization of intangible
  assets......................       3,738           53         1,346(6)      5,137                      5,137
                                ----------  -------------               -----------               --------------
Income from operations              46,820        6,474                     54,566                      54,566
Interest expense, net.........      19,106          171          (632)(7)     24,887  $  (4,086)        20,801
                                                                6,162(8)
                                                                   80(9)
                                ----------  -------------               -----------               --------------
Income before income taxes....      27,714        6,303                     29,679                      33,765
Provision for income taxes....      11,415           41           767 (10     12,223      1,654         13,877
                                ----------  -------------               -----------               --------------
Net income....................  $   16,299    $   6,262                  $  17,456                  $   19,888
                                ----------  -------------               -----------               --------------
                                ----------  -------------               -----------               --------------

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                         SIX MONTHS ENDED JUNE 30, 1997
                                 (IN THOUSANDS)

                                              COMBINED
                                              ACQUIRED                               ADJUSTMENTS
                                             BUSINESSES     PRO FORMA                    FOR       PRO FORMA AS
                                 COMPANY         (1)       ADJUSTMENTS   PRO FORMA    OFFERING     ADJUSTED (2)
                                ----------  -------------  -----------  -----------  -----------  --------------
Net sales.....................  $  168,098    $  27,714                  $ 195,812                  $  195,812
Cost of sales.................     103,160       20,353                    123,513                     123,513
                                ----------  -------------               -----------               --------------
Gross profit..................      64,938        7,361                     72,299                      72,299
Selling, general and
  administrative expenses.....      35,736        4,140     $    (471)(2)     39,076                    39,076
                                                                  (87)(3)
                                                                 (242)(5)
Amortization of intangible
  assets......................       1,991       --               575(6)      2,566                      2,566
                                ----------  -------------               -----------               --------------
Income from operations........      27,211        3,221                     30,657                      30,657
Interest expense, net.........       8,014          (64)         (233)(7)     10,135  $  (2,103)         8,032
                                                                2,418(8)
                                ----------  -------------               -----------               --------------
Income before income taxes....      19,197        3,285                     20,522                      22,625
Provision for income taxes....       7,718                        533 (10      8,251        844          9,095
                                ----------  -------------               -----------               --------------
Income before extraordinary
  item........................  $   11,479    $   3,285                  $  12,271                  $   13,530
                                ----------  -------------               -----------               --------------
                                ----------  -------------               -----------               --------------

---------

(FOOTNOTES ON FOLLOWING PAGE)

         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

 (1) Includes the historical operations of the acquired businesses prior to their acquisition by the Company. Accordingly, included in the 1996 amounts are Tranzparts for the three months ended March 31, 1996, Diverco for the nine months ended September 30, 1996 and REPCO, Trans Mart and ATS for the year ended December 31, 1996. The 1997 amounts include REPCO for the one month ended January 31, 1997 and Trans Mart and ATS for the six months ended June 30, 1997.

 (2) Adjusts compensation of the former owners of the acquired companies to the amounts payable under employment agreements entered into with the Company at the time of acquisition.

 (3) Reflects the revised rental payments on facilities based upon the lease agreements signed at the time of the acquisition.

 (4) Reflects additional depreciation expense for the acquired companies from the beginning of the period through the respective acquisition dates.

 (5) Reflects additional savings for one of the acquired companies as a result of the anticipated closing of distribution facilities in regions already served by existing Company facilities and other identifiable savings for the acquisitions from the beginning of the period through the respective acquisition dates.

 (6) Reflects additional amortization expense for the acquired companies from the beginning of the period through the respective acquisition dates.

 (7) Eliminates interest on debt not assumed in the acquisitions.

 (8) Reflects additional interest expense on debt incurred in connection with the acquisitions, as if such debt had been incurred at the beginning of the periods presented.

 (9) Eliminates gain on sale recognized by Tranzparts in connection with the sale of property to its former stockholder prior to its acquisition by the Company.

(10) Reflects the adjustment of income taxes as a result of the pro forma adjustments described in these Notes and the additional taxes that would have been expensed had certain acquired companies been taxed as C Corporations rather than S Corporations.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company and notes thereto included elsewhere in this Prospectus.

OVERVIEW

    The Company's revenues are generated through the sale of drive train products used in the repair of vehicles in the automotive aftermarket. Since its formation, the Company has benefited from a combination of internal and acquisition-related revenue growth. The Company achieved compound annual growth in revenue of approximately 37% from 1992 through June 30, 1997 (including both internal growth and growth through acquisitions).

    The Company's revenues from sales to Independent Aftermarket customers increased by 23.6% compounded annually from $58.5 million to $151.9 million from 1992 through June 30, 1997. This growth was due to geographic expansion through the addition of distribution centers, a broadened product line, enhanced customer service, effective sales efforts, the addition of retail automotive parts stores as customers, and acquisitions. During the same period, revenues from sales to OEM customers increased by 64.6% compounded annually from $16.8 million to $158.1 million due to increased sales to existing customers, including Chrysler, and the addition of new customers.

    The primary components of the Company's cost of goods sold are the cost of cores and component parts, labor costs and overhead. While certain of these costs have fluctuated as a percentage of sales over time, cost of goods sold as a percentage of sales has remained relatively constant from 1992 through 1996. Selling, general and administrative ("SG&A") expenses consist primarily of salaries, commissions, rent, marketing expenses and other management infrastructure expenses. SG&A expenses as a percentage of sales declined from 29.4% in 1992 to 20.3% in 1996 principally due to the effect of spreading certain fixed costs over a larger sales base.

    The Company regularly evaluates strategic acquisition opportunities in the automotive aftermarket business and expects to continue to do so in the future. The Company has entered into a non-binding letter of intent to acquire another North American drive train parts distributor for a purchase price of approximately $8 million. If this acquisition is completed, the Company expects to pay the purchase price with a combination of cash from operations and borrowings under the Credit Facility. See "Recent Developments."

RESULTS OF OPERATIONS

    The following table sets forth certain financial statement data expressed in millions of dollars and as a percentage of net sales. The pro forma statement of income for the year ended December 31, 1994 reflects the combined financial statements for the seven months ended July 31, 1994 for Aaron's, HTP, Mamco and RPM, and the consolidated operations of these companies for the five months ended December 31, 1994.

Pro forma expense adjustments were made to reflect the Initial Acquisitions as if they had occurred on January 1, 1994.

                                                                                       1996
                                                      YEAR ENDED DECEMBER 31,  --------------------
                                 ------------------------------------------------------------------     SIX MONTHS ENDED JUNE 30,
                                                                                                     -------------------------------
                                     PRO FORMA 1994              1995             (IN MILLIONS)              1996            1997
                                 ----------------------  --------------------                        --------------------  ---------
Net sales......................   $   157.8       100.0% $   190.7      100.0% $   272.9      100.0% $   131.0      100.0% $   168.1
Cost of sales..................        92.9        58.9      115.5       60.6      166.8       61.1       80.2       61.2      103.2
                                 -----------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Gross profit...................        64.9        41.1       75.2       39.4      106.1       38.9       50.8       38.8       64.9
SG&A expenses..................        30.4        19.2       39.0       20.5       55.5       20.3       25.1       19.2       35.7
Amortization of intangible
  assets.......................         3.0         1.9        3.3        1.7        3.8        1.4        1.8        1.4        2.0
                                 -----------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating income...............        31.5        20.0       32.9       17.2       46.8       17.2       23.9       18.2       27.2
Interest expense, net..........        14.5         9.2       16.9        8.8       19.1        7.0        9.8        7.5        8.0
Provision for income taxes.....         6.9         4.4        6.5        3.4       11.4        4.2        5.8        4.4        7.7
                                 -----------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income from continuing
  operations...................   $    10.1         6.4% $     9.5        5.0% $    16.3        6.0% $     8.3        6.3% $    11.5
                                 -----------             ---------             ---------             ---------             ---------
                                 -----------             ---------             ---------             ---------             ---------

Net sales......................      100.0%
Cost of sales..................       61.4
                                 ---------
Gross profit...................       38.6
SG&A expenses..................       21.3
Amortization of intangible
  assets.......................        1.1
                                 ---------
Operating income...............       16.2
Interest expense, net..........        4.8
Provision for income taxes.....        4.6
                                 ---------
Net income from continuing
  operations...................        6.8%

    SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30, 1996

    Net income from continuing operations increased 38.5% from $8.3 million for the six months ended June 30, 1996 to $11.5 million for the six months ended June 30, 1997. Net sales increased 28.3%, from $131.0 million for the six months ended June 30, 1996 to $168.1 million for the six months ended June 30, 1997, primarily due to increased sales volumes to OEM customers as well as sales generated by the acquisitions of Tranzparts, Diverco and REPCO. In general, costs and expenses also increased; however, overall the Company was able to spread its overhead expenses over a larger revenue base, which contributed to the comparatively higher net income from continuing operations for the six month period.

    On a per share basis, net income from continuing operations increased from $0.53 per share for the six months ended June 30, 1996 to $0.60 per share for the six months ended June 30, 1997. The number of shares used in the per share calculations were 15.7 million for the six months ended June 30, 1996 and 19.3 million for the six months ended June 30, 1997. The increase in shares resulted primarily from the IPO.

    NET SALES. Net sales increased $37.1 million, or 28.3%, from $131.0 million for the six months ended June 30, 1996 to $168.1 million for the six months ended June 30, 1997. Of this increase, $21.2 million was due to the internal growth described above and $15.9 million was due to the incremental net sales generated by the companies acquired in April 1996, October 1996 and January 1997 (Tranzparts, Diverco and REPCO, respectively).

    Net sales to Chrysler represented 34.9% of total net sales for the six months ended June 30, 1997, as compared to 36.9% for the six months ended June 30, 1996.

    GROSS PROFIT. Gross profit as a percentage of net sales remained relatively constant at 38.6% for the six months ended June 30, 1997 as compared to 38.8% for the six months ended June 30, 1996.

    SG&A EXPENSES. The Company's SG&A expenses increased $10.6 million, from $25.1 million for the six months ended June 30, 1996 to $35.7 million for the six months ended June 30, 1997. As a percentage of net sales, SG&A expenses increased from 19.2% to 21.3% between the two periods. The increase in SG&A expenses is primarily due to the ongoing incremental expenses of the Tranzparts, Diverco and REPCO acquisitions, certain enhancements to the Company's infrastructure (including additional management and improved information systems), and additional selling and other variable overhead costs associated with the higher sales volume (including increased production capacity). The increase in SG&A expenses as a percentage of net sales is primarily attributable to: (i) the deferred compensation expense described below, (ii) certain enhancements to the Company's infrastructure (including additional management and improved information systems), (iii) the acquisitions of Tranzparts and REPCO in April 1996 and January 1997, respectively, which generally have higher SG&A expenses as a percentage of net sales than does the Company as a whole, and (iv) the additional ongoing expenses associated with being a publicly held company.

    Included in SG&A expenses are non-cash charges totaling $1.0 million, representing the pro rata portion for the first six months of 1997 of deferred compensation expense relating to the difference between the exercise price and the intrinsic value for financial statement presentation purposes of stock options granted to Mr. Stephen J. Perkins, the Company's Chairman of the Board, President and Chief Executive Officer and other members of senior management at $4.67 per share in October 1996, prior to the IPO. There were no corresponding charges recognized in the first six months of 1996. The Company expects to recognize additional compensation expense aggregating $2.3 million over the balance of the respective vesting periods of the options, which generally range from three to five years from the date of grant.

    AMORTIZATION OF INTANGIBLE ASSETS. Amortization of intangible assets increased from $1.8 million for the six months ended June 30, 1996 to $2.0 million for the six months ended June 30, 1997. The increase resulted from the additional intangible assets arising from the acquisitions of Tranzparts, Diverco and REPCO.

    INCOME FROM OPERATIONS. Principally as a result of the factors described above, income from operations increased 14.0%, from $23.9 million for the six months ended June 30, 1996 to $27.2 million for the six months ended June 30, 1997.

    INTEREST EXPENSE, NET. Interest expense decreased from $10.2 million for the six months ended June 30, 1996 to $9.0 million for the six months ended June 30, 1997. The lower interest resulted from the net effect of the early redemption of $40.0 million of the Senior Notes in February 1997 offset to some extent by increased borrowings under the Credit Facility. The Credit Facility carries a significantly lower effective interest rate than did the Senior Notes.

    EXTRAORDINARY ITEM. An extraordinary item in the amount of $3.8 million ($6.3 million, net of related income tax benefit of $2.5 million) was recorded in the six months ended June 30, 1997. This amount is comprised of (i) a $5.7 million charge resulting from the early redemption of $40.0 million of the Senior Notes in February 1997, which included the payment of a 12.0% early redemption premium and the write-off of related debt issuance costs and (ii) a charge of approximately $600,000 for the write-off of previously capitalized debt issuance costs in connection with the termination of the Company's previous revolving credit facility.

    YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

    Net income increased 71.6% from $9.5 million in 1995 to $16.3 million in 1996, as the Company experienced significant revenue growth from both of its customer groups, OEMs and the Independent Aftermarket including retail automotive parts stores. More than half of the revenue growth occurred from OEM customers. Growth from the Independent Aftermarket was achieved largely through two strategic acquisitions (Tranzparts and Diverco), and to a lesser extent from internal growth. The higher net income was primarily achieved from the Company's ability to spread its overhead expenses over a larger revenue base.

    Although the IPO resulted in an increase in the number of shares used in the earnings per share ("EPS") calculation, EPS increased significantly from $0.65 in 1995 to $1.02 in 1996. The number of shares used in the calculation of EPS were 14.6 million for 1995 and 15.9 million for 1996.

    NET SALES. Net sales increased $82.2 million or 43.1%, from $190.7 million in 1995 to $272.9 million in 1996. Of this increase, $42.8 million was due to internal growth and $39.4 million was due to the incremental net sales generated by the companies acquired in 1995 and 1996: CRS, Mascot, King-O-Matic, Tranzparts and Diverco, which were acquired on June 1, 1995, June 9, 1995, September 12, 1995, April 2, 1996 and October 1, 1996, respectively.

    The internal growth was generated primarily from increased sales volumes with existing OEM customers. To a lesser extent, internal growth was also generated by the incremental sales associated with the opening of five new distribution centers during the second half of 1995, increased sales volumes through existing distribution centers and increased sales volumes with existing retail customers.

    Net sales to Chrysler of $101.5 million in 1996 represented 37.2% of the Company's total net sales for the year, as compared to $67.6 million and 35.4% in 1995. The increase in net sales to Chrysler is partially reflective of an effort by Chrysler during the third quarter of 1995 to reduce its inventory of remanufactured transmissions. Management believes that the Chrysler inventory reduction during the third quarter of 1995 was a one-time effort to reverse an inventory build-up in 1994 and is not expected to recur.

    GROSS PROFIT. Gross profit as a percentage of net sales decreased slightly from 39.4% in 1995 to 38.9% in 1996. The decrease in gross profit margin was largely attributable to certain non-recurring start-up costs incurred during 1996 in connection with the Company's new plant in Joplin, Missouri and the expansion of capacity at the Company's plant in Springfield, Missouri needed to support sales growth to retail and OEM customers.

    SG&A EXPENSES. SG&A expenses decreased slightly as a percentage of net sales from 20.4% in 1995 to 20.3% in 1996. However, SG&A expenses increased in absolute dollars from $39.0 million in 1995 to $55.5 million in 1996, representing an increase of $16.5 million or 42.4%. The increase in SG&A expenses was due largely to the ongoing incremental SG&A expenses of the companies acquired in 1995 and 1996: CRS, Mascot, King-O-Matic, Tranzparts and Diverco. Other significant factors contributing to the increase in SG&A expenses include the ongoing incremental expenses associated with the five new distribution centers opened during the second half of 1995, and certain start-up and ongoing SG&A expenses incurred in connection with the Company's new plant in Joplin, Missouri. In addition, SG&A expenses in 1996 included a charge of approximately $700,000 for certain planned reorganization costs associated with the relocation of the Company's corporate headquarters to the Chicago area and costs associated with a realignment of the Independent Aftermarket division.

    AMORTIZATION OF INTANGIBLE ASSETS. Amortization of intangible assets increased approximately $400,000 in 1996 as compared to 1995, reflecting the increase in intangible assets that occurred as a result of the acquisitions of CRS, Mascot, King-O-Matic, Tranzparts and Diverco.

    INCOME FROM OPERATIONS. Principally as a result of the factors described above, income from operations increased 42.2%, from $32.9 million in 1995 to $46.8 million in 1996. As a percentage of net sales, income from operations in 1996 was 17.2%, equal to the same percentage of net sales in 1995.

    INTEREST EXPENSE, NET. Interest expense increased $2.3 million from $18.0 million in 1995 to $20.3 million in 1996. The increase was due to a full year of interest expense on the Series D Senior Notes which were used to finance the acquisitions of CRS, Mascot and King-O-Matic, and the related amortization of debt issuance costs. The Series D Senior Notes were issued on June 1, 1995 and therefore were only outstanding for the last seven months of 1995.

    YEAR ENDED DECEMBER 31, 1995 COMPARED TO PRO FORMA YEAR ENDED DECEMBER 31,
     1994

    The Company experienced revenue growth of 20.8% in 1995, its first full year of operation following its formation. However, net income decreased from $10.1 million in 1994 (on a pro forma basis) to $9.5 million in 1995. The decrease in net income resulted from the combined effect on 1995 results of higher interest expense and a lower percentage of income from operations. On June 1, 1995, the Company issued the Series D Senior Notes, which added $2.7 million of interest expense for the year. Income from operations decreased from 20.0% of net sales in 1994 to 17.2% in 1995, principally as a result of a lower gross profit margin and higher SG&A expenses as discussed below.

    NET SALES. Net sales increased by $32.9 million or 20.8% from $157.8 million in 1994 to $190.7 million in 1995 primarily as a result of the acquisitions of CRS, Mascot, and King-O-Matic. The three new acquisitions provided $24.7 million in additional revenues. Net sales of remanufactured transmissions increased from $68.4 million in 1994 to $85.9 million in 1995. The volume increase of remanufactured transmissions resulted principally from the acquisitions of CRS and Mascot, partially offset by a reduction in net sales of remanufactured transmissions to Chrysler from $66.8 million in 1994 to $64.8 million in 1995. Net sales to Chrysler reflected a decrease from $19.8 million during the third quarter of 1994 to $13.2 million for the third quarter of 1995 as Chrysler reduced its inventory of remanufactured transmissions, partially offset by an increase from $16.4 million during the fourth quarter of 1994 to $18.9 million for the fourth quarter of 1995. Net sales of repair kits, hard parts and other drive train products increased $6.0 million from $69.0 million in 1994 to $75.0 million in 1995 primarily as a result of the Company's acquisition of King-O-Matic. Net sales of remanufactured engines increased $4.6 million from $15.2 million in 1994 to $19.8 million in 1995. The volume increase of remanufactured engines resulted from increased demand from Western Auto at its retail outlets, and the addition of new retail customers.

    GROSS PROFIT. Gross profit as a percentage of net sales decreased from 41.1% in 1994 to 39.4% in 1995. The gross profit decrease of 1.7% of net sales was due in large part to increased labor costs relating to remanufactured engines and transmissions. The Company was not able to recover all of the additional costs through increased selling prices.

    In addition, the aggregate gross profit was affected by the acquisitions that occurred in 1995. Total net sales in 1995 includes $24.7 million for CRS, Mascot and King-O-Matic at a combined gross profit, which was somewhat lower than that of the Company as a whole for 1995.

    SG&A EXPENSES. SG&A expenses increased from $30.4 million in 1994 to $39.0 million in 1995 and, as a percentage of net sales, from 19.2% in 1994 to 20.5% in 1995. The increase was partly due to the Company's acquisitions of CRS, Mascot and King-O-Matic, which comprised $3.3 million of the Company's SG&A expenses in 1995. Other significant factors that contributed to the increase in SG&A expenses were the relocation of RPM's main facilities from Azusa, California to Rancho Cucamonga, California and the addition of a new manufacturing plant in Joplin, Missouri, both of which resulted in an increase in ongoing SG&A expenses and a significant amount of non-recurring SG&A expenses being incurred during 1995. Legal, audit, tax and other professional fees were also higher in 1995 principally due to a full year of ATC operations as compared with only five months of operations in 1994.

    AMORTIZATION OF INTANGIBLE ASSETS. Amortization of intangible assets increased approximately $300,000 in 1995, reflecting the increase in intangible assets that occurred as a result of the acquisitions of CRS, Mascot and King-O-Matic.

    INCOME FROM OPERATIONS. Principally as a result of the factors described above, income from operations increased 4.4% from $31.5 million in 1994 to $32.9 million in 1995. As a percentage of net sales, income from operations decreased from 20.0% in 1994 to 17.2% in 1995.

    INTEREST EXPENSE, NET. Interest expense increased $2.4 million from $14.5 million in 1994 to $16.9 million in 1995. The increase in interest expense reflects additional interest on the Senior Notes that were issued principally to finance the acquisitions of CRS, Mascot and King-O-Matic and the related amortization of debt issuance costs.

LIQUIDITY AND CAPITAL RESOURCES

    The Company had total cash and cash equivalents on hand of $4.5 million at June 30, 1997, representing a decrease in net cash of $42.0 million for the six months ended June 30, 1997. Net cash provided by operating activities was $3.6 million for the six month period. Net cash used in investing activities was $19.1 million for the period, including $12.2 million for the acquisition of REPCO, a scheduled payment of $2.0 million relating to the acquisition of Diverco, and $4.9 million in capital expenditures, primarily for purchases of equipment. Net cash used in financing activities was $26.5 million, including payments totaling $44.8 million in connection with the redemption of $40.0 million of Senior Notes offset by net borrowings of $19.0 million under the Credit Facility. Subsequent to June 30, 1997, the

Company acquired ATS and Trans Mart. The ATS acquisition involves contingent payments expected to be made over eight years. See "Recent Developments" and "Pro Forma Financial Data."

    The Company raised total net proceeds of $61.6 million in the IPO and concurrent private placement of Common Stock in December 1996. From the Company's inception in July 1994 to December 1996, the Company funded its operations and investments in property and equipment, including acquisitions, through the issuance of Senior Notes totaling $162.4 million, the private sale of preferred stock of $20.0 million and Common Stock of $20.0 million, and to a lesser extent through cash provided by operating activities and revolving bank lines. In December 1996, the preferred stock was redeemed and, in February 1997, $40.0 million in principal amount of the Senior Notes was redeemed, with a combination of the proceeds from the IPO and borrowings under the Credit Facility. See "The Company."

    The Company's capital expenditures for the six months ended June 30, 1997 were $4.9 million. The Company budgeted $5.6 million for capital expenditures for the remainder of 1997. The 1997 capital expenditures budget consists primarily of additional transmission, engine and torque converter remanufacturing equipment and other improvements to support planned increases in production capacity in the Joplin and Springfield, Missouri and Mahwah, New Jersey plants. Overall, planned capital expenditures for the remainder of 1997 are considered adequate for normal replacement and consistent with projections for future sales and earnings.

    In February 1997, the Company terminated its $30.0 million revolving credit facility with The Chase Manhattan Bank that had been scheduled to mature in July 1999 and replaced it with the $100.0 million Credit Facility. The Credit Facility is available to finance the Company's working capital requirements, future acquisitions and other general corporate needs, and will expire in December 2001. Amounts advanced under the agreement are secured by substantially all assets of the Company. As of August 31, 1997, the Company had approximately $32.4 million available under the Credit Facility, and would have had approximately $84.2 million available after giving effect to the application of the net proceeds to the Company from this Offering. See "Use of Proceeds," "Capitalization" and "Description of Certain Indebtedness -- Bank Lines of Credit."

    In September 1997, the Company entered into an agreement with Bank of Montreal for a revolving credit facility to accommodate the working capital needs of the Company's Canadian subsidiaries. Borrowings under the agreement are limited to certain advance rates based upon the eligible accounts receivable and inventory of King-O-Matic and Mascot up to an aggregate maximum of $3.5 million Canadian. See "Description of Certain Indebtedness -- Bank Lines of Credit."

    The Company believes that cash on hand, cash flow from operations and existing borrowing capacity will be sufficient to fund its ongoing operations and its budgeted capital expenditures, as well as amounts that the Company estimates would be expended in connection with the potential acquisition discussed under "Recent Developments." In pursuing future acquisitions, the Company will continue to consider the effect any such acquisition costs may have on its liquidity. In order to consummate such acquisitions, the Company may need to seek additional capital through additional borrowings or equity financings.

IMPACT OF NEW ACCOUNTING STANDARDS

    In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share," which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options and warrants will be excluded. The impact is expected to result in an increase in basic net income per share. For example, this new method would have increased earnings per share by $0.05 for the six months ended June 30, 1997. The impact of the Statement on the calculation of diluted earnings per share for these periods is not expected to be material.

    In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 129 "Disclosure of Information about Capital Structure" which is required to be adopted on December 31, 1997. The Statement requires additional disclosures which are not expected to change current disclosures significantly.

INFLATION; LACK OF SEASONALITY

    Although the Company is subject to the effects of changing prices, the impact of inflation has not been a significant factor in results of operations for the periods presented. In some circumstances, market conditions or customer expectations may prevent the Company from increasing the prices of its products to offset the inflationary pressures that may increase its costs in the future. Historically, there has been little seasonal fluctuation in the Company's business.

ENVIRONMENTAL MATTERS

    See "Business -- Environmental" for a discussion of certain environmental matters relating to the Company.

                                    BUSINESS

GENERAL

    The Company is a leading remanufacturer and distributor of drive train products used in the repair of vehicles in the automotive aftermarket. The Company's principal products include remanufactured transmissions, torque converters and engines, as well as remanufactured and new parts for the repair of automotive drive train assemblies. The Company's two primary customer groups are: OEMs, principally Chrysler, which purchase remanufactured transmissions and other remanufactured drive train components for use as replacement parts by their dealers primarily during the warranty period following the sale of a vehicle; and the Independent Aftermarket, consisting of independent transmission rebuilders, general repair shops, distributors and retail automotive parts stores, which purchase remanufactured torque converters and engines and other remanufactured and new parts for repairs generally during the period following the expiration of the vehicle warranty.

    The Company was organized in 1994 by ACP to combine the businesses of four existing companies serving the drive train remanufacturing market. Since that time the Company has grown both internally and through eight additional acquisitions. The Company and its predecessor companies have achieved compound annual growth in revenue of approximately 37% from 1992 through June 30, 1997 (including both internal growth and growth through acquisitions). The Company believes the key elements of its success are the quality and breadth of its product offerings and the Company's emphasis on strong customer relationships, promoted by strong technical support, rapid delivery time, innovative product development and competitive pricing. In addition, the Company has benefited from the increasing use of remanufactured products as the industry recognizes that remanufacturing provides a higher quality, lower cost alternative to rebuilding the assembly or replacing it with a new assembly manufactured by an OEM.

    The Company's strategy is to achieve growth both internally and through strategic acquisitions. The Company intends to expand its business by: (i) increasing penetration of its current customer base; (ii) gaining new OEM and Independent Aftermarket customers; and (iii) introducing new products to both existing and new customers. The Company plans to continue to support these growth strategies through strategic acquisitions in the future. In addition, the Company believes that its core competency of remanufacturing, which has been applied to the drive train products segment of the automotive aftermarket, has the potential to be utilized in other aftermarket segments. Therefore, the Company is conducting selective market studies to explore possible additional markets for its remanufacturing capabilities.

AUTOMOTIVE AFTERMARKET

    The automotive aftermarket in the United States and Canada, which consists of sales of parts and services for vehicles after their original purchase, has been noncyclical and has generally experienced steady growth over the past ten years, unlike the market for new vehicle sales. According to the Automotive Parts & Accessories Association, between 1985 and 1995 (the most recent period for which data is available), estimated industry-wide revenue for the automobile aftermarket increased from approximately $127 billion to $188 billion. This consistent growth is due principally to the increase in the number of vehicles in operation, the increase in the average age of vehicles, and the increase in the average number of miles driven annually per vehicle. The Company competes specifically in the aftermarket segment for automotive transmissions, engines and other drive train related products, which represents more than $7 billion of the entire automotive aftermarket. The Company believes that within this segment the market for remanufactured drive train products has grown faster than the overall automotive aftermarket.

REMANUFACTURING

    Remanufacturing is a process through which used assemblies are returned to a central facility where they are disassembled and their component parts cleaned, refurbished and tested. The usable component parts are then combined with new parts in a high volume, precision assembly line manufacturing process to create remanufactured assemblies.

    When an assembly such as a transmission or engine fails, there are generally three alternatives available to return the vehicle to operating condition. The dealer or independent repair shop may: (i) remove the assembly, disassemble it into its component pieces, replace worn or broken parts with remanufactured or new components, and reinstall the assembly in the vehicle ("rebuild"); (ii) replace the assembly with an assembly from a remanufacturer such as the Company; or (iii) in rare instances, replace the assembly with a new assembly manufactured by the OEM.

    In its remanufacturing operations, the Company obtains used transmissions, hard parts, engines and related components, commonly known as "cores," which are sorted by make and model and either placed into immediate production or stored until needed. In the remanufacturing process, the cores are evaluated and disassembled into their component parts and the components that can be incorporated into the remanufactured product are cleaned, refurbished and tested. All components determined not reusable or repairable are replaced by other remanufactured or new components. The units are then reassembled into finished assemblies. Inspection and testing are conducted at various stages of the remanufacturing process, and each finished assembly is tested on equipment designed to simulate performance under operating conditions. After testing, completed products are then packaged for immediate delivery or shipped to one of the Company's distribution centers.

    The cores used in the Company's remanufacturing process for sale to its OEM customers are provided by the OEMs and remain their property throughout the process. In the case of OEMs other than Chrysler, the dealers return cores to the OEM, which then ships them to the Company. Chrysler cores are sent to the Company through its central core return center. See "-- Customers -- OEM Customers."

    The majority of the cores used in the Company's remanufacturing process for sale to its Independent Aftermarket customers are obtained from customers as trade-ins. The Company encourages its Independent Aftermarket customers to return cores on a timely basis and charges customers a supplemental core charge in connection with purchases of engines and critical hard parts. The customer can satisfy this charge by returning a usable core or making a cash payment equal to the amount of the supplemental core charge. If cores are not returned in a timely manner, the Company then must procure cores through its network of independent core brokers. While core prices are subject to supply and demand price volatility, the Company believes its procurement network for cores will continue to provide cores at reasonable prices.

    There are three primary benefits of using remanufactured components rather than rebuilt or new components in repair of vehicles:

    - First, costs to the OEM associated with remanufactured assemblies generally are 50% less than new or rebuilt assemblies due to the remanufacturer's use of high volume manufacturing techniques and salvage methods that enable the remanufacturer to refurbish and reuse a high percentage of original components.

    - Second, remanufactured assemblies are generally of consistent high quality compared to rebuilt assemblies because of the precision manufacturing techniques, technical upgrades and rigorous inspection and testing procedures employed in remanufacturing. In contrast, the quality of a rebuilt assembly is heavily dependent on the skill level of the particular mechanic, who typically is less able to remain current with engineering changes than remanufacturers, who work in close liaison with OEM engineers. In addition, the proliferation of transmission and engine designs, the increasing complexity of transmissions and engines that incorporate electronic components and the shortage of highly trained mechanics qualified to rebuild assemblies have tended to favor remanufacturing over rebuilding assemblies for aftermarket repairs. For warranty repairs, consistent quality is important to the OEM providing the applicable warranty, because once installed, the remanufactured product is usually covered by the OEM's warranty for the balance of the original warranty period.

    - Third, replacement of a component with a remanufactured component generally takes considerably less time than the time needed to rebuild the component, thereby significantly reducing the time the vehicle is at the dealer or repair shop.

The Company believes that because of this combination of high quality, low cost and efficiency, the use of remanufactured assemblies for aftermarket repairs is growing compared to the use of new or rebuilt assemblies. Although the primary customers for the Company's remanufactured components have historically been OEMs, the Company expects the Independent Aftermarket to increase its use of remanufactured components in the future.

PRODUCTS

    The principal product lines of the Company are remanufactured transmissions, repair kits and hard parts used in drive train repairs, and remanufactured engines.

    REMANUFACTURED TRANSMISSIONS

    The Company remanufactures transmissions that are factory approved and suitable for warranty and post-warranty replacement of transmissions for Chrysler, General Motors and 12 foreign OEMs, including Hyundai Motor America, Mitsubishi and American Isuzu, for their United States dealer networks. The number of transmission models remanufactured by the Company has been increasing to accommodate the greater number of models currently used in vehicles manufactured by the Company's OEM customers.

    In addition, the Company rebuilds heavy duty and medium duty truck transmissions, differentials and air compressors for truck manufacturers such as Navistar, Freightliner and Western Star. These assemblies are sold primarily to truck dealers in Canada.

    REPAIR KITS AND HARD PARTS

    Repair kits sold by the Company consist of gaskets, friction plates, seals, bands, filters, clutch components and other "soft" parts that are used in rebuilding transmissions for substantially all domestic and most imported passenger cars and light trucks. Kits are currently sold principally to the Independent Aftermarket. Each kit is designed specifically to include substantially all of the soft parts necessary for rebuilding a particular transmission model. Due to its high volume of kit sales, the Company maintains a variety of supply relationships that enable the Company to purchase components for its kits at prices that the Company believes are more favorable than those available to its lower volume competitors. The Company also believes that its remanufacturing of some of the parts used in its kits gives it an additional pricing advantage over some of its competitors who purchase all their parts from suppliers.

    The Company remanufactures torque converters (the coupler between the transmission and engine), planetary gears (speed regulating devices inside the transmission) and transmission fluid pumps. These "hard" parts are sold principally to the Independent Aftermarket for use in drive train repairs. Many of the Company's competitors do not distribute as broad a line of hard parts or remanufacture the hard parts that they distribute. The Company believes these factors provide it both an availability and cost advantage over many of its competitors.

    The Company's Independent Aftermarket customers typically require both repair kits and hard parts in order to complete a vehicle repair. For this reason, the Company believes that the breadth of its product line, which enables a customer to obtain all the parts for a repair job from a single source, gives the Company a competitive advantage.

    REMANUFACTURED ENGINES

    The Company remanufactures engines for use as replacement engines in many domestic passenger cars and light trucks. Principal customers are Western Auto and O'Reilly Auto Parts, as well as general repair garages and distributors. Over the past four years, the variety of engine models remanufactured by the Company has increased from 50 to 77 as the Company has expanded the range of engines offered to meet customer requirements. In addition, the Company obtains remanufactured engines for many foreign passenger cars and light trucks from independent suppliers.

CUSTOMERS

    The Company's customers are Chrysler, General Motors and 12 foreign OEMs, and the Independent Aftermarket, which includes independent transmission rebuilders, general repair shops, distributors and retail automotive parts stores.

    OEM CUSTOMERS

    The Company provides factory-approved remanufactured transmissions to OEMs for use in warranty and, to a lesser extent, post-warranty repair work by their dealers. The Company's largest OEM customer is Chrysler, to whom the Company also supplies certain factory-approved remanufactured engines. The Company sells to 12 foreign OEMs, including Hyundai Motor America, Mitsubishi and American Isuzu. The Company added General Motors as a customer in July 1997 with the purchase of ATS. See "Recent Developments." Products are sold to each OEM pursuant to supply arrangements for individual transmission models, which supply arrangements may be terminated by the OEM at any time. Sales to the Company's OEM customers accounted for 51.9% of the Company's 1996 revenues and 49.3% of revenues in the first six months of 1997. Sales to Chrysler accounted for 37.2% and 34.9% of the Company's revenues in 1996 and in the first six months of 1997, respectively. See "Risk Factors -- Dependence on Significant Customer."

    Over the past 15 years, the Company has developed and maintained strong relationships at many levels of both the corporate and the factory organizations of Chrysler. In recognition of the Company's consistently high level of service and product quality throughout its relationship with Chrysler, in 1995 and again in 1996 the Company was awarded the Platinum Pentastar award, the highest award Chrysler bestows on a supplier. Chrysler presented only 14 Platinum Pentastar awards in 1995 and only 13 in 1996 to its approximately 3,500 suppliers. The Company's 1995 Platinum Pentastar award marked the first time that the award has gone to a remanufacturer or to a supplier that serves exclusively as a MOPAR aftermarket parts supplier. In addition to its Platinum Pentastar awards, the Company received Gold Pentastar awards in each of the last four years. Only seven suppliers received the Gold Pentastar award in each of these years.

    In August 1997, the Company's facilities that remanufacture transmissions for Chrysler and General Motors received QS-9000 certification, a complete quality management system developed for Chrysler, Ford, General Motors and truck manufacturers who subscribe to the ISO-9001 quality standards. The system is designed to help suppliers such as the Company develop a quality system that emphasizes defect prevention and continuous improvement in manufacturing processes.

    Chrysler began implementing remanufacturing programs for its transmission models in 1986 and selected the Company as its sole supplier of remanufactured transmissions in 1989. Chrysler has advised the Company that, by implementing a remanufacturing program, Chrysler has realized substantial warranty cost savings, standardized the quality of its dealers' aftermarket repairs and reduced its own inventory of replacement parts. Currently, Chrysler has remanufacturing programs for transmission models that are used in less than 70% of its vehicles, and the Company is the only factory-approved supplier of remanufactured transmissions for these models. The Company estimates that, of the Chrysler transmissions for which there is a remanufacturing program, the Company currently provides less than 50% of the transmissions subject to major repair by Chrysler dealers, with the balance being rebuilt by the dealers. The Company believes that a substantial portion of the remaining 50% will continue to be rebuilt by the dealers. The Company, with the approval of Chrysler, developed a new production line in late 1996 dedicated to remanufacturing substantially all Chrysler transmission models that are not covered by the current remanufacturing programs, although Chrysler has not released firm orders for these transmission models.

    As part of its expanding relationship with Chrysler and in response to periodic shortages of cores in the past, the Company established and expanded a central core return center for all of Chrysler's transmission models. Chrysler dealers make arrangements to ship transmission and engine cores to a regional depot, which then ships directly to the Company's central core return center located near its main remanufacturing facility. The Company thus assists Chrysler by improving the efficient and timely return of cores at a cost savings to Chrysler. Furthermore, the Company performs value-added services such as core audit and analysis in conjunction with Chrysler engineers. The Company is continuing to work with Chrysler to improve the tracking and management of cores, which will allow the Company to schedule its production more efficiently. The Company believes that this central core facility has reduced the risk of future Chrysler core shortages. In addition, the increased number of cores has resulted in a greater number of reusable parts, which, together with recently expanded production capacity at Chrysler, has increased the Company's supply of parts required in the remanufacturing process. In 1996, the Company also established a technical support center to assist selected Chrysler dealers in evaluating transmission warranty repair options.

    Net sales to Chrysler grew from $16.9 million in 1992 to $101.5 million in 1996 and were $58.7 million for the first six months of 1997.

    INDEPENDENT AFTERMARKET

    The Company supplies transmission repair kits and hard parts used in drive train repairs to over 25,000 of the approximately 71,000 independent transmission rebuilders, distributors and general repair shops in the United States and Canada. These products are used in the Independent Aftermarket to rebuild transmissions and other assemblies using remanufactured and new component parts purchased from a variety of suppliers. In addition, the Company supplies remanufactured engines and transmission filter kits to over 1,000 of the approximately 40,000 retail automotive parts stores throughout the United States, which offer new and remanufactured parts and assemblies to a broad range of customers, principally "do-it-yourself" customers and general repair shops.

    As the number of vehicle models has proliferated and repairs have become increasingly complex, independent transmission rebuilders and general repair shops have grown more dependent on their suppliers for technical support and for assistance in managing inventory by delivering product on a just-in-time basis at competitive prices. To address these needs, the Company maintains 53 distribution centers located in metropolitan areas throughout the United States and Canada from which the Company provides technical support and a wide range of drive train related products that are delivered on a same day basis by trucks to customers in and around metropolitan areas and on a next day basis by an overnight carrier to customers in more remote areas. The Company believes that its distribution system is the most extensive in the drive train segment of the automotive aftermarket and represents a competitive advantage for the Company relative to its typically smaller, local competitors. The Company believes there are opportunities for further geographic penetration in this relatively fragmented market. See "-- Business Strategy."

    The retail automotive parts store market is highly fragmented with most retail stores obtaining products similar to those provided by the Company from a variety of regional suppliers. The Company provides high quality products, competitive prices and high service levels as well as value added promotional literature and advertising support. The Company's principal retail customers are Western Auto, O'Reilly Auto Parts and Advance Auto.

    The Company significantly expanded its telemarketing capability with the acquisition of Trans Mart in August 1997. See "Recent Developments." Telemarketing from a central location in Alabama, coupled with the Company's next day delivery strategy to more remote areas, enables the Company to reach customers in areas that cannot support the costs associated with establishing and maintaining a distribution center. In addition to telemarketing, new customers are developed by the Company's direct sales force operating from its distribution centers, and by national and local trade publication advertising. In addition, the Company participates in trade shows. The Company believes its RPM, HTP, KING-O-MATIC, MAMCO, TRANZPARTS, INTERCONT, DIVERCO, REPCO and OLYMPIC brand names are well recognized and respected in their regional markets.

    The Company has developed a common product identification and numbering system which is currently being implemented on a company-wide basis in conjunction with a computer network electronically linking its distribution centers. The Company expects to complete this process by the end of 1998. These changes are expected to improve customer service, increase product availability, enhance inventory management and improve operational efficiencies.

    The Company believes it is well positioned within the highly fragmented aftermarket for drive train products as a result of its extensive product line, diverse customer base and broad geographic presence, with 53 distribution centers throughout the United States and Canada. Sales to Independent Aftermarket customers accounted for 48.1% of the Company's revenues in 1996 and 50.7% in the first six months of 1997.

BUSINESS STRATEGY

    The Company's strategy is to achieve growth both internally and through strategic acquisitions. The Company intends to expand its business by: (i) increasing penetration of its current customer base; (ii) gaining new OEM and Independent Aftermarket customers; and (iii) introducing new products to both existing and new customers. Strategic acquisitions have been an important element in the Company's historical growth, and the Company plans to continue to support its growth strategy through strategic acquisitions in the future. The Company's management is experienced in identifying acquisition opportunities and completing and integrating acquisitions within the automotive aftermarket. The Company has recently entered into a non-binding letter of intent to acquire another North American drive train parts distributor. See "Recent Developments." In addition, the Company believes that its core competency of remanufacturing, which has been applied to the drive train products segment of the automotive aftermarket, has the potential to be utilized in other aftermarket segments.

    INCREASING SALES TO EXISTING CUSTOMERS

    OEM CUSTOMERS. The Company intends to increase its business with its existing OEM customers by working with OEMs to increase dealer utilization of remanufactured transmissions in both the warranty and post-warranty period. The Company is working in tandem with OEMs to highlight to dealers the quality and cost advantages of using remanufactured assemblies versus rebuilding. In addition, the post-warranty repair market, which the Company believes is approximately eight times as large as the OEM dealer warranty repair market, presents a growth opportunity. Currently, the vast majority of post-warranty repairs are performed in the Independent Aftermarket rather than at OEM dealers. Given the relatively low cost and high quality of remanufactured components, OEM dealers can enhance their cost competitiveness compared to independent service centers through the increased use of remanufactured components as well as providing end customers with a high quality product. To the extent that OEM dealers increase their level of post-warranty repairs, the Company is well positioned to capitalize on this market growth. The Company has introduced 44 new transmission models and a number of related drive train products in the last four years for its OEM customers. The Company, with the approval of Chrysler, developed a new production line in late 1996 dedicated to remanufacturing substantially all of the Chrysler transmission models that are not covered by the current remanufacturing programs, although Chrysler has not released firm orders for these transmission models.

    INDEPENDENT AFTERMARKET CUSTOMERS. The Company believes that it currently supplies less than one-third of the remanufactured or new drive train component requirements of its independent transmission rebuilder and general repair shop customers. The Company believes it is well positioned to expand sales to these customers through a common product identification and numbering system which is currently being implemented on a company-wide basis in conjunction with a computer network electronically linking its distribution centers. The Company also intends to expand its business with existing customers by cross-selling products among its subsidiaries' customers. For example, after its acquisition in January 1997, REPCO introduced Mamco and RPM torque converters to its customers. The Company intends to increase its business with its existing retail automotive customers by offering "niche" products at competitive prices throughout these customers' networks.

    INTRODUCING NEW PRODUCTS

    OEM CUSTOMERS. The Company believes that OEMs recognize that the use of remanufactured assemblies provide a high quality, lower cost alternative to rebuilding damaged assemblies or replacing them with new assemblies. For this reason, the Company believes that OEMs are interested in working with large, high quality remanufacturers to reduce the OEMs' warranty expenditures and increase their parts sales into the post-warranty aftermarket. The Company continues to work with its OEM customers to identify additional remanufactured products and services where the Company can provide value to the OEM. In this way, the Company believes that it will be able to leverage its customer relationships and remanufacturing competency. For example, the Company recently began remanufacturing 4.0 liter engines for Chrysler.

    INDEPENDENT AFTERMARKET CUSTOMERS. The Company believes that its reputation for high quality products and customer service enables it to leverage its relationships with existing customers to sell additional products. The Company monitors sales trends and is in frequent communication with customers regarding potential new products. For example, the Company recently began to offer clutch kits, transmission filter kits and torque converters to its retail customers. The acquisition of Diverco in October 1996 has enabled Company to begin offering standard transmission components to its independent transmission rebuilder and general repair shop customers.

    ESTABLISHING NEW CUSTOMER RELATIONSHIPS

    OEM CUSTOMERS. The Company believes that opportunities for growth exist with several OEMs regarding United States based remanufacturing programs. The Company believes that this represents an opportunity for growth and is currently working to develop programs with certain foreign OEMs. Earlier this year, the Company began remanufacturing standard transmissions for New Venture Gear, a joint venture between Chrysler and General Motors. In July 1997, the Company added General Motors as a customer when the Company acquired ATS, which has been remanufacturing transmissions for General Motors for 12 years.

    INDEPENDENT AFTERMARKET CUSTOMERS. The Company believes that its product mix and distribution network position it to expand its Independent Aftermarket customer base in three ways. First, although the Company's distribution network is currently the most extensive in the drive train segment of the automotive aftermarket, there are further opportunities for the Company to expand to additional geographic markets. Second, as a result of the acquisition of Trans Mart in August 1997, which significantly expanded the Company's telemarketing capability, the Company expects to reach new Independent Aftermarket customers in non-metropolitan areas. Third, in the last few years, the Company has expanded its customer base to include general repair shops and retail automotive parts stores. The Company now serves over 1,000 of the 40,000 retail automotive parts stores in the United States, primarily by selling products to three retail chains, and 25,000 of the approximately 71,000 independent transmission rebuilders, distributors and general repair shops in the United States and Canada. The Company intends to leverage its breadth of products and distribution network to supply "niche products" such as transmission filter kits and remanufactured engines at improved availability rates and competitive prices. The Company believes that its position as a leading national supplier of remanufactured engines affords it the opportunity to service additional national retail chains to the extent that these chains migrate away from their existing fragmented base of suppliers. In addition, the Company's position enables it to supply other chains that may expand their product lines in the future to include remanufactured engines.

    ADDITIONAL REMANUFACTURING OPPORTUNITIES

    The Company has begun to look beyond the automotive aftermarket to identify other aftermarket segments that utilize the Company's core competency of remanufacturing. The Company believes that other markets may have similar characteristics to those experienced by the Company in the automotive aftermarket. If remanufacturing opportunities are identified in these other markets, the Company will review them and may pursue those that are expected to be consistent with its capabilities and investment objectives. See "Risk Factors -- Ability to Achieve and Manage Growth."

COMPETITION

    The Company competes in the highly fragmented automobile aftermarket for transmissions, engines and other drive train components, in which the majority of industry supply comes from small local or regional participants. Competition is based primarily on product quality, service, delivery, technical support and price. Many of the Company's competitors operate only in certain geographic regions with a limited product line. The Company is one of the largest participants in the aftermarket for remanufactured drive train components, offers a more complete line of products across a diverse customer base and has a much broader geographic presence than many of its competitors. As a result, the Company believes that it is well positioned to enhance its competitive position by expanding its product line through the development of new products or acquisition of new businesses as well as by expanding its distribution network into new geographic markets. Nevertheless, the aftermarket for remanufactured drive train components remains highly competitive, and certain of the Company's competitors are larger than the Company and have greater financial and other resources available to them than does the Company.

FACILITIES

    The Company currently leases 70 facilities with total leased space of approximately 2.5 million square feet. The following table sets forth certain information regarding the manufacturing facilities and distribution centers of the Company.

                                                          APPROXIMATE    LEASE EXPIRATION       TYPE OF FACILITY/PRODUCTS
LOCATION                                                   SQ. FEET            DATE                   MANUFACTURED
-------------------------------------------------------  -------------  -------------------  -------------------------------
Florence, Alabama                                             85,100              2002       Distribution Center, Repair
                                                                                             Kits, Torque Converters
Phoenix, Arizona                                              22,000                (1)      Distribution Center
Tucson, Arizona                                                6,400              1998       Distribution Center
Azusa, California                                              5,600                (1)      Distribution Center
Fresno, California                                            14,000                (1)      Distribution Center
Los Angeles, California                                        4,700              1998       Distribution Center
Rancho Cucamonga, California                                 153,000              2002       Distribution Center, Torque
                                                                                             Converters, Repair Kits, Hard
                                                                                             Parts
Sacramento, California                                        11,200              1998       Distribution Center
San Diego, California                                         10,000                (1)      Distribution Center
San Jose, California                                          10,000              2000       Distribution Center
San Leandro, California                                       13,000              2002       Distribution Center
Van Nuys, California                                           6,800              2000       Distribution Center
Colorado Springs, Colorado                                     5,000                (1)      Distribution Center
Denver, Colorado                                               9,000                (1)      Distribution Center

------------

(FOOTNOTE ON FOLLOWING PAGE)

                                                          APPROXIMATE    LEASE EXPIRATION       TYPE OF FACILITY/PRODUCTS
LOCATION                                                   SQ. FEET            DATE                   MANUFACTURED
-------------------------------------------------------  -------------  -------------------  -------------------------------
Jacksonville, Florida                                         12,000              1999       Distribution Center
Orlando, Florida                                              11,900              2002       Distribution Center
Atlanta, Georgia                                              14,900              1998       Distribution Center
Harvey, Illinois                                              46,000              2001       Distribution Center,
                                                                                             Transmissions, Hard Parts,
                                                                                             Engine Repair Kits
Hillside, Illinois                                            20,000              2000       Distribution Center
Westmont, Illinois                                             5,900              2002       Corporate Offices
Louisville, Kentucky                                          51,500              1999       Distribution Center, Hard
                                                                                             Parts, Repair Kits
Louisville, Kentucky                                           9,200                (1)      CV Axles
Grand Rapids, Michigan                                         9,000              1998       Distribution Center
Taylor, Michigan                                              12,200              2000       Distribution Center
Berkeley, Missouri                                            18,000              1998       Distribution Center
Creve Coeur, Missouri                                          9,700              1998       Distribution Center
Joplin, Missouri                                             264,000              1998       Transmissions, Engines
Kansas City, Missouri                                         10,200              2000       Distribution Center
Springfield, Missouri                                        280,800              2004       Transmissions, Engines
Springfield, Missouri                                         30,000              1998       Torque Converters
Springfield, Missouri                                         12,100              2001       Distribution Center
Springfield, Missouri                                         34,000              1998       Cleaning and Testing Equipment
Springfield, Missouri                                         60,400              2000       Core Storage
Springfield, Missouri                                         98,800                (1)      Core Storage
Springfield, Missouri                                         10,000                (1)      Core Storage
Springfield, Missouri                                        200,000              2006       Core Storage
Las Vegas, Nevada                                              7,500              1999       Distribution Center
Las Vegas, Nevada                                                250              1997       Sales Office
East Rutherford, New Jersey                                    5,700              1999       Distribution Center
Mahwah, New Jersey                                            92,900              2002       Transmissions
Albuquerque, New Mexico                                        7,000              2000       Distribution Center
Charlotte, North Carolina                                     23,000              2001       Distribution Center
Gastonia, North Carolina                                     130,000              2000       Transmissions
Gastonia, North Carolina                                      60,000                (1)      Core Storage
Dayton, Ohio                                                  42,000              1999       Torque Converters
Forest Park, Ohio                                             10,000              1998       Distribution Center
Portland, Oregon                                              20,000                (1)      Distribution Center
Memphis, Tennessee                                            37,800              2003       Distribution Center
Nashville, Tennessee                                           6,500              2000       Distribution Center
Austin, Texas                                                  5,000                (1)      Distribution Center
Dallas, Texas                                                 93,000              2012       Distribution Center, Repair
                                                                                             Kits, Hard Parts
Dallas, Texas                                                  9,000              1998       Distribution Center
Houston, Texas                                                13,500              2002       Distribution Center
San Antonio, Texas                                            13,000              2002       Distribution Center
Salt Lake City, Utah                                          15,000                (1)      Distribution Center
Norfolk, Virginia                                              9,700              2000       Distribution Center
Norfolk, Virginia                                             13,500              2002       Distribution Center
Seattle, Washington                                           22,000                (1)      Distribution Center
Spokane, Washington                                            9,500              2000       Distribution Center
Janesville, Wisconsin                                         30,000              2001       Distribution Center, Repair
                                                                                             Kits, Hard Parts
Calgary, Alberta                                               9,200              2001       Distribution Center
Edmonton, Alberta                                             14,800              1998       Distribution Center, Heavy Duty
                                                                                             Truck Transmissions
Vancouver, British Columbia                                   13,000              2004       Distribution Center
Moncton, New Brunswick                                        12,000              2000       Distribution Center, Heavy Duty
                                                                                             Truck Transmissions
Mississauga, Ontario                                          35,100              1998       Distribution Center, Heavy Duty
                                                                                             Truck Transmissions and Air
                                                                                             Compressors
Mississauga, Ontario                                          12,200              2001       Repair Kits
Mississauga, Ontario                                          24,000              2000       Distribution Center
Montreal, Quebec                                              11,200              2000       Distribution Center
Regina, Saskatchewan                                             600                (1)      Distribution Center
Mexicali, Mexico                                              77,100              1998       Torque Converters

------------

(1) Month-to-month lease.

    The Company believes that its current manufacturing facilities and distribution centers are adequate for the current level of the Company's activities. The Company's transmission and engine remanufacturing facility in Springfield, Missouri is currently employing two work shifts. Other manufacturing sites have the flexibility to add both additional shifts and production workers needed to accommodate additional demand for products and services. However, in the event the Company were to experience a material increase in sales, the Company may require additional manufacturing facilities. The Company believes such additional facilities are readily available on a timely basis on commercially reasonable terms. Further, the Company believes that the leased space housing its existing manufacturing and distribution facilities is not unique and could be readily replaced, if necessary, at the end of the terms of its existing leases on commercially reasonable terms. Many of the Company's leases are renewable at the option of the Company.

ENVIRONMENTAL

    The Company is subject to various evolving Federal, state, local and foreign environmental laws and regulations governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, transportation, treatment and disposal of a variety of hazardous and non-hazardous substances and wastes. These laws and regulations provide for substantial fines and criminal sanctions for violations and impose liability for the costs of cleaning up, and certain damages resulting from, past spills, disposals or other releases of hazardous substances.

    In connection with the CRS, Aaron's, HTP, King-O-Matic, Mamco, Mascot, RPM, Tranzparts, Diverco, REPCO, ATS and Trans Mart acquisitions, the Company conducted certain investigations of these companies' facilities and their compliance with applicable environmental laws. The investigations, which included "Phase I" assessments by independent consultants of all manufacturing and certain distribution facilities, found that certain facilities have had or may have had releases of hazardous materials that may require remediation and also may be subject to potential liabilities for contamination from off-site disposal of substances or wastes. These assessments also found that certain reporting and other regulatory requirements, including certain waste management procedures, were not or may not have been satisfied. Although there can be no assurance, the Company believes that, based in part on the investigations conducted, in part on certain remediation completed prior to the acquisitions, and in part on the indemnification provisions of the agreements entered into in connection with the Company's acquisitions, the Company will not incur any material liabilities relating to these matters.

    The company from which RPM acquired its assets (the "Prior RPM Company") has been identified by the United States Environmental Protection Agency (the "EPA") as one of many potentially responsible parties for environmental liabilities associated with a "Superfund" site located in the area of RPM's former manufacturing facilities and current distribution facility in Azusa, California. The Federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA" or "Superfund"), provides for cleanup of sites from which there has been a release or threatened release of hazardous substances, and authorizes recovery of related response costs and certain other damages from potentially responsible parties ("PRPs"). PRPs are broadly defined under CERCLA, and generally include present owners and operators of a site and certain past owners and operators. As a general rule, courts have interpreted CERCLA to impose strict, joint and several liability upon all persons liable for cleanup costs. As a practical matter, however, at sites where there are multiple PRPs, the costs of cleanup typically are allocated among the PRPs according to a volumetric or other standard. The EPA has preliminarily estimated that it will cost approximately $47 million to construct and approximately $4 million per year for an indefinite period to operate an interim remedial groundwater pumping and treatment system for the part of the Superfund site within which RPM's former manufacturing facilities and current distribution facility, as well as those of many other potentially responsible parties, are located. The actual cost of this remedial action could vary substantially from this estimate, and additional costs associated with the Superfund site are likely to be assessed. The Company has significantly reduced its presence at the site and has moved all manufacturing operations off-site. Since July 1995, the Company's only real property interest in this site has been the lease of a 6,000 square foot storage and distribution facility. The RPM acquisition agreement and the leases pursuant to which the Company leased RPM's facilities after the Company acquired the assets of RPM (the "RPM Acquisition") expressly provide that the Company did not assume any liabilities for environmental conditions existing on or before the RPM Acquisition, although the Company could become responsible for these liabilities under various legal theories. The Company is indemnified against any such liabilities by the seller of RPM as well as the Prior RPM Company shareholders. There can be no assurance, however, that the Company would be able to make any recovery under any indemnification provisions. Since the RPM Acquisition, the Company has been engaged in negotiations with the EPA to settle any liability that it may have for this site. Although there can be no assurance, the Company believes that it will not incur any material liability as a result of these environmental conditions.

LEGAL PROCEEDINGS

    From time to time, the Company has been and is involved in various legal proceedings. Management believes that all of such litigation is routine in nature and incidental to the conduct of its business, and that none of such litigation, if determined adversely to the Company, would have a material adverse effect, individually or in the aggregate, on the Company.

EMPLOYEES

    As of August 31, 1997, the Company employed approximately 3,500 people. The Company believes its employee and labor relations are good. None of the Company's subsidiaries has experienced a work stoppage in its history, and the Company has not experienced any work stoppage since its formation in 1994. None of the Company's employees are members of any labor union.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth the name, age and position with the Company of each of the persons who serve as directors and executive officers of the Company. Each director of the Company will hold office until the next annual meeting of stockholders of the Company or until his successor has been elected and qualified. Officers of the Company are elected by the Board of Directors of the Company and serve at the discretion of the Board.

             NAME               AGE                       POSITIONS
------------------------------  ---   -------------------------------------------------
Stephen J. Perkins              50    Chairman of the Board, President and Chief
                                        Executive Officer
John C. Kent                    45    Chief Financial Officer
Joseph Salamunovich             38    Vice President, General Counsel and Secretary
John J. Machota                 45    Vice President, Human Resources
Wesley N. Dearbaugh             45    President and General Manager, ATC Distribution
                                        Group
James R. Wehr                   44    President, Aaron's
Michael L. LePore               43    President, CRS
Robert Anderson                 76    Director
Richard R. Crowell              42    Director
Dale F. Frey                    65    Director
Mark C. Hardy                   34    Director
Dr. Michael J. Hartnett         52    Director
Gerald L. Parsky                55    Director
Richard K. Roeder               49    Director
William A. Smith                51    Chairman Emeritus of the Board of Directors
J. Richard Stonesifer           61    Director

    STEPHEN J. PERKINS was elected as the President and Chief Executive Officer of the Company in October 1996 and became Chairman of the Board of Directors in August 1997. From February 1992 to October 1996, Mr. Perkins was President and Chief Executive Officer of Senior Flexonics, an international division of Senior Engineering, plc. Senior Flexonics included 20 operations in 13 countries which manufactured and distributed engineered flexible tubular products for the automotive, aerospace and industrial markets. From September 1983 to February 1992, Mr. Perkins was President and Chief Executive Officer of Flexonics, Inc., the privately held predecessor of Senior Flexonics. Prior to that, Mr. Perkins held various positions with the Flexonics Division of what is now Allied Signal Inc. and several management positions in manufacturing at multiple facilities for the Steel Tubing Group of Copperweld Corporation.

    JOHN C. KENT became Chief Financial Officer of the Company in July 1994. From March 1990 to July 1994, Mr. Kent was Vice President, Finance and Chief Financial Officer of Aerotest, Inc., an aircraft maintenance and modification company. In March 1995, Aerotest filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code. The Aerotest bankruptcy proceedings are still pending. From 1987 to March 1990, Mr. Kent was an Assistant Treasurer at Security Pacific Auto Finance. From 1978 to 1987 Mr. Kent served in several capacities at Western Airlines, Inc., including Director of Cash and Risk Management.

    JOSEPH SALAMUNOVICH joined the Company as Vice President, General Counsel and Secretary in March 1997. From January 1995 to March 1997, Mr. Salamunovich was a partner in the law firm of Gibson, Dunn & Crutcher LLP, where he specialized in corporate and securities law matters. From 1986 to 1995, Mr. Salamunovich was an associate of the same firm.

    JOHN J. MACHOTA joined the Company as Vice President, Human Resources in June 1997. From 1996 to 1997, he was a self-employed human resources consultant. From 1995 to 1996, Mr. Machota was Vice President -- Compensation for Waste Management, Inc. and from 1993 to 1995 served as Waste

Management's Vice President -- Human Resource Services. From 1986 to 1993 Mr. Machota was Vice President -- Human Resources for a subsidiary of Waste Management and prior to that held various other positions in the human resources area.

    WESLEY N. DEARBAUGH joined ATC as President and General Manager of the ATC Distribution Group in June 1996. From 1993 to June 1996, Mr. Dearbaugh was a Partner and Vice President of Marketing for Cummins, S.W., a multi-branch distributor of heavy duty parts and service. From 1992 to 1993, he was Vice President of Marketing for SEI, a large pension consulting firm. From 1983 to 1992, Mr. Dearbaugh held senior management and partner positions in value investment funds and limited partnerships. From 1979 to 1983, Mr. Dearbaugh held positions at Cummins Diesel Recon, Cummins Engine Company's Aftermarket Remanufacturing Division including General Manager of Fuel Systems, Director-Product Management, and Manager of Sales & Marketing. From 1974 to 1979, Mr. Dearbaugh held several positions in industrial engineering and technical sales at Atlas Crankshaft, a manufacturing division of Cummins Engine Company.

    JAMES R. WEHR has been President of Aaron's, since August 1990 and has responsibility for developing and maintaining the Company's relationships with Chrysler, other OEMs and Western Auto. Mr. Wehr has been involved in the automotive aftermarket since 1969.

    MICHAEL L. LEPORE has been President of CRS since 1984. From 1976 to 1984 Mr. LePore was manager of U.S. Operations for Borg-Warner Parts and Service Division, a subsidiary of Borg Warner LTD U.K.

    ROBERT ANDERSON became a director of the Company in March 1997. Mr. Anderson has been associated with Rockwell International Corporation since 1968, where he has been Chairman Emeritus since 1990 and served previously as Chairman of the Executive Committee from 1988 to 1990 and as Chairman of the Board and Chief Executive Officer from 1979 to 1988. Mr. Anderson is a director of Gulfstream Aerospace Corporation, Optical Data Systems Company and The Timken Company.

    RICHARD R. CROWELL became a director of the Company in July 1994. Mr. Crowell is President and a founding partner of ACP. Prior to forming ACP in 1991, Mr. Crowell was a Managing Director of Rosecliff, Inc., the management company for Acadia Partners L.P. since its inception in 1987. Mr. Crowell is also a director of Astor Corporation.

    DALE F. FREY became a director of the Company in August 1997. Prior to his retirement in early 1997, Mr. Frey was Chairman of the Board, President and Chief Executive Officer of General Electric Investment Corporation, a position he had held since 1984, and a Vice President of General Electric Company since 1980. Mr. Frey is a director of Rhone-Poulenc Rorer, USF&G Corporation, Proxair, Inc., The Beacon Companies, First American Financial Corporation, Red Lion Doubletree Master Limited Partnership and The Cancer Research Fund of the Damon Runyon-Walter Winchell Foundation and is a Trustee of Franklin and Marshall College.

    MARK C. HARDY became a director of the Company in July 1994. Mr. Hardy is a Vice President of ACP and joined ACP in June 1993. Prior to joining ACP, Mr. Hardy was an Associate at Bain & Company, a consulting firm.

    DR. MICHAEL J. HARTNETT became a director of the Company in July 1994. Since March 1992 Dr. Hartnett has been Chairman, President and Chief Executive Officer of Roller Bearing Company of America, Inc., a manufacturer of ball and roller bearings. Prior to joining Roller Bearing in 1990 as General Manager of its Industrial Tectonics subsidiary, Dr. Hartnett spent 18 years with The Torrington Company, a bearing manufacturer.

    GERALD L. PARSKY became a director of the Company in March 1997. Mr. Parsky is the Chairman and a founding partner of ACP. Prior to forming ACP in 1991, Mr. Parsky was a senior partner and a member of the Executive and Management Committees of the law firm of Gibson, Dunn & Crutcher LLP. Prior to that, he served as an official with the United States Treasury Department and the Federal Energy Office, and as Assistant Secretary of the Treasury for International Affairs. Mr. Parsky is also a director of Astor Corporation.

    RICHARD K. ROEDER became a director of the Company in July 1994. Mr. Roeder is a founding partner and Managing Director of ACP. Prior to forming ACP in 1991, Mr. Roeder was a partner in the law firm of Paul, Hastings, Janofsky & Walker, where he served as Chairman of the firm's Corporate Law Department and a member of its National Management Committee. Mr. Roeder is also a director of Astor Corporation.

    WILLIAM A. SMITH has been a director and Chairman Emeritus of the Board of Directors since August 1997 and prior to that served as Chairman of the Board since July 1994. Mr. Smith was the President and Chief Executive Officer of the Company from July 1994 until October 1996. From March 1993 to July 1994, Mr. Smith served as a consultant to ACP in connection with the Initial Acquisitions. From March 1992 to March 1993, Mr. Smith was President of the Rucker Fluid Power Division of Lucas Industries, plc. Prior to that, Mr. Smith held various positions with Navistar International Transportation Corporation, Labinal, Inc. (a French automotive and aerospace equipment manufacturer) and Cummins Engine Company.

    J. RICHARD STONESIFER became a director of the Company in August 1997. Prior to his retirement in 1996, Mr. Stonesifer was employed with the General Electric Company for 37 years, serving most recently as President and Chief Executive Officer of GE Appliances, and an executive officer and Senior Vice President of the General Electric Company, from January 1992 until his retirement. Mr. Stonesifer is also a director of Grand Union Co.

BOARD OF DIRECTORS COMMITTEES AND COMPENSATION

    The Board of Directors of the Company has appointed two committees: the Audit Committee and the Compensation and Human Resources Committee. The members of the Audit Committee are Messrs. Anderson, Frey and Roeder. The members of the Compensation Committee are Messrs. Crowell, Parsky and Stonesifer. The Compensation Committee administers the Company's Stock Incentive Plan. Directors do not receive cash compensation for service on the Board of Directors or its committees, and the Company does not expect to pay fees to its directors for the foreseeable future. The Company reimburses directors for their expenses in connection with attending Board and committee meetings. At the time that Messrs. Anderson, Frey and Stonesifer joined the Board of Directors, each was granted an option to purchase 12,000 shares of Common Stock at an exercise price equal to the closing price of a share the Common Stock on the Nasdaq National Market System on the date the option was granted less $3.00. Each option vests in one-third increments on each of the first, second and third anniversaries of the date of grant.

    Mr. Smith will receive annual compensation of $126,224 to serve as Chairman Emeritus of the Board of Directors from August 1, 1997 to December 31, 1998. From October 1996 to August 1997, Mr. Smith received annual compensation of $319,196 to serve as Chairman of the Board of Directors under the terms of his prior employment agreement. See "--Executive Compensation."

EXECUTIVE COMPENSATION

    COMPENSATION SUMMARY

    The following table sets forth, for the three most recently completed fiscal years, the cash compensation for services in all capacities to the Company of those persons who were, as of December 31, 1996, the Company's Chief Executive Officer, and the four other most highly compensated executive officers of the

Company and its subsidiaries whose total annual salary and bonus exceeded $100,000 during the last fiscal year (collectively, the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                     LONG-TERM
                                                                    COMPENSATION
                                                                       AWARDS
                                                                    ------------
                                                                     NUMBER OF
                                                                     SECURITIES
                                           ANNUAL COMPENSATION       UNDERLYING
                                         ------------------------     OPTIONS           ALL OTHER
NAME AND PRINCIPAL POSITION        YEAR  SALARY ($)     BONUS ($)      (#)(1)       COMPENSATION ($)
---------------------------------  ----  ----------     ---------   ------------   -------------------
Stephen J. Perkins (2)...........  1996   $  70,385      $125,000    498,000            --
  Chairman of the Board,           1995      --            --          --               --
  President and Chief Executive    1994      --            --          --               --
    Officer

William A. Smith (3).............  1996     319,196      315,803       --               --
  Chairman Emeritus of the         1995     300,000        --          --               --
  Board of Directors               1994     150,000        --        842,106             $250,000(4)

James R. Wehr....................  1996     282,297      300,000       --               --
  President, Aaron's               1995     258,000        --          --               --
                                   1994     109,000        --        140,352            --

Michael L. LePore................  1996     226,520      181,745       --               --
  President, CRS                   1995     160,838(5)   179,038(6)   70,176            --
                                   1994     120,451      131,119       --               --

John C. Kent.....................  1996     127,918      100,000      35,088            --
  Chief Financial Officer          1995     124,615       12,000       --               --
                                   1994      56,154        --         70,176            --

Kenneth A. Bear..................  1996     107,467       80,000       --               --
  Executive Vice President and     1995     103,200       60,000       --               --
  General Manager, Aaron's         1994      44,140       32,960      70,176            --

---------

(1) Includes only options to purchase securities of the Company, which options were issued pursuant to the Company's Stock Incentive Plan. Pursuant to the Stock Incentive Plan, the Compensation Committee makes recommendations to the Board of Directors regarding the terms and conditions of each option granted.

(2) Mr. Perkins joined the Company as its President and Chief Executive Officer in October 1996 and was elected Chairman of the Board in August 1997. See "Executive Compensation -- Employment Agreements."

(3) Mr. Smith served as the Company's President and Chief Executive Officer until October 1996 and as Chairman of the Board until August 1997.

(4) In July 1994 the Company paid Mr. Smith $250,000 for consultation services rendered in connection with the Company's formation and the Initial Acquisitions.

(5) Includes five months' salary of $56,777 prior to the acquisition of CRS by the Company in April 1995.

(6) Includes $86,759 of bonus earned prior to the acquisition of CRS by the Company in April 1995.

    OPTION GRANTS IN LAST FISCAL YEAR

    Shown below is information concerning grants of options issued by the Company to the Named Executive Officers during the year ended December 31, 1996:

                                                       INDIVIDUAL GRANTS
                                   ----------------------------------------------------------  POTENTIAL REALIZABLE VALUE
                                      NUMBER OF                                                AT ASSUMED ANNUAL RATES OF
                                     SECURITIES       % OF TOTAL                                STOCK PRICE APPRECIATION
                                     UNDERLYING     OPTIONS GRANTED   EXERCISE                    FOR OPTION TERM (2)
                                   OPTIONS GRANTED  TO EMPLOYEES IN     PRICE     EXPIRATION   --------------------------
NAME                                   (#)(1)         FISCAL YEAR     ($/SHARE)      DATE         5% ($)       10% ($)
---------------------------------  ---------------  ---------------  -----------  -----------  ------------  ------------
Stephen J. Perkins...............       498,000(3)          66.8%     $    4.67      10/7/06   $  1,462,608  $  3,706,404
William A. Smith.................        --               --             --           --            --            --
James R. Wehr....................        --               --             --           --            --            --
John C. Kent.....................        35,088(4)           4.7           4.67      10/1/06        103,052       261,145
Michael L. LePore................        --               --             --           --            --            --
Kenneth A. Bear..................        --               --             --           --            --            --

---------

(1) All options were granted under the Company's Stock Incentive Plan. The vesting of the options accelerates if the holder's employment is terminated within one year of a change of control, as defined in the option agreements.

(2) The potential gains shown are net of the option exercise price and do not include the effect of any taxes associated with exercise. The amounts shown are for the assumed rates of appreciation only, do not constitute projections of future stock price performance, and may not necessarily be realized. Actual gains, if any, on stock option exercises depend on the future performance of the Common Stock, continued employment of the optionee through the term of the options, and other factors.

(3) One third of the options vest and become exercisable on each of the first three anniversaries of the date of grant.

(4) One third of the options vest and become exercisable on the first, third and fifth anniversaries of the date of the grant.

    AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR-END OPTION VALUES

    Shown below is information relating to the values of all options held by the Named Executive Officers as of December 31, 1996. No Named Executive Officer exercised any options during 1996:

                                                             NUMBER OF SECURITIES         VALUE OF UNEXERCISED
                                                            UNDERLYING UNEXERCISED        IN-THE-MONEY OPTIONS
                                                          OPTIONS AT FISCAL YEAR-END     AT FISCAL YEAR-END (1)
                                                          --------------------------  ----------------------------
NAME                                                      EXERCISABLE  UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
--------------------------------------------------------  -----------  -------------  -------------  -------------
William A. Smith........................................     842,106        --        $  13,120,012       --
Stephen J. Perkins......................................      --            498,000        --         $ 6,264,840
James R. Wehr...........................................      93,568         46,784       1,457,789       728,895
John C. Kent............................................      23,392         81,872         364,447     1,170,302
Michael L. LePore.......................................      23,392         46,784         364,447       728,895
Kenneth A. Bear.........................................      23,392         46,784         364,447       728,895

---------

(1) Calculated using closing price on December 31, 1996 of $17.25 per share.

    EMPLOYMENT AGREEMENTS

    Stephen J. Perkins entered into a three year employment agreement with the Company effective as of October 7, 1996, pursuant to which he serves as Chairman of the Board, President and Chief Executive Officer of the Company at an annual salary of $300,000. The employment agreement with Mr. Perkins contains a noncompete provision for a period of 18 months from the cessation of his employment with the Company and a nondisclosure provision which is effective for the term of the employment agreement and indefinitely thereafter. Mr. Perkins is also entitled to participate in any bonus, incentive or other benefit plans provided by the Company to its employees.

    William A. Smith entered into an employment agreement with the Company effective as of August 1, 1997, pursuant to which he serves as Chairman Emeritus of the Board of Directors at an annual salary of $126,224 until December 31, 1998. The employment agreement contains a noncompete provision for a period of 18 months from the cessation of his employment with the Company and a nondisclosure provision which is effective for the term of the employment agreement and indefinitely thereafter. This agreement replaces an earlier employment agreement with the Company pursuant to which Mr. Smith served as Chairman of the Board, President and Chief Executive Officer of the Company at an annual salary of $316,000 (subject to cost-of-living adjustments).

    John C. Kent entered into a three year employment agreement with the Company effective as of October 1, 1996, pursuant to which he serves as Chief Financial Officer of the Company at an annual salary of $150,000. The employment agreement with Mr. Kent contains a noncompete provision for a period of 18 months from the cessation of his employment with the Company and a nondisclosure provision which is effective for the term of the employment agreement and indefinitely thereafter. Mr. Kent is also entitled to participate in any bonus, incentive or other benefit plans provided by the Company to its employees.

    Joseph Salamunovich entered into a three year employment agreement with the Company effective as of March 17, 1997, pursuant to which he serves as Vice President and General Counsel of the Company at an annual salary of $165,000. The employment agreement with Mr. Salamunovich contains a noncompete provision for a period of 18 months from the cessation of his employment with the Company and a nondisclosure provision which is effective for the term of the employment agreement and indefinitely thereafter. Mr. Salamunovich is also entitled to participate in any bonus, incentive or other benefit plans provided by the Company to its employees.

    James R. Wehr entered into an employment agreement with Aaron's effective as of August 2, 1994, pursuant to which he serves as President of Aaron's at an annual salary of $260,000 (subject to cost-of-living adjustments, which make the current annual salary approximately $283,000). The initial term of the agreement expired in August 1997, at which time the agreement was automatically renewed in accordance with its terms for an additional year. The employment agreement and related agreements with Mr. Wehr contain a noncompete provision for a period ending August 1, 1999 and a nondisclosure provision which is effective for the term of his employment with Aaron's and indefinitely thereafter. Mr. Wehr is also entitled to participate in any bonus, incentive or other benefit plans provided by Aaron's to its employees.

    Michael L. LePore entered into a five year employment agreement with CRS effective as of June 1, 1995, pursuant to which he serves as President of CRS at an annual salary of approximately $225,000 (subject to cost-of-living adjustments). The employment agreement and related agreements with Mr. LePore contain a noncompete provision for a period ending June 1, 2002 and a nondisclosure provision which is effective for the term of his employment with CRS and indefinitely thereafter. Mr. LePore is also entitled to participate in any bonus, incentive or other benefit plans provided by CRS to its employees.

    Kenneth A. Bear entered into a three year employment agreement with Aaron's effective July 28, 1994, pursuant to which he serves as Executive Vice President and General Manager of Aaron's at an annual salary of $104,000. The initial term of the agreement expired in August 1997, at which time the agreement was automatically renewed in accordance with its terms for an additional year. The employment agreement with Mr. Bear contains a nondisclosure provision which is effective for the term of his employment with Aaron's and indefinitely thereafter. Mr. Bear is also entitled to participate in any bonus, incentive or other benefit plans provided by Aaron's to its employees.

    Each of these employment agreements, other than Mr. Smith's, provides that upon the expiration of the initial term the agreement will automatically renew for successive one-year periods unless the Company gives advance notice of its desire not to renew the agreement.

    1996 STOCK INCENTIVE PLAN

    Upon the merger of Holdings with and into the Company in December 1996, the Company assumed the Amended and Restated 1994 Stock Incentive Plan of Holdings and renamed it the 1996 Stock Incentive Plan (the "Stock Incentive Plan"). Pursuant to the Stock Incentive Plan, officers, directors, employees and consultants of the Company and its subsidiaries are eligible to receive options to purchase Common Stock and other awards in order to provide incentives to employees and directors. The Compensation Committee makes recommendations for awards to the Board of Directors and has broad authority in administering and interpreting other aspects of the Stock Incentive Plan. Awards are not restricted to any specified form or structure and may include, without limitation, sales or bonuses of stock, restricted stock, stock options, reload stock options, stock purchase warrants, other rights to acquire stock, securities convertible into or redeemable for stock, stock appreciation rights, phantom stock, dividend equivalents, performance units or performance shares. Options granted to employees under the Stock Incentive Plan may be options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986 or options not intended to so qualify. An award granted under the Stock Incentive Plan to an employee or independent contractor may include a provision terminating the award upon termination of employment under certain circumstances or accelerating the receipt of benefits upon the occurrence of specified events, including, at the discretion of the Compensation Committee, any change of control of the Company.

    As of August 31, 1997, there were outstanding options to purchase an aggregate of 2,181,610 shares (including options granted in 1997 to purchase an aggregate of 130,176 shares) of Common Stock granted to directors, officers and employees of the Company and certain independent contractors pursuant to the Stock Incentive Plan. The exercise price for these options are as follows:

                                 EXERCISE
   NUMBER OF OPTION SHARES         PRICE
-----------------------------  -------------
          1,317,994              $    1.67
           733,440                    4.67
            35,088                   14.75
            12,000                   15.25
            35,088                   17.25
            24,000                   18.25
            24,000                   23.00

Each option is subject to certain vesting provisions and expires on the tenth anniversary of the date of grant. As of August 31, 1997, the number of shares available for issuance pursuant to options yet to be granted under the Stock Incentive Plan was 9,606. The Company expects to submit a new stock incentive plan for consideration at its next stockholders meeting. For certain information regarding options granted to officers of the Company, see "--Executive Compensation" and "Principal and Selling Stockholders."

    COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The members of the Compensation Committee are Messrs. Crowell, Parsky and Stonesifer, none of whom is or was an employee or officer of the Company. Mr. Smith previously served on the Compensation Committee but did not participate in any matters considered by the Committee relating to his compensation. None of the Company's executive officers serves as a director or member of the compensation committee of any other entity.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth the beneficial ownership of the Common Stock as of August 31, 1997 by each director of the Company, each of the Named Executive Officers, the directors and executive officers of the Company as a group, each person who at such time beneficially owned more than 5% of the outstanding shares of the Common Stock and each stockholder selling shares in this Offering. The Common Stock is the only series or class of the Company's capital stock currently outstanding.

                                                                PRIOR TO OFFERING      SHARES TO       AFTER OFFERING
                                                             -----------------------  BE SOLD IN   -----------------------
                                                              SHARES (1)       %       OFFERING     SHARES (1)       %
                                                             ------------  ---------  -----------  ------------  ---------
Aurora Equity Partners L.P. (other beneficial owners:
  Richard R. Crowell, Gerald L. Parsky and Richard K.
  Roeder) (2)(3)...........................................    10,702,888       62.3     542,198(4)    9,789,690      50.5
Aurora Overseas Equity Partners I, L.P. (other beneficial
  owners: Richard R. Crowell, Gerald L. Parsky and Richard
  K. Roeder) (3)(5)........................................     4,450,418       25.9      86,802(6)    3,992,616      20.6
General Electric Pension Trust (7).........................     2,018,652       11.7     134,000(8)    1,884,652       9.7
  3003 Summer Street
  Stamford, CT 06905
Stephen J. Perkins (9)(10).................................       167,000        1.0      --            167,000      *
John C. Kent (9)(11).......................................        59,480      *          --             59,480      *
James R. Wehr (12)(13).....................................       823,352        4.8      --            823,352        4.2
Michael L. LePore (14).....................................        36,688      *          --             36,688      *
  400 Corporate Drive
  Mahwah, NJ 07430
Kenneth A. Bear (13)(15)...................................        47,084      *          --             47,084      *
Robert Anderson (16).......................................        14,628      *          --             14,628      *
  10877 Wilshire Blvd.
  Los Angeles, CA 90024
Richard R. Crowell (2)(5)(17)(18)..........................    11,891,038       69.2     629,000(19)   10,891,038      56.2
Dale F. Frey (16)..........................................       --          --          --            --          --
  One Gorham Island
  Westport, CT 06880
Mark C. Hardy (17)(18)(20).................................        12,460      *          --             12,460      *
Dr. Michael J. Hartnett (21)...............................        70,176      *          --             70,176      *
  60 Round Hill Road
  Fairfield, CT 06430
Gerald L. Parsky (2)(5)(17)(18)............................    11,891,038       69.2     629,000(19)   10,891,038      56.2
Richard K. Roeder (2)(5)(17)(18)...........................    11,891,038       69.2     629,000(19)   10,891,038      56.2
William A. Smith (9)(22)...................................       755,984        4.2      --            755,984        3.8
J. Richard Stonesifer (16).................................       --          --          --            --          --
  8473 Bay Colony Drive
  Naples, FL 34108
Somerville S Trust (18)....................................       341,928        2.0     237,000(23)      104,928     *
  c/o Rockport Capital, Inc.
  700 Eleventh Street, Suite 640
  Washington, D.C. 20001
All directors and officers as a group
  (17 persons) (24)........................................    13,890,890       75.4     629,000(25)   12,890,890      62.5

---------

 *   Less than 1%.

(FOOTNOTES ON FOLLOWING PAGE)

 (1) The shares of Common Stock underlying options, warrants, rights or convertible securities that are exercisable as of August 31, 1997 or that will become exercisable within 60 days thereafter are deemed to be outstanding for the purpose of calculating the beneficial ownership of the holder of such options, warrants, rights or convertible securities, but are not deemed to be outstanding for the purpose of computing the beneficial ownership of any other person.

 (2) Consists of (i) 7,440,600 shares owned by Aurora Equity Partners L.P. ("AEP"), (ii) 2,018,652 shares owned by the General Electric Pension Trust ("GEPT") (see Footnote (7) below) and (iii) 1,243,636 shares that are subject to an irrevocable proxy granted to AEP and Aurora Overseas Equity Partners I, L.P. ("AOEP") by certain stockholders, including the Somerville S Trust, Messrs. Crowell, Hardy, Parsky and Roeder, certain other limited partners of AEP and certain affiliates of a limited partner of AOEP. The proxy terminates upon the transfer of such shares. The number of shares owned after this Offering excludes shares sold by GEPT and the Somerville S Trust in this Offering. AEP is a Delaware limited partnership the general partner of which is ACP, a Delaware limited partnership whose general partner is Aurora Advisors, Inc. ("AAI"). Messrs. Crowell, Parsky and Roeder are the sole stockholders and directors of AAI, are limited partners of ACP and may be deemed to beneficially share ownership of Common Stock beneficially owned by AEP and may be deemed to be the organizers of the Company under regulations promulgated under the Securities Act.

 (3) The address for this beneficial holder is West Wind Building, P.O. Box 1111, Georgetown, Grand Cayman, Cayman Islands, B.W.I.

 (4) Excludes 272,454 shares subject to the Underwriters' over-allotment option.

 (5) Consists of (i) 1,188,150 shares owned by AOEP, (ii) 2,018,652 shares owned by GEPT (see Footnote (7) below) and (iii) 1,243,636 shares that are subject to an irrevocable proxy granted to AEP and AOEP by certain stockholders, including the Somerville S Trust, Messrs. Crowell, Hardy, Parsky and Roeder, certain other limited partners of AOEP and certain affiliates of a limited partner of AOEP. The proxy terminates upon the transfer of such shares. The number of shares owned after this Offering excludes shares sold by GEPT and the Somerville S Trust in this Offering. AOEP is a Cayman Islands limited partnership the general partner of which is Aurora Overseas Capital Partners P.L. ("AOCP"), a Cayman Islands limited partnership whose general partner is Aurora Overseas Advisors, Ltd. ("AOAL"). Messrs. Crowell, Parsky and Roeder are the sole stockholders and directors of AOAL, are limited partners of AOCP and may be deemed to beneficially own the shares of Common Stock beneficially owned by AOEP.

 (6) Excludes 43,618 shares subject to the Underwriters' over-allotment option.

 (7) With limited exceptions, GEPT has agreed to vote these shares in the same manner as AEP and AOEP vote their respective shares of Common Stock. This provision terminates upon the transfer of such shares.

 (8) Excludes 59,000 shares subject to the Underwriters' over-allotment option.

 (9) The address for this beneficial holder is 900 Oakmont Lane, Suite 100, Westmont, Illinois 60559.

 (10) Includes 166,000 shares subject to options granted under the Stock Incentive Plan that are exercisable as of August 31, 1997 or that will become exercisable within 60 days thereafter. Excludes 332,000 shares subject to options granted under the Stock Incentive Plan that are not exercisable within 60 days of August 31, 1997.

 (11) Includes 58,480 shares subject to options granted under the Stock Incentive Plan that are exercisable as of August 31, 1997 or that will become exercisable within 60 days thereafter. Excludes 46,784 shares subject to options granted under the Stock Incentive Plan that are not exercisable within 60 days of August 31, 1997.

(FOOTNOTES CONTINUED ON FOLLOWING PAGE)

 (12) Includes 140,352 shares subject to options granted under the Stock Incentive Plan that are exercisable as of August 31, 1997 or that will become exercisable within 60 days thereafter. Excludes 35,088 shares subject to options granted under the Stock Incentive Plan that are not exercisable within 60 days of August 31, 1997.

 (13) The address for this beneficial holder is 2699 North Westgate, Springfield, MO 65803.

 (14) Excludes 35,088 shares subject to options granted under the Stock Incentive Plan that are not exercisable within 60 days of August 31, 1997.

 (15) Includes 46,784 shares subject to options granted under the Stock Incentive Plan that are exercisable as of August 31, 1997 or that will become exercisable within 60 days thereafter. Excludes 23,392 shares subject to options granted under the Stock Incentive Plan that are not exercisable within 60 days of August 31, 1997.

 (16) Excludes 12,000 shares subject to options granted under the Stock Incentive Plan that are not exercisable within 60 days of August 31, 1997.

 (17) The address for this beneficial holder is 1800 Century Park East, Suite 1000, Los Angeles, CA 90067.

 (18) The holder of these shares has granted an irrevocable proxy covering these shares to AEP and AOEP.

 (19) Consists of shares being sold by AEP and AOEP. Excludes 292,072 shares subject to the Underwriters' over-allotment option.

 (20) Includes 4,000 shares subject to options granted under the Stock Incentive Plan that are exercisable as of August 31, 1997 or that will become exercisable within 60 days thereafter. Excludes 8,000 shares subject to options granted under the Stock Incentive Plan that are not exercisable within 60 days of August 31, 1997.

 (21) Consists of shares subject to warrants that are exercisable as of August 31, 1997 or that will become exercisable within 60 days thereafter.

 (22) Includes 702,106 shares subject to options granted under the Stock Incentive Plan that are exercisable as of August 31, 1997 or that will become exercisable within 60 days thereafter.

 (23) Excludes 104,928 shares subject to the Underwriters' over-allotment option.

 (24) Includes 1,222,986 shares subject to warrants and stock options that are exercisable as of August 31, 1997 or that will become exercisable within 60 days thereafter.

 (25) Excludes 316,072 shares subject to the Underwriters' over-allotment option.

                              CERTAIN TRANSACTIONS

    The Company believes the transactions described below that were entered into by the Company and its subsidiaries were beneficial to the respective companies, and were at least as favorable to the respective companies as could have been obtained from unaffiliated third parties pursuant to arms-length negotiations.

RELATIONSHIP WITH ACP

    Aggregate fees of approximately $2 million were paid to ACP for investment banking services provided in connection with the acquisitions of Mascot, CRS and King-O-Matic in 1995, Tranzparts and Diverco in 1996 and REPCO, ATS and Trans Mart in 1997. The Company also pays to ACP a base annual management fee of approximately $530,000 for advisory and consulting services pursuant to a written management services agreement (the "Management Services Agreement"). ACP is also entitled to reimbursements from the Company for all of its reasonable out-of-pocket costs and expenses incurred in connection with the performance of its obligations under the Management Services Agreement. The base annual management fee is subject to increase, at the discretion of the disinterested members of the Company's Board of Directors, by up to an aggregate of $250,000 in the event the Company consummates one or more significant corporate transactions. The base annual management fee was not increased as a result of any of the Acquisitions. The base annual management fee is also subject to increase for specified cost of living increases pursuant to which the base annual management fee was increased to $540,000 effective July 1997. If the Company's EBITDA in any year exceeds management's budgeted EBITDA by 15.0% or more for that year, ACP will be entitled to receive an additional management fee equal to one half of its base annual management fee for such year. Because the Company's EBITDA did not exceed management's budgeted EBITDA by 15.0% in 1996, ACP did not receive this additional management fee in 1996. In the event the Company consummates any significant acquisitions or dispositions, ACP will be entitled to receive a closing fee from the Company equal to 2.0% of the first $75.0 million of the acquisition consideration (including debt assumed and current assets retained) and 1.0% of acquisition consideration (including debt assumed and current assets retained) in excess of $75.0 million. Notwithstanding the foregoing, no payment will be made to ACP pursuant to the Management Services Agreement at any time that certain events of default shall have occurred and be then continuing under any of the Indentures governing the Senior Notes or the Credit Facility. The Management Services Agreement also provides that the Company shall provide ACP and its directors, employees, partners and affiliates with customary indemnification against all actions not involving gross negligence or willful misconduct. The base annual management fee payable to ACP will be reduced as the collective beneficial ownership of Common Stock by AEP and AOEP declines below 50% as follows: for any period during which the collective beneficial ownership of AEP and AOEP is less than 50% but at least 40%, the base annual management fee payable for the period will be 80% of the original base annual management fee (as such original base annual management fee may previously have been adjusted due to discretionary increases by the Board of Directors or cost of living increases as described above, the "Original Fee"); for any period during which AEP's and AOEP's collective beneficial ownership is less than 40% but at least 30%, the base annual management fee payable for the period will be 60% of the Original Fee; and for any period during which the collective beneficial ownership of AEP and AOEP is less than 30% but at least 20%, the base annual management fee payable for the period will be 40% of the Original Fee. If AEP's and AOEP's collective beneficial ownership declines below 20%, the Management Services Agreement will terminate. After this Offering, the collective beneficial ownership of AEP and AOEP for purposes of the Management Services Agreement will be approximately 56% (54% if the Underwriters' over-allotment option is exercised in full). For information regarding the general and certain of the limited partners of ACP, see "Principal and Selling Stockholders."

    In October 1996, the Company granted options for an aggregate of 48,000 shares of Common Stock to certain directors and consultants of the Company who are employees of ACP, including Mr. Hardy. These options, which have an exercise price of $4.67 per share, become exercisable in one-third increments on each of the first three anniversaries of the date of grant and expire in 2006. In 1997, 12,000 of these options terminated when the holder resigned from ACP.

FACILITY LEASES

    In connection with its acquisition of Aaron's, the Company entered into a lease with CRW, Inc., an affiliate of C.R. Wehr and James R. Wehr (whose individual family trusts owned all of the outstanding capital stock of Aaron's prior to its acquisition by the Company), for Aaron's headquarters and primary remanufacturing facility located in Springfield, Missouri with an initial term beginning as of January 1, 1994 and expiring as of December 31, 2004, subject to the Company's option to extend the term for a period of five years. The monthly base rent is $33,105 and the Company is responsible for paying property taxes, insurance and maintenance expenses for the leased premises. The Company also entered into three leases with C.R. Wehr, Westway Partnership, JRW, Inc. and C.J. Cates Real Estate Co. (each, an affiliate of C.R. Wehr and James R. Wehr) for three manufacturing facilities comprising approximately 84,000 square feet for an aggregate rent of $12,000 per month with an initial term beginning as of January 1, 1994 and expiring as of December 31, 1996 and December 31, 1998 (depending upon the facility), subject to the Company's option to extend the term of the lease for a 30,000 square foot facility for one successive period of five years through December 31, 2003. In November 1994, the Company entered into another lease with the same parties for a 98,800 square foot storage facility for monthly rent of $7,300 per month. The initial term of the lease expired during 1995 and pursuant to its terms, continues as a month-to-month lease until terminated. The Company is responsible for paying property taxes, insurance and maintenance expenses for each of these leased premises. James R. Wehr is an executive officer of the Company.

    In addition, the Company is a party to a lease with Patricia L. Bridgeforth, Mr. Wehr's sister, for Aaron's 200,000 square foot core storage facility. The lease has an initial term of ten years, expiring October 31, 2006, with an option to renew for five years. The base monthly rent is $35,833 for the initial term, with specified increases for each renewal term. The Company is also required to pay taxes, maintenance and operating expenses.

INDEMNIFICATION AGREEMENTS

    The Company has entered into separate but identical indemnification agreements (the "Indemnification Agreements") with each director and executive officer of the Company. The Indemnification Agreements provide for, among other things, the following: (i) indemnification to the fullest extent permitted by law against any and all expenses (including attorneys' fees and all other costs and obligations of any nature whatever), judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection therewith) of any claim, unless the Company determines that such indemnification is not permitted under applicable law; (ii) the prompt advancement of expenses to the director or officer, including attorneys' fees and all other costs, fees, expenses and obligations paid or incurred in connection with investigating or defending any threatened, pending or completed action, suit or proceeding related to the fact that such director or officer is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee, trustee, agent or fiduciary of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, and for repayment to the Company if it is found that such director or officer is not entitled to such indemnification under applicable law; (iii) a mechanism through which the director or officer may seek court relief in the event the Company determines that the director or officer is not permitted to be indemnified under applicable law (and therefore is not entitled to indemnification under the Indemnification Agreement); and (iv) indemnification against expenses (including attorneys' fees) incurred in seeking to collect from the Company an indemnity claim or advancement of expenses to the extent successful.

PAYMENT OF PREFERRED STOCK REORGANIZATION CONSIDERATION

    In connection with the formation of the Company, in July and August 1994 Holdings issued shares of its preferred stock to each purchaser of Holdings common stock, including AEP and AOEP and Messrs. Anderson, Crowell, Hardy, Parsky, Roeder, Smith and Wehr (each of whom is a director and/or executive officer of the Company), for consideration of $100 per share. These shares were converted into shares of the Company's preferred stock in the merger of Holdings into the Company in December 1996, immediately after which the Company redeemed the preferred stock for an amount per share equal to $100 plus an amount equal to the accrued and unpaid dividends on the Holdings preferred stock through the date of the merger. Upon the redemption of their shares of preferred stock Messrs. Anderson, Crowell, Hardy, Parsky, Roeder, Smith and Wehr received $23,630, $159,195, $13,701, $176,403, $30,596, $70,765 and $1,414,051,
respectively. AEP and AOEP distributed their shares of preferred stock to their respective general and limited partners prior to the redemption.

REGISTRATION RIGHTS

    The Original Stockholders have certain "demand" and "piggyback" registration rights pursuant to a Stockholders Agreement. In addition, GEPT has certain "demand" and "piggyback" registration rights with respect to 1,255,794 shares of the 2,018,652 shares of Common Stock owned by it. See "Shares Eligible for Future Sale."

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of ATC consists of 30,000,000 shares of Common Stock, par value $0.01 per share, and 5,000,000 shares of Preferred Stock, par value $0.01 per share ("Preferred Stock"). As of August 31, 1997, 17,189,578 shares of Common Stock were issued and outstanding and 2,602,666 shares were reserved for issuance under outstanding options and warrants. As of the same date, no shares of Preferred Stock were outstanding. The Board of Directors and the Company's stockholders have approved an amendment to the Company's Certificate of Incorporation to reduce the authorized number of shares of Common Stock and Preferred Stock to 24,000,000 shares and 2,000,000 shares, respectively. The amendment has not been effected to date.

COMMON STOCK

    Each holder of Common Stock is entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. Holders of Common Stock do not have the right to cumulate their votes in the election of Directors. Subject to preferences that may be granted to the holders of Preferred Stock, each holder of Common Stock is entitled to share ratably in distributions to stockholders and to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of the liquidation or dissolution of the Company, is entitled to share ratably in all assets of the Company remaining after payment of liabilities. Holders of Common Stock have no conversion, preemptive or other subscription rights, and there are no redemption rights or sinking fund provisions with respect to the Common Stock. The outstanding Common Stock is validly issued, fully paid and non-assessable.

    Additional shares of Common Stock may be issued from time to time by the Company. The Company's Certificate of Incorporation provides that the Board of Directors has no power to alter the rights of any outstanding shares of Common Stock. Certain other provisions of the Company's Certificate of Incorporation affect the rights of holders of Common Stock and may have the effect of delaying, deferring or preventing a change in control of the Company.

PREFERRED STOCK

    The Board of Directors, without further action by the holders of Common Stock, may issue shares of Preferred Stock and may fix or alter the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation preferences, conversion rights and the designation and number of shares constituting any wholly unissued series of Preferred Stock. The issuance of Preferred Stock could adversely affect the voting power and other rights of the holders of Common Stock. The authority possessed by the Board of Directors to issue Preferred Stock could potentially be used to discourage attempts by others to obtain control of the Company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult to achieve or more costly. The Board of Directors may issue Preferred Stock with voting and conversion rights that could adversely affect the voting power of the holders of Common Stock. There are no agreements or understandings for the issuance of Preferred Stock and the Board of Directors has no present intention to issue any Preferred Stock. See "Risk Factors -- Control of the Company; Anti-Takeover Matters."

WARRANTS

    In August 1994, the Company issued warrants to a former director and another individual to purchase an aggregate of 350,880 shares of Common Stock at a price of $1.67 per share. In December 1994, the Company issued warrants to Dr. Hartnett to purchase an aggregate of 70,176 shares of Common Stock at a price of $1.67 per share. These warrants are exercisable at any time and will automatically expire on the tenth anniversary of the date of grant. The exercise price and the number of warrant shares are subject to customary anti-dilution provisions that are effective upon the occurrence of certain events such as stock splits and stock dividends. In the event of an issuance of Common Stock to either AEP, AOEP or their affiliates below the fair market value of the Common Stock on the date of such issuance, the exercise price of 350,880 of the warrants and the number of shares issuable upon the exercise thereof will be adjusted accordingly; the other 70,176 warrants do not contain this adjustment provision. In addition, the warrants are subject to customary provisions regarding the assumption by a successor corporation in the event of reorganization, reclassification, consolidation, merger or sale of the Company. The issuance of Common Stock pursuant to this Offering will not cause any adjustment in the warrants.

    The warrant holders have no right to vote on matters submitted to the stockholders of the Company and have no right to receive dividends. The warrant holders are not entitled to share in the assets of the Company in the event of the liquidation or dissolution of the Company or the winding up of the Company's affairs.

ANTI-TAKEOVER STATUTE

    Section 203 of the Delaware General Corporation Law (the "DGCL") generally prohibits a Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to the date of the business combination, the transaction is approved by the board of directors of the corporation, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, or
(iii) on or after the date such stockholder became an interested stockholder, the business combination is approved by the board and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. A "business combination" includes mergers, certain asset sales and certain other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Company's Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for (i) any breach of their duty of loyalty to the company or its stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (iii) unlawful payment of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL or (iv) any transaction from which the director derived an improper personal benefit.

    The Company's Bylaws provide that the Company shall pay all costs and expenses (including legal expenses) incurred by and indemnify from any monetary liability its present and former officers and directors who are named or threatened to be named a party to any administrative, civil, investigative or criminal proceeding potentially seeking to impose liability on such person for acts alleged to have been committed by such person while a director or officer of the Company or while serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, unless a determination is made that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, or, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Such determination shall be made (i) by the Board by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) of such a quorum is not obtainable, or even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written option, or (iii) by the stockholders of the Company. There is no action or proceeding pending or, to the knowledge of the Company, threatened which may result in a claim for indemnification by any director officer, employee or agent of the Company.

    See "Certain Transactions -- Indemnification Agreements" for a description of Indemnification Agreements that the Company has entered into with its directors and executive officers.

    The Company believes that the provisions in its Certificate of Incorporation and Bylaws and the Indemnification Agreements are necessary to attract and retain qualified persons as officers and directors.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Company's Common Stock is ChaseMellon Shareholder Services.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

    The material terms of certain indebtedness of the Company are described below. Each of the following summaries is subject to and qualified in its entirety by reference to the detailed provisions of the respective agreements and instruments to which each summary relates. Copies of such agreements and instruments have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

BANK LINES OF CREDIT

    In February 1997, the Company entered into the Credit Facility with several banks and The Chase Manhattan Bank (the "Bank"), as agent, providing for a $100.0 million revolving credit facility available to the Company for acquisitions and working capital purposes. Subject to the satisfaction of customary conditions, advances under the Credit Facility may be made, and letters of credit may be issued, in each case up to an aggregate of $100.0 million and up to $10.0 million with respect to any individual letter of credit, at any time prior to December 31, 2001 (the "Termination Date"). All amounts advanced under the Credit Facility become due and payable on the Termination Date. The Company may pre-pay outstanding advances in whole or in part without incurring any premium or penalty.

    All obligations of the Company and its subsidiaries under the Credit Facility are secured by a first priority security interest in substantially all of the accounts receivable and inventory of the Company and its existing and future subsidiaries. The obligations of the Company under the Credit Facility are guaranteed by each of the Company's existing and future subsidiaries.

    At the Company's election, amounts advanced under the Credit Facility will bear interest at either (i) the Alternate Base Rate plus a specified margin, or
(ii) the Eurodollar Rate plus a specified margin. The "Alternate Base Rate" is equal to the highest of (a) the Bank's prime rate, (b) the secondary market rate for three-month certificates of deposit plus 1.0%, and (c) the federal funds rate plus 0.5%, in each case as in effect from time to time. The "Eurodollar Rate" is the rate offered by the Bank for eurodollar deposits for one, two, three or six months (as selected by the Company) in the interbank eurodollar market in the approximate amount of the Bank's share of the advance under the Credit Facility. The applicable margin for both Alternate Base Rate and Eurodollar loans is subject to a quarterly adjustment based on the Company's leverage ratio as of the end of the four fiscal quarters then completed. The Alternate Base Rate margin, which was 0.25% initially, is zero currently and the Eurodollar margin, which was 1.25% originally, is 1.0% currently. Interest payments on advances that bear interest based upon the Alternate Base Rate are due quarterly in arrears and on the Termination Date, and interest payments on advances that bear interest based upon the Eurodollar Rate are due on the last day of each relevant interest period (or, if such period exceeds three months, quarterly after the first day of such period).

    The Credit Facility contains extensive affirmative and negative covenants, including, among others, covenants relating to levels of net worth, leverage, EBITDA and cash flow coverage and certain limits on the ability of the Company to incur indebtedness, make capital expenditures, create liens, engage in mergers and consolidations, make restricted payments, make asset sales, make investments, issue stock and engage in transactions with affiliates of the Company and its subsidiaries. The Credit Facility also contains customary events of default provisions.

    The Company paid the Bank a one-time facility and commitment fee upon the effectiveness of the Credit Facilty and is required to pay the Bank quarterly in arrears a commitment fee equal to a per annum percentage of the average daily unused portion of the Credit Facility during such quarter. The commitment is subject to a quarterly adjustment based on the Company's leverage ratio as of the end of the four fiscal quarters then completed. The quarterly commitment fee percentage, which was 0.375% initially, was recently reduced to 0.300%. The Company must also reimburse the Bank for certain legal and other costs of the Bank and pay a fee on outstanding letters of credit at a rate per annum equal to the applicable margin then in effect for advances bearing interest at the Eurodollar Rate.

    In September 1997, the Company entered into a revolving credit agreement with Bank of Montreal (the "BOM Revolving Credit Agreement") for a $3.5 million Canadian revolving credit facility to accommodate the working capital needs of the Company's Canadian subsidiaries. Subject to the satisfaction of customary conditions, advances under the BOM Revolving Credit Agreement may be made, and letters of credit may be issued, in each case up to an aggregate of $3.5 million Canadian, due upon demand, and subject to annual review. The funds available to be advanced may not exceed the aggregate of 75% of the eligible accounts receivable of Mascot and King-O-Matic and 50% of the eligible inventory of Mascot and King-O-Matic in each case as defined in the BOM Revolving Credit Agreement. The amounts advanced under the BOM Revolving Credit Agreement bear interest at the Bank of Montreal prime lending rate plus 0.25%. The agreement contains certain covenants including a tangible net worth covenant for the combined results of Mascot and King-O-Matic.

SENIOR NOTES

    GENERAL. ATC's currently outstanding $90,000,000 aggregate principal amount of its Series B Senior Notes and $30,000,000 aggregate principal amount of its Series D Senior Notes were issued pursuant to indentures by and among ATC, each of ATC's subsidiaries and Firstar Bank of Minnesota, N.A. (formerly known as American Bank N.A.), as trustee. The Senior Notes are fully and unconditionally guaranteed on a joint and several basis by each of ATC's subsidiaries. Each series of Senior Notes has substantially identical terms. The Senior Notes may be redeemed at the option of ATC in whole or in part at (i) 106% of the principal amount redeemed on or after August 1, 1999 but prior to August 1, 2000, (ii) 104% of the principal amount redeemed on or after August 1, 2000 but prior to August 1, 2001, (iii) 102% of the principal amount redeemed on or after August 1, 2001 but prior to August 1, 2002 or (iv) 100% of the principal amount redeemed on or after August 1, 2002 through maturity, in each case plus accrued and unpaid interest, if any.

    The Indentures governing the Senior Notes contain various restrictive covenants that, among other things, limit: (i) the incurrence of certain additional indebtedness by ATC or its subsidiaries; (ii) the creation of Senior Debt of ATC which is, by its terms, subordinated in right of payment to other indebtedness of ATC; and (iii) the payment of dividends on capital stock of ATC and its subsidiaries (see "Risk Factors -- Absence of Dividends"). Affirmative covenants include, among others, an obligation to pay principal, interest and premium, if any, when due, hold funds for note payments in trust, maintain its corporate existence, maintain its properties in good condition, pay taxes when due, furnish to the trustee copies of certain financial information, and certify as to whether ATC is in default within 120 days after the end of each fiscal year. Events of default under the Indentures governing the Senior Notes include, among other things: (1) a default in the payment of any interest on any Senior Note when due, which default continues for 30 days; (2) a default in the payment of any principal of or premium, if any, on any Senior Note when due; (3) the failure by ATC to comply with any agreement or covenant in the Indentures governing the Senior Notes, which failure continues for 30 days after a Notice of Default (as defined in the Indentures governing the Senior Notes) is given;
(4) final unsatisfied judgments in excess of $2.5 million (excluding amounts covered by insurance) not discharged, waived or stayed for 60 days; (5) default under indebtedness of ATC or any of its subsidiaries, which indebtedness has a principal amount of over $2.5 million either resulting from the failure to pay principal at maturity or as a result of which the maturity of such indebtedness has been accelerated prior to its stated maturity; and (6) certain events of bankruptcy, insolvency or reorganization of ATC or any of its subsidiaries.

    CHANGE OF CONTROL PUT. Upon the occurrence of a Change of Control, ATC will be required to make an offer to repurchase the Senior Notes at a price equal to 101% of the principal amount thereof, together with accrued and unpaid interest thereon. A "Change of Control" is defined as (i) any sale or transfer of all or substantially all of the assets of the Company, on a consolidated basis, in one transaction or a series of related transactions, if, immediately after giving effect to such transaction, any person (other than ATC, its subsidiaries or certain other entities related to ACP (an "Excluded Person")) is or becomes the

"beneficial owner," directly or indirectly, of more than 35% of the total voting power, (ii) any person (other than an Excluded Person) is or becomes the "beneficial owner," directly or indirectly, of more than 35% of the total voting power in the aggregate of all classes of outstanding capital stock of the Company unless the percentage so owned by an Excluded Person is greater, or
(iii) during any period of 12 consecutive months, individuals who at the beginning of such 12-month period constituted the Board of Directors of the Company (together with any new directors whose election by such Board or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office. The occurrence of this Offering will not constitute a "Change of Control" for purposes of the Senior Notes.

    In addition, indebtedness under the Credit Facility would be accelerated upon a change of control, as defined in the Credit Facility Agreement, and other debt the Company may incur could contain a similar provision. In the event of any such occurrence, the Company would be required to repay such indebtedness. See "Risk Factors -- Control of the Company; Anti-Takeover Matters."

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon consummation of this Offering, the Company will have approximately 19,400,000 shares of Common Stock outstanding, of which approximately 10,750,000 shares will be "restricted securities" within the meaning of Rule 144, and may not be sold without registration under the Securities Act unless Rule 144 or another exemption from registration is available. The 3,200,000 shares sold in the Offering will be freely tradeable except for any shares held by "affiliates" of the Company, which shares may be sold in compliance with Rule 144.

    The Company currently has outstanding warrants to purchase an aggregate of 421,056 shares of Common Stock. When issued, these shares may not be publicly sold unless registered under the Securities Act or sold in accordance with Rule 144 or another exemption from registration.

    As of August 31, 1997, there were outstanding stock options to purchase an aggregate of 2,181,610 shares of Common Stock. The shares issuable upon the exercise of these options will be freely tradable without restriction under the Securities Act, except for any such shares held at any time by affiliates of the Company, which shares may be sold in compliance with Rule 144.

    In general, under Rule 144, a person (whether or not an affiliate) who has beneficially owned restricted shares (I.E., shares issued by the Company in a transaction not involving a public offering) for at least one year, or an affiliate of the Company who beneficially owns shares that are not restricted, may sell, within any three-month period, a number of such shares that does not exceed the greater of one percent (1%) of the then outstanding shares of Common Stock (approximately 194,000 shares immediately after this Offering) or the average weekly trading volume of the Common Stock on the Nasdaq Nation Market System during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to certain manner of sale limitations, notice requirements and the availability of current public information about the Company. Rule 144(k) provides that a person who is not an affiliate of the Company and who has beneficially owned shares for at least two years is entitled to sell such shares at any time under Rule 144 without regard to the limitations described above.

    The parties to a Stockholders Agreement among the Company and the Original Stockholders, certain of the Company's optionholders and its warrant holders (the "Stockholders Agreement") have been granted certain "piggy-back" registration rights with respect to shares of the Common Stock in connection with certain public offerings effected by the Company, including this Offering.

    The Stockholders Agreement provides that if, after the Aurora Partnerships distribute their shares of Common Stock to their limited partners, any such limited partner holds 10% or more of the outstanding

Common Stock, such limited partner (the "Demand Holder") will have the right to require the Company to use its best efforts to file a registration statement under the Securities Act covering the resale of the Demand Holder's shares in an underwritten offering. If following such offering the Demand Holder still holds 10% or more of the outstanding Common Stock, the Demand Holder will have one additional "demand" registration right.

    The Company will bear all expenses incident to any registration effected pursuant to the Stockholders Agreement, including the fees and expenses of a single counsel retained by the selling stockholders; however, each selling stockholder will be responsible for the underwriting discounts and commissions and transfer taxes in connection with shares sold by such stockholder. Each selling stockholder and the underwriters through whom shares are sold on behalf of a selling stockholder will be entitled to customary indemnification from the Company against certain liabilities, including liabilities under the Securities Act.

    In connection with the December 1996 private placement to GEPT, the Company granted a "demand" registration right to GEPT. Such registration right covers the 955,794 shares issued in the private placement as well as 300,000 shares of Common Stock owned by GEPT prior to the private placement. Pursuant to this registration right, GEPT may, subject to certain limitations, require the Company to use its best efforts to file a registration statement under the Securities Act covering the resale of such shares of Common Stock. In addition, GEPT was granted a "piggyback" registration right to include such shares on a pro rata basis in any registration effected for the account of any person exercising a contractual "demand" registration right granted by the Company in the future. All fees, costs and expenses of such registration (other than underwriting discounts and commissions) will be borne by the Company. GEPT and any underwriters through whom shares are sold on behalf of GEPT will be entitled to customary indemnification from the Company against certain liabilities, including liabilities under the Securities Act. GEPT's registration rights may not be exercised until after the end of the 90-day "lock-up" period described below and may not be exercised after December 20, 1999.

    The Company will agree with the Underwriters, subject to certain exceptions, not to sell or otherwise dispose of any shares of Common Stock for a period of 90 days from the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated. Each of the the Company's directors and executive officers and certain of the Original Stockholders (including the Aurora Partnerships) will be bound by a similar agreement. See "Underwriters."

    The Company is unable to estimate the number of shares that may be sold in the future by the existing stockholders or the effect, if any, that sales of shares by such stockholders will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock by such stockholders could adversely affect prevailing market prices.

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

    The following is a general discussion of certain United States Federal tax consequences of the acquisition, ownership, and disposition of the Common Stock by an initial purchaser that, for United States Federal income tax purposes, is not a "United States person" (a "Non-United States Holder"). This discussion is based upon the United States Federal tax law now in effect, which is subject to change, possibly retroactively. For purposes of this discussion, a "United States person" means a citizen or resident of the United States, a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof, or an estate or trust whose income is includible in gross income for United States Federal income tax purposes regardless of its source. This discussion does not consider any specific facts or circumstances that may apply to a particular Non-United States Holder. Prospective investors are urged to consult their tax advisors regarding the United States Federal tax consequences of acquiring, holding, and disposing of Common Stock, as well as any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction.

DIVIDENDS

    Dividends on Common Stock paid to a Non-United States Holder generally will be subject to withholding of United States Federal income tax at the rate of 30%, unless the withholding rate is reduced under an applicable income tax treaty between the United States and the country of tax residence of the Non-United States Holder. The 30% withholding tax will not apply if the dividend is effectively connected with a trade or business conducted within the United States by the Non-United States Holder (or, alternatively, where an income tax treaty applies, if the dividend is effectively connected with a permanent establishment maintained within the United States by the Non-United States Holder), but, instead, the dividend will be subject to the United States Federal income tax on net income that applies to United States persons (and, with respect to corporate holders, also may be subject to the branch profits tax). A Non-United States Holder may be required to satisfy certain certification requirements in order to claim treaty benefits or to otherwise claim a reduction of or exemption from withholding under the foregoing rules. A Non-United States Holder that is eligible for a reduced rate of U.S. withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the United States Internal Revenue Service.

GAIN ON DISPOSITION

    A Non-United States Holder will generally not be subject to United States Federal income tax on gain recognized on a sale, redemption, or other disposition of Common Stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder, or (ii) in the case of a Non-United States Holder who is a nonresident alien individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of disposition and certain other requirements are met.

    Also, special rules apply to Non-United States Holders if the Company is or becomes a "United States real property holding corporation" for United States Federal income tax purposes. In general, gain on the disposition of interests in a United States real property holding corporation is subject to United States Federal income tax. A corporation is generally a United States real property holding corporation if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade of business. The Company believes it is not currently, and is not likely to become, a United States real property holding corporation for United States Federal income tax purposes.

FEDERAL ESTATE TAXES

    Common Stock owned or treated as owned by an individual who is not a citizen or resident (as specifically defined for United States Federal estate tax purposes, "domestic individuals") of the United States at the date of death, or Common Stock subject to certain lifetime transfers made by such an individual, will be included in such individual's estate for United States Federal estate tax purposes and may be subject to United States Federal estate tax, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

    The Company must report to the holders of the Common Stock and to the Internal Revenue Service the amount of any dividends paid on Common Stock in each calendar year and the amounts of tax withheld, if any, with respect to such payments. That information may also be made available to the tax authorities of the country in which a Non-United States Holder resides.

    Under temporary United States Treasury regulations, United States information reporting requirements and backup withholding tax will generally not apply to dividends paid on the Common Stock to a Non-United States Holder. Payments by a United States office of a broker of the proceeds of a sale of the

Common Stock is subject to both backup withholding at a rate of 31% and information reporting unless the holder certifies its Non-United States Holder status under penalties of perjury or otherwise establishes an exemption. Information reporting requirements (but not backup withholding) will also apply to payments of the proceeds of sales of the Common Stock where the transaction is effected outside the United States through foreign offices of United States brokers, or foreign brokers with certain types of relationships to the United States, unless the broker has documentary evidence in its records that the holder is a Non-United States Holder and certain other conditions are met, or the holder otherwise establishes an exemption.

    On October 7, 1997, the Treasury Department released new Treasury Regulations governing the backup withholding and information reporting requirements described above. The new regulations would not generally alter the treatment of Non-U.S. Holders who furnish an Owner's Statement to the payor. The new regulations would alter the procedures for claiming treaty benefits, such as in the case of dividends, and may change certain procedures applicable to U.S. Connected Brokers. The new regulations are generally effective for payments made after December 31, 1998.

    THE FOREGOING IS INTENDED ONLY AS A SUMMARY OF CERTAIN FEDERAL INCOME TAX ASPECTS OF HOLDING COMMON STOCK AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE BASED UPON THE INDIVIDUAL CIRCUMSTANCES OF THE HOLDER.

                                  UNDERWRITERS

    Under the terms and subject to conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Underwriters named below, for whom Morgan Stanley & Co. Incorporated, William Blair & Company, L.L.C. and Donaldson, Lufkin & Jenrette Securities Corporation are acting as Representatives, have severally agreed to purchase, and the Company and the Selling Stockholders have agreed to sell to them, severally, the respective number of shares of Common Stock set forth opposite the name of such Underwriters below:

                                                                                   NUMBER OF
          NAME                                                                       SHARES
---------------------------------------------------------------------------------  ----------
Morgan Stanley & Co. Incorporated................................................     700,000
William Blair & Company, L.L.C...................................................     700,000
Donaldson, Lufkin & Jenrette Securities Corporation..............................     700,000
A.G. Edwards & Sons, Inc.........................................................     200,000
Furman Selz LLC..................................................................     200,000
Edward D. Jones & Co., L.P.......................................................     100,000
Ladenburg Thalmann & Co. Inc.....................................................     100,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated...............................     200,000
Ragen MacKenzie Incorporated.....................................................     100,000
Smith Barney Inc.................................................................     200,000
                                                                                   ----------
    Total........................................................................   3,200,000
                                                                                   ----------
                                                                                   ----------

    The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the Underwriters' over-allotment option described below) if any such shares are taken.

    Each Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of the Company's Common Stock being sold in this Offering ("Shares"), directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

    The Underwriters initially propose to offer part of the Shares directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of $.76 a Share under the public offering price. Any Underwriter may allow, and such dealers may reallow, a concession not in excess of $.10 a Share to other Underwriters or to certain dealers. After the initial offering of the Shares, the offering price and other selling terms may from time to time be varied by the Representatives.

    The Selling Stockholders have granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 480,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock set forth next to the names of all Underwriters in the preceding table.

    The Shares have been approved for quotation on the Nasdaq National Market System.

    Each of the Company and the directors, executive officers and certain other stockholders of the Company has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not, during the period ending 90 days after the date of this Prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to (x) the sale of Shares to the Underwriters, (y) the issuance by the Company of shares of Common Stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this Prospectus of which the Underwriters have been advised in writing or (z) transactions by any person other than the Company relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the offering of the Shares.

    In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with this Offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Common Stock in this Offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

    The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. The Company has agreed to indemnify the Selling Stockholders as well.

                                 LEGAL MATTERS

    The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, Los Angeles, California. Upon consummation of the Initial Acquisitions, certain partners of Gibson, Dunn & Crutcher LLP acquired beneficial interests in shares representing in the aggregate less than 1% of all outstanding Common Stock at the same price per share paid by other purchasers of Common Stock on or prior to that date. Certain matters in connection with this Offering will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.

                                    EXPERTS

    The consolidated financial statements of Aftermarket Technology Corp. as of December 31, 1995 and 1996 and for the years ended December 31, 1994, 1995 and 1996, and the combined financial statements of the Predecessor Companies to Aftermarket Technology Corp. for the seven months ended July 31, 1994 included in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance on such reports given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company is subject to the periodic reporting and other information requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Material filed by the Company can also be inspected at the offices of The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

    The Company has filed with the Commission a registration statement (the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are omitted as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any agreement or other document referred to herein are not necessarily complete, and reference is made to the copy of such agreement or other document filed as an exhibit or schedule to the Registration Statement and each such statement shall be deemed qualified in its entirety by such reference. For further information, reference is made to the Registration Statement and to the exhibits and schedules filed therewith, which are available for inspection without charge at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the material containing this information may be obtained from the Commission upon payment of the prescribed fees.

    The AARON'S TRANSMISSIONS trademark is a federally protected servicemark of the Company. This Prospectus also contains the registered trademarks of other companies.

                          AFTERMARKET TECHNOLOGY CORP.
                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------

Report of Ernst & Young LLP, Independent Auditors..........................................................        F-2

Consolidated Balance Sheets................................................................................        F-3

Consolidated Statements of Income..........................................................................        F-4

Consolidated Statements of Stockholders' Equity............................................................        F-5

Consolidated Statements of Cash Flows......................................................................        F-6

Notes to Consolidated Financial Statements.................................................................        F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Stockholders and Board of Directors
Aftermarket Technology Corp.

    We have audited the accompanying consolidated balance sheets of Aftermarket Technology Corp. (the Company) as of December 31, 1995 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for the five months ended December 31, 1994 and for the years ended December 31, 1995 and 1996. We have also audited the accompanying combined statements of income, stockholders' equity, and cash flows of the Predecessor Companies to Aftermarket Technology Corp. (the Predecessor Companies) for the seven months ended July 31, 1994. These financial statements are the responsibility of the Company's and Predecessor Companies' managements. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aftermarket Technology Corp. at December 31, 1995 and 1996, and the consolidated results of the Company's operations and cash flows for the five months ended December 31, 1994, and for the years ended December 31, 1995 and 1996 and the combined results of the operations of the Predecessor Companies to Aftermarket Technology Corp. and their cash flows for the seven months ended July 31, 1994, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

February 14, 1997

                          AFTERMARKET TECHNOLOGY CORP.

                          CONSOLIDATED BALANCE SHEETS

                                                                                DECEMBER 31,         JUNE 30,
                                                                          ------------------------  -----------
                                                                             1995         1996         1997
                                                                          -----------  -----------  -----------
                                                                                                    (UNAUDITED)
                                 ASSETS
Current assets:
  Cash and cash equivalents.............................................  $ 8,755,691  $46,498,249  $ 4,507,699
  Accounts receivable, net..............................................   32,965,874   38,779,538   44,393,615
  Inventories...........................................................   43,064,712   60,586,056   69,097,688
  Prepaid and other assets..............................................    2,032,671    2,916,197    3,105,807
  Deferred tax assets...................................................    2,267,000    2,272,000    2,339,371
                                                                          -----------  -----------  -----------
Total current assets....................................................   89,085,948  151,052,040  123,444,180
Equipment and leasehold improvements:
  Machinery and equipment...............................................    7,187,840   12,907,232   16,570,660
  Autos and trucks......................................................    1,503,760    2,012,450    2,129,739
  Furniture and fixtures................................................      858,070    1,552,660    2,428,293
  Leasehold improvements................................................    2,860,711    4,584,329    5,198,874
                                                                          -----------  -----------  -----------
                                                                           12,410,381   21,056,671   26,327,566
  Less accumulated depreciation and amortization........................   (1,625,917)  (3,574,276)  (4,970,300)
                                                                          -----------  -----------  -----------
                                                                           10,784,464   17,482,395   21,357,266
Debt issuance costs, net................................................    7,162,690    6,320,179    4,677,816
Cost in excess of net assets acquired, net..............................  140,652,620  145,430,296  150,080,319
Other assets............................................................      245,897      461,714      426,403
                                                                          -----------  -----------  -----------
Total assets............................................................  $247,931,619 $320,746,624 $299,985,984
                                                                          -----------  -----------  -----------
                                                                          -----------  -----------  -----------
                  LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable......................................................  $12,951,575  $25,225,797  $18,662,496
  Accrued payroll and related costs.....................................    2,094,237    4,429,339    5,396,181
  Accrued interest payable..............................................    8,097,647    7,995,405    6,032,569
  Other accrued expenses................................................    3,170,162    3,371,562    4,220,521
  Bank lines of credit..................................................      811,067    4,334,686    4,309,667
  Income taxes payable..................................................    1,912,116      321,299    1,192,575
  Due to former stockholders............................................       36,734    2,002,824       69,609
                                                                          -----------  -----------  -----------
Total current liabilities...............................................   29,073,538   47,680,912   39,883,618

Amount drawn on revolving credit facility...............................      --           --        19,000,000
12% Series B and D Senior Subordinated Notes............................  162,245,762  161,981,356  121,386,865
Deferred tax liabilities................................................    3,478,000    5,252,000    6,034,470
Commitments and contingencies...........................................
Stockholders' equity:
  Preferred stock, $.01 par value:
    Authorized shares -- 5,000,000
    Issued and outstanding shares -- 200,000 at December 31, 1995, and 0
      at each of December 31, 1996 and June 30, 1997....................   22,946,300      --           --
  Common stock, $.01 par value:
    Authorized shares -- 30,000,000
    Issued and outstanding shares -- 12,000,000, 16,980,794 and
      17,034,578 at December 31, 1995, December 31, 1996 and June 30,
      1997, respectively................................................      120,000      169,808      170,346
  Additional paid-in capital............................................   19,880,000   81,379,860   81,469,142
  Retained earnings.....................................................   10,163,019   24,239,467   31,968,993
  Cumulative translation adjustment.....................................       25,000       43,221       72,550
                                                                          -----------  -----------  -----------
Total stockholders' equity..............................................   53,134,319  105,832,356  113,681,031
                                                                          -----------  -----------  -----------
Total liabilities and stockholders' equity..............................  $247,931,619 $320,746,624 $299,985,984
                                                                          -----------  -----------  -----------
                                                                          -----------  -----------  -----------

                            See accompanying notes.

                          AFTERMARKET TECHNOLOGY CORP.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                               CONSOLIDATED
                                     COMBINED     ----------------------------------------------------------------------
                                  --------------                                                    SIX MONTHS ENDED
                                   SEVEN MONTHS   FIVE MONTHS ENDED   YEAR ENDED DECEMBER 31,           JUNE 30,
                                  ENDED JULY 31,     DECEMBER 31,     ------------------------  ------------------------
                                       1994              1994            1995         1996         1996         1997
                                  --------------  ------------------  -----------  -----------  -----------  -----------
                                                                                                      (UNAUDITED)

Net sales.......................   $ 90,055,996      $ 67,735,869     $190,659,143 $272,878,458 $131,019,316 $168,098,556

Cost of sales...................     52,245,178        40,111,819     115,499,023  166,810,941   80,168,576  103,160,222
                                  --------------  ------------------  -----------  -----------  -----------  -----------

Gross profit....................     37,810,818        27,624,050      75,160,120  106,067,517   50,850,740   64,938,334

Selling, general, and
  administrative expense........     20,475,113        14,205,750      38,971,230   55,509,529   25,125,707   35,736,452

Amortization of intangible
  assets........................         15,534         1,209,971       3,307,563    3,738,382    1,848,781    1,990,991
                                  --------------  ------------------  -----------  -----------  -----------  -----------

Income from operations..........     17,320,171        12,208,329      32,881,327   46,819,606   23,876,252   27,210,891

Interest and other income.......        288,059           341,342       1,099,588    1,181,473      397,528    1,008,180

Interest expense................        130,036         6,373,921      18,015,346   20,287,419   10,177,918    9,022,672
                                  --------------  ------------------  -----------  -----------  -----------  -----------

Income before income taxes......     17,478,194         6,175,750      15,965,569   27,713,660   14,095,862   19,196,399

Provision (benefit) for income
  taxes.........................         (5,000)        2,565,000       6,467,000   11,415,000    5,805,838    7,717,558
                                  --------------  ------------------  -----------  -----------  -----------  -----------

Income before extraordinary
  item..........................     17,483,194         3,610,750       9,498,569   16,298,660    8,290,024   11,478,841

Extraordinary item on the early
  extinguishment of debt........        --                --              --           --           --         3,749,315
                                  --------------  ------------------  -----------  -----------  -----------  -----------

Net income......................   $ 17,483,194         3,610,750       9,498,569   16,298,660    8,290,024    7,729,526
                                  --------------
                                  --------------

Dividends accrued on preferred
  stock.........................                          853,288       2,093,012    2,222,212    1,083,275      --
                                                  ------------------  -----------  -----------  -----------  -----------

Net income available to holders
  of Common Stock...............                     $  2,757,462     $ 7,405,557  $14,076,448  $ 7,206,749  $ 7,729,526
                                                  ------------------  -----------  -----------  -----------  -----------
                                                  ------------------  -----------  -----------  -----------  -----------

Pro forma (unaudited):

  Income before income taxes per
    above.......................   $ 17,478,194

  Provision for income taxes....      7,004,000
                                  --------------

  Pro forma net income..........   $ 10,474,194
                                  --------------
                                  --------------

  Per share of Common Stock:

    Income before extraordinary
      item......................                                      $      0.65  $      1.02  $      0.53  $      0.60

    Extraordinary item, net of
      tax.......................                                          --           --           --              (.20)
                                                                      -----------  -----------  -----------  -----------

    Net income per share........                                      $      0.65  $      1.02  $      0.53  $       .40
                                                                      -----------  -----------  -----------  -----------
                                                                      -----------  -----------  -----------  -----------

    Shares used in calculation
      of net income per share...                                      $14,616,160  $15,918,384  $15,653,029  $19,286,019
                                                                      -----------  -----------  -----------  -----------
                                                                      -----------  -----------  -----------  -----------

                            See accompanying notes.

                          AFTERMARKET TECHNOLOGY CORP.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                            COMBINED SEVEN MONTHS
                                                                                             ENDED JULY 31, 1994
                                                                                            ----------------------
Stockholders' equity at beginning of period...............................................      $   31,719,717
  Distributions to stockholders...........................................................          (5,503,000)
  Net income..............................................................................          17,483,194
                                                                                                  ------------
Stockholders' equity at end of period.....................................................      $   43,699,911
                                                                                                  ------------
                                                                                                  ------------

                                                                              CONSOLIDATED
                                                -------------------------------------------------------------------------
                                                                                              CUMULATIVE
                                                  PREFERRED                      RETAINED     TRANSLATION
                                                    STOCK       COMMON STOCK     EARNINGS     ADJUSTMENT       TOTAL
                                                --------------  -------------  -------------  -----------  --------------
Issuance of 200,000 shares of preferred stock
  for cash at $100 per share, August 2,
  1994........................................  $   20,000,000  $    --        $    --         $  --       $   20,000,000
Issuance of 12,000,000 shares of Common Stock
  for cash at $1.67 per share, August 2,
  1994........................................        --           20,000,000       --            --           20,000,000
Net income for the five months ended December
  31, 1994....................................        --             --            3,610,750      --            3,610,750
Accrued dividends on preferred stock..........         853,288       --             (853,288)     --             --
                                                --------------  -------------  -------------  -----------  --------------
Balance at December 31, 1994..................      20,853,288     20,000,000      2,757,462      --           43,610,750
Translation adjustment........................        --             --             --            25,000           25,000
Net income for the year ended December 31,
  1995........................................        --             --            9,498,569      --            9,498,569
Accrued dividends on preferred stock..........       2,093,012       --           (2,093,012)     --             --
                                                --------------  -------------  -------------  -----------  --------------
Balance at December 31, 1995..................      22,946,300     20,000,000     10,163,019      25,000       53,134,319
Issuance of 4,980,794 shares of Common Stock
  for cash at $13.50 per share, December 17,
  1996 net of offering costs of $4,787,832....        --           61,549,668       --            --           61,549,668
Accrued dividends on preferred stock..........       2,222,212       --           (2,222,212)     --             --
Redeem preferred stock, December 20, 1996.....     (25,168,512)      --             --            --          (25,168,512)
Translation adjustment........................        --             --             --            18,221           18,221
Net income for the year ended December 31,
  1996........................................        --             --           16,298,660      --           16,298,660
                                                --------------  -------------  -------------  -----------  --------------
Balance at December 31, 1996..................        --           81,549,668     24,239,467      43,221      105,832,356
Issuance of 53,784 shares of Common Stock from
  exercise of stock options (unaudited).......        --               89,820       --            --               89,820
Translation adjustment (unaudited)............        --             --             --            29,329           29,329
Net income for the six months ended June 30,
  1997 (unaudited)............................        --             --            7,729,526      --            7,729,526
                                                --------------  -------------  -------------  -----------  --------------
Balance at June 30, 1997 (unaudited)..........  $     --        $  81,639,488  $  31,968,993   $  72,550   $  113,681,031
                                                --------------  -------------  -------------  -----------  --------------
                                                --------------  -------------  -------------  -----------  --------------

                            See accompanying notes.

                          AFTERMARKET TECHNOLOGY CORP.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                COMBINED                              CONSOLIDATED
                                              -------------  ---------------------------------------------------------------
                                              SEVEN MONTHS   FIVE MONTHS   YEAR ENDED DECEMBER 31,    SIX MONTHS ENDED JUNE
                                               ENDED JULY       ENDED                                          30,
                                                   31,       DECEMBER 31,  ------------------------  -----------------------
                                                  1994           1994         1995         1996         1996        1997
                                              -------------  ------------  -----------  -----------  ----------  -----------
                                                                                                           (UNAUDITED)
OPERATING ACTIVITIES:
Net income..................................   $17,483,194    $3,610,750   $ 9,498,569  $16,298,660  $8,290,024  $ 7,729,526
Adjustments to reconcile net income to net
  cash provided by operating activities:
  Extraordinary Item........................       --             --           --           --           --        6,269,758
  Depreciation and amortization.............       726,761     1,598,491     4,680,388    5,773,238   2,738,773    3,437,211
  Amortization of debt issuance costs.......       --            268,650       710,281      842,511     415,222      445,685
  Increase (decrease) in allowance for
    losses on accounts receivable...........       249,176       192,208       496,591   (1,149,916)    127,080       36,882
  Loss (gain) on sale of equipment..........        24,276         4,804        (5,955)      21,912      27,206        5,397
  Deferred income taxes.....................       --             50,000     1,274,000    1,769,000     484,717      715,099
  Changes in operating assets and
    liabilities:
    Accounts receivable.....................    (6,218,650)   (1,799,626)   (3,172,303)  (2,719,859) (2,315,982)  (4,467,643)
    Inventories.............................    (2,716,807)     (576,145)   (8,118,364) (12,574,161) (6,451,298)  (2,596,992)
    Prepaid and other assets................      (519,553)      299,101    (1,137,901)    (987,949)   (570,628)    (151,617)
    Accounts payable and accrued expenses...     2,102,961     4,249,395     6,555,947   10,520,582   4,650,798   (7,824,224)
                                              -------------  ------------  -----------  -----------  ----------  -----------
Net cash provided by operating activities...    11,131,358     7,897,628    10,781,253   17,794,018   7,395,912    3,599,082

INVESTING ACTIVITIES:
Purchases of equipment......................    (1,850,224)   (1,335,551)   (5,187,400)  (7,843,401) (3,540,856)  (4,962,417)
Acquisition of companies, net of cash
  received..................................       --        (146,954,457) (40,264,452) (12,199,106) (4,106,970) (14,183,033)
Proceeds from sale of fixed assets..........        78,657        55,603         7,685       86,271      29,686       35,919
                                              -------------  ------------  -----------  -----------  ----------  -----------
Net cash used in investing activities.......    (1,771,567)  (148,234,405) (45,444,167) (19,956,236) (7,618,140) (19,109,531)

FINANCING ACTIVITIES:
Issuance of Senior Notes....................       --        120,000,000    42,400,000      --           --          --
Redemption of Senior Notes..................       --             --           --           --           --      (40,000,000)
Premium paid on redemption of Senior
  Notes.....................................       --             --           --           --           --       (4,800,000)
Borrowings on revolving credit facility.....       --         18,160,000     3,500,000   12,800,000   3,600,000   34,000,000
Payments on revolving credit facility.......       --        (17,000,000)   (4,742,458) (12,800,000) (3,600,000) (15,000,000)
Borrowings (payments) on bank lines of
  credit....................................    (1,000,000)       --           --         3,523,619   1,377,784      (25,019)
Payment of debt issuance costs..............       --         (5,697,413)   (2,179,167)     --           --         (744,902)
Payment of offering costs...................       --         (5,339,855)      --           --           --          --
Payment of initial public offering costs....       --             --           --        (4,787,832)     --          --
Net payments on other long-term debt........      (100,584)     (358,637)      --           --           --          --
Sale of Common Stock........................       --         20,000,000       --        66,337,500      --          --
Sale of preferred stock.....................       --         20,000,000       --           --           --          --
Preferred stock redemption..................       --             --           --       (25,168,511)     --          --
Net payments to related parties.............       (88,737)       --           --           --           --          --
Distributions to stockholders...............    (5,503,000)       --           --           --           --          --
Proceeds from exercise of stock options.....       --             --           --           --           --           89,820
Payments on amounts due to former
  stockholders..............................       --             --        (4,987,088)     --           --          --
                                              -------------  ------------  -----------  -----------  ----------  -----------
Net cash provided by (used in) financing
  activities................................    (6,692,321)  149,764,095    33,991,287   39,904,776   1,377,784  (26,480,101)
Increase (decrease) in cash and cash
  equivalents...............................     2,667,470     9,427,318      (671,627)  37,742,558   1,155,556  (41,990,550)
Cash and cash equivalents at beginning of
  period....................................       581,680        --         9,427,318    8,755,691   8,755,691   46,498,249
                                              -------------  ------------  -----------  -----------  ----------  -----------
Cash and cash equivalents at end of
  period....................................   $ 3,249,150    $9,427,318   $ 8,755,691  $46,498,249  $9,911,247  $ 4,507,699
                                              -------------  ------------  -----------  -----------  ----------  -----------
                                              -------------  ------------  -----------  -----------  ----------  -----------
Cash paid during the period for:
  Interest..................................   $   128,259    $  185,817   $15,376,365  $19,411,691  $9,675,975  $10,555,941
                                              -------------  ------------  -----------  -----------  ----------  -----------
                                              -------------  ------------  -----------  -----------  ----------  -----------
  Income taxes..............................   $   209,671    $2,571,000   $ 3,221,356  $10,970,402  $6,305,846  $ 3,595,757
                                              -------------  ------------  -----------  -----------  ----------  -----------
                                              -------------  ------------  -----------  -----------  ----------  -----------

                            See accompanying notes.

                          AFTERMARKET TECHNOLOGY CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        (INFORMATION AS OF JUNE 30, 1997 AND JUNE 30, 1996 IS UNAUDITED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

    The consolidated financial statements of Aftermarket Technology Corp. (ATC or the Company) include the results of the following remanufactured automotive products businesses which sell to customers throughout the United States and
Canada: (i) Aaron's Automotive Products, Inc. (Aaron's), a Springfield, Missouri-based remanufacturer of transmissions, engines, torque converters, and other drive train parts for automotive original equipment manufacturers, independent rebuilders and distributors, and retail chain store customers; (ii) Component Remanufacturing Specialists (CRS), a Mahwah, New Jersey-based remanufacturer and distributor of automotive drive train and transmission components; (iii) H.T.P., Inc. (HTP), a Louisville, Kentucky-based remanufacturer and warehouse distributor of new and remanufactured parts for independent transmission rebuilders; (iv) Mamco Converters, Inc. (Mamco), a Dayton, Ohio-based remanufacturer of torque converters for independent transmission rebuilders and distributors; (v) King-O-Matic (King) and Mascot Truck Parts Inc. (Mascot), Canadian-based remanufacturers and distributors of automotive components and a rebuilder of heavy duty truck transmissions, respectively, are located in Mississauga, Canada; (vi) RPM Merit (RPM), a Rancho Cucamonga, California (formerly Azusa, California)-based remanufacturer of torque converters, constant velocity axles, and transmission fluid pumps, and a warehouse distributor of remanufactured parts and new part kits to independent transmission rebuilders; (vii) Tranzparts, Inc. (Tranzparts), a Janesville, Wisconsin-based remanufacturer and warehouse distributor of new and remanufactured parts for independent transmission rebuilders; (viii) ATC Components, Inc. (ATAC), a Memphis, Tennessee-based warehouse distributor of transmission parts, engines, engine kits, and parts to independent transmission and engine rebuilders; and (ix) Diverco, Inc. (Diverco) a Harvey, Illinois-based distributor of standard drive train parts, engine parts, gaskets, and other soft parts for transmission and engine repair and complete transmissions for light trucks and automobiles.

    The combined financial statements of the Predecessor Companies to Aftermarket Technology Corp. (the Predecessor Companies) represent the combination of the historical financial statements of Aaron's, RPM, HTP, and Mamco. The Company was formed for the purpose of effecting the acquisitions of the Predecessor Companies. The Predecessor Companies were acquired pursuant to four separate purchase agreements for a total purchase price of approximately $160.4 million (the Initial Acquisitions). The combined financial statements for the seven months ended July 31, 1994 include the operations of the Predecessor Companies up to their respective closing dates, which approximated July 31, 1994.

INTERIM FINANCIAL INFORMATION

    The financial information at June 30, 1997 and for the six months June 30, 1996 and 1997 is unaudited but includes all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. Operating results for the six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the entire period.

PRINCIPLES OF CONSOLIDATION

    The Company's acquisitions have been accounted for as purchases, and the consolidated financial statements for the years ended December 31, 1995 and 1996 and the five months ended December 31,

                          AFTERMARKET TECHNOLOGY CORP.

        (INFORMATION AS OF JUNE 30, 1997 AND JUNE 30, 1996 IS UNAUDITED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
1994 include operations of the Company and its wholly owned operating subsidiaries from the dates of acquisition. Significant intercompany accounts and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

USE OF ESTIMATES

    The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVENTORIES

    Inventories are stated at the lower of cost (first-in, first-out method) or market and consist primarily of new and used engine and transmission parts, and cores and finished goods. Appropriate consideration is given to deterioration, obsolescence, and other factors in evaluating estimated market value.

EQUIPMENT AND LEASEHOLD IMPROVEMENTS

    Equipment and leasehold improvements are stated at cost. Depreciation is computed using accelerated and straight-line methods over the estimated useful lives of the assets, which range from three to fifteen years. Depreciation expense was $711,227, $388,520, $1,372,825, $2,034,856 and $1,449,210 for the
seven months ended July 31, 1994, the five months ended December 31, 1994, and the years ended December 31, 1995 and 1996, and the six months ended June 30, 1997 respectively.

FOREIGN CURRENCY TRANSLATION

    The financial statements of Canadian subsidiaries have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards
(SFAS) No. 52, "Foreign Currency Translation." All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. The translation gain resulting from the changes in exchange rates has been reported separately as a component of stockholders' equity. The effect on the statements of income of transaction gains or losses is insignificant for the periods presented.

DEBT ISSUANCE COSTS

    Debt issuance costs incurred in connection with the sale of the 12% Series B and Series D Senior Notes (Note 6) and revolving credit facility (Note 5) are being amortized over the life of the debt of ten, nine, and seven years, respectively.

                          AFTERMARKET TECHNOLOGY CORP.

        (INFORMATION AS OF JUNE 30, 1997 AND JUNE 30, 1996 IS UNAUDITED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
COST IN EXCESS OF NET ASSETS ACQUIRED

    The excess of the purchase price over the fair value of the assets purchased is being amortized over 40 years on a straight-line basis. Cost in excess of net assets acquired is reflected net of accumulated amortization of $4,466,669 and $8,261,622 at December 31, 1995 and 1996, respectively.

    In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," the Company assesses the recoverability of cost in excess of net assets acquired by determining whether the amortization of the asset balance over its remaining life can be recovered through the undiscounted future operating cash flows of the acquired operation. The amount of the impairment, if any, is measured based on projected discounted future operating cash flows. The Company believes that no impairment has occurred and that no reduction in the estimated useful life is warranted.

CONCENTRATION OF CREDIT RISK

    Financial instruments that potentially subject the Company to a significant concentration of credit risk consist of accounts receivable from its customers, which are primarily in the automotive aftermarket industry throughout the United States and Canada. The credit risk associated with the Company's accounts receivable is mitigated by its credit evaluation process, reasonably short collection terms and, except for one significant customer, the geographical dispersion of sales transactions.

    The Company grants credit to certain customers who meet pre-established credit requirements. Customers who do not meet those requirements are required to pay for products upon delivery. Credit losses are provided for in the financial statements and consistently have been within management's expectations.

    Accounts receivable is reflected net of an allowance for doubtful accounts of $2,469,000 and $1,326,000 December 31, 1995 and 1996, respectively.

WARRANTY POLICY

    For certain products on which the Company provides a warranty, the warranty period is generally up to twelve months or 12,000 miles.

STOCK-BASED COMPENSATION

    Effective January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted under SFAS No. 123, the Company has continued its current accounting for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25. The effect of applying SFAS No. 123 to the Company's stock-based awards on net income and earnings per share is immaterial.

RECLASSIFICATIONS

    Certain prior-year amounts have been reclassified to conform to the 1996 presentation.

                          AFTERMARKET TECHNOLOGY CORP.

        (INFORMATION AS OF JUNE 30, 1997 AND JUNE 30, 1996 IS UNAUDITED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
PRO FORMA DATA (UNAUDITED)

INCOME TAXES

    Two of the Predecessor Companies elected to be taxed as S Corporations for all periods through the respective closing dates of the Acquisitions; therefore, for federal and state income tax purposes, any income or loss accrued prior to that date generally was not taxed to these companies but was reported by their respective stockholders. The pro forma provision for taxes reflects the estimated provision for federal and state income taxes which could have been provided had these companies been C Corporations and filed consolidated returns. Because these pro forma income taxes do not represent obligations of, and will not be paid by, the Predecessor Companies, they have not been reflected in the combined balance sheets or in the combined statements of cash flows.

PRO FORMA NET INCOME PER SHARE

    Pro forma net income per share is based on the weighted average number of shares of Common Stock and common equivalent shares outstanding using the treasury stock method and the estimated number of shares of Common Stock issued in the Company's initial public offering whose net proceeds were used to redeem the outstanding preferred stock including accrued dividends. Pursuant to the Securities and Exchange Commission requirements, common and common equivalent shares issued during the 12-month period prior to the filing of the Company's initial public offering have been included in the calculation as if they were outstanding for all periods presented using the treasury stock method, based on the initial public offering price. Historical earnings per share is not considered meaningful due to the significant changes in the Company's capital structure that occurred upon the closing of the Company's initial public offering; accordingly, such per share information is not presented.

2.  ACQUISITIONS

    During the year ended December 31, 1995, the Company acquired three companies for a total purchase price of approximately $42.8 million. The CRS and Mascot acquisitions closed on June 1, 1995, and June 9, 1995 respectively, and the King acquisition closed on September 12, 1995 (collectively, the 1995 Acquisitions). The Company issued $40 million in principal amount of 12% Senior Notes due in 2004 concurrently with the acquisition of CRS, the proceeds of which financed the 1995 Acquisitions (Note 6). In addition, on April 2, 1996, the Company acquired Tranzparts, Inc. for $4.0 million and on October 1, 1996 the Company acquired Diverco, Inc. for $10.5 million (collectively the 1996 Acquisitions). All such acquisitions have been accounted for as purchases. Accordingly, the allocation of the cost of the acquired assets and liabilities has been made on the basis of the estimated fair value.

    The consolidated financial statements include the operating results of each business from the date of acquisition. The following unaudited pro forma information for the year ended December 31, 1995 gives effect to the 1995 acquisitions as if such acquisitions had occurred on January 1, 1995. Pro forma information to reflect the 1996 acquisitions has not been presented because the effect of such acquisitions was not material to prior periods. The pro forma information includes adjustments for interest expense that would have been incurred to finance the acquisitions, additional depreciation based on the fair market values of the property, plant, and equipment acquired, and amortization of intangibles arising from the

                          AFTERMARKET TECHNOLOGY CORP.

        (INFORMATION AS OF JUNE 30, 1997 AND JUNE 30, 1996 IS UNAUDITED)

2.  ACQUISITIONS (CONTINUED)
transactions. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transactions been effected on the assumed dates.

                                                                                YEAR ENDED
                                                                             DECEMBER 31, 1995
                                                                             -----------------
                                                                              (IN THOUSANDS)
Net sales..................................................................     $   210,958
Net income.................................................................          10,043

3.  RELATED-PARTY TRANSACTIONS

    The Company had liabilities to former stockholders totaling $36,734 at December 31, 1995 and $2,002,824 at December 31, 1996. The 1996 amounts are composed primarily of an additional purchase price payable to Diverco's former stockholder. The remaining amount was paid in the first quarter of 1997.

    The Company paid Aurora Capital Partners (ACP), a significant stockholder, approximately $1.1 million in fees for investment banking services provided in connection with the 1995 and 1996 acquisitions. In addition, ACP was paid management fees of $500,000 and $513,015 in 1995 and 1996, respectively. ACP is also entitled to various additional fees depending on the Company's profitability or future acquisitions. No such additional fees were paid in 1995 and 1996.

4.  INVENTORIES

    Inventories consist of the following:

                                                          DECEMBER 31,            JUNE 30,
                                                  ----------------------------  -------------
                                                      1995           1996           1997
                                                  -------------  -------------  -------------
Raw materials, including core inventories.......  $  19,015,530  $  30,412,730  $  32,808,518
Work-in-process.................................      1,394,479      1,166,275      1,132,780
Finished goods..................................     22,654,703     29,007,051     35,156,390
                                                  -------------  -------------  -------------
                                                  $  43,064,712  $  60,586,056  $  69,097,688
                                                  -------------  -------------  -------------
                                                  -------------  -------------  -------------

    Finished goods include purchased parts which are available for sale.

5.  BANK LINES OF CREDIT

CURRENT LIABILITIES

    In July 1996, the Company entered into a Revolving Credit Agreement with Bank of Montreal (BOM Revolving Credit Agreement) providing for a revolving credit facility to accommodate the working capital needs of King and Mascot (the Canadian subsidiaries). Advances under the BOM Revolving Credit Agreement may be made, due upon demand, up to an aggregate of 75% of the eligible accounts receivable and 50% of the eligible inventory of the Canadian subsidiaries, in each case as defined in the BOM Revolving Credit Agreement, up to a maximum of C$3.0 million. Amounts advanced are secured by substantially all assets of the Canadian subsidiaries and are guaranteed by the Company. The agreement will expire initially in June 1997 and may be renewed subject to an annual review. Interest is payable

                          AFTERMARKET TECHNOLOGY CORP.

        (INFORMATION AS OF JUNE 30, 1997 AND JUNE 30, 1996 IS UNAUDITED)

5.  BANK LINES OF CREDIT (CONTINUED)
monthly at the Bank of Montreal prime lending rate plus 0.25%. At December 31, 1996, $1.4 million was outstanding under this line of credit and the interest rate in effect was 5.0%. At December 31, 1995, $0.8 million was outstanding under a former credit line used by the Canadian subsidiaries.

    In January 1996, the Company entered into an agreement with Commerce Bank, N.A. providing financing for equipment purchases by Aaron's up to a maximum of $2.9 million, secured by the underlying equipment purchased. Interest is payable monthly at a fixed rate equal to 70% of the bank's prime lending rate at the date of the advance plus 1%. As of December 31, 1996, $2.9 million was outstanding under this loan agreement. The agreement contains several covenants including levels of net worth, leverage, interest coverage and earnings before interest, taxes, depreciation, and amortization (EBITDA).

REVOLVING CREDIT FACILITY

    On July 19, 1994, the Company entered into an agreement with The Chase Manhattan Bank, as agent, providing for a $30 million revolving credit facility to finance the Initial Acquisitions and for working capital purposes. The funds available to be advanced may not exceed 85% of the Company's eligible accounts receivable and 60% of the Company's eligible inventories, as defined in the agreement. The available borrowing base at December 31, 1996 was approximately $27 million. All amounts advanced are secured by all accounts receivable and inventories and become due on July 31, 1999. The Company may prepay outstanding advances in whole or in part without incurring any premium or penalty.

    At the Company's election, amounts advanced under the revolving credit facility will bear interest at either (i) the Alternate Base Rate plus 1.25% or
(ii) the Eurodollar Rate plus 2.25%. The Alternate Base Rate is equal to the highest of (a) the Bank's prime rate, (b) the secondary market rate for three-month certificates of deposit plus 1.0%, or (c) the federal funds rate plus 0.5%. Interest payments on advances which bear interest based upon the Alternate Base Rate are due quarterly in arrears, and interest payments on advances which bear interest based upon the Eurodollar Rate are due on the last day of each relevant interest period (or, if such period exceeds three months, quarterly after the first day of such period).

    The Company paid the Bank a one-time facility and commitment fee upon establishing the revolving credit facility and is required to pay the Bank quarterly in arrears a commitment fee of 0.5% per annum of the average daily unused portion of the revolving credit facility.

    The revolving credit facility contains several covenants, including levels of net worth, leverage, EBITDA and cash flow coverage, and certain limits on the Company to incur indebtedness, make capital expenditures, create liens, engage in mergers and consolidations, make restricted payments (including dividends), make asset sales, make investments, issue stock, and engage in transactions with affiliates of the Company and its subsidiaries. At December 31, 1996, no amounts were outstanding under this line of credit.

6.  12% SERIES B AND SERIES D SENIOR SUBORDINATED NOTES

    On August 2, 1994, the Company completed a private placement issuance of $120 million in principal amount of 12% Series A Senior Subordinated Notes due in 2004. Proceeds from the issuance were used to partially finance the Initial Acquisitions. The privately placed debt was exchanged for public debt (designated Series B) on February 22, 1995.

                          AFTERMARKET TECHNOLOGY CORP.

        (INFORMATION AS OF JUNE 30, 1997 AND JUNE 30, 1996 IS UNAUDITED)

6.  12% SERIES B AND SERIES D SENIOR SUBORDINATED NOTES (CONTINUED)
    On June 1, 1995, the Company completed another private placement issuance of $40 million in principal amount of 12% Series C Senior Subordinated Notes due in 2004. Proceeds of $42.4 million from the issuance were used to finance the 1995 Acquisitions. These notes have an effective interest rate of 10.95%. The privately placed debt was exchanged for public debt (designated Series D) on September 10, 1995.

    Interest on the 12% Series B and Series D Senior Subordinated Notes (Senior Notes) is payable semiannually on February 1 and August 1 of each year, commencing on February 1, 1995 for the Series B Senior Notes and August 1, 1995 for the Series D Senior Notes. The Senior Notes will mature on August 1, 2004. On or after August 1, 1999, the Senior Notes may be redeemed at the option of the Company, in whole or in part, at specified redemption prices plus accrued and unpaid interest:

YEAR                                                                           REDEMPTION PRICE
----------------------------------------------------------------------------  -------------------
1999........................................................................             106%
2000........................................................................             104
2001........................................................................             102
2002 and thereafter.........................................................             100

    In addition, at any time on or prior to August 1, 1997, the Company may, subject to certain requirements, redeem up to $30 million of the Series B Senior Notes and $10 million of the Series D Senior Notes aggregate principal amounts with the net cash proceeds of one or more public equity offerings, at a price equal to 112% of the principal amount to be redeemed plus accrued and unpaid interest. On February 16, 1997 the Company exercised its right and redeemed $30 million in principal amount of the Series B Senior Notes and $10 million in principal amount of the Series D Senior Notes resulting in a loss on early extinguishment of debt of $4.8 million.

    In the event of a change in control, the Company would be required to offer to repurchase the Senior Notes at a price equal to 101% of the principal amount plus accrued and unpaid interest.

    The Senior Notes are general obligations of the Company, subordinated in right of payment to all existing and future senior debt (including the Company's revolving credit facility). The Senior Notes are guaranteed by each of the Company's existing and future subsidiaries other than any subsidiary designated as an unrestricted subsidiary (as defined). The Company may incur additional indebtedness, including borrowings under its revolving credit facility (Note 5), subject to certain limitations.

    The indentures under which the Senior Notes were issued contain certain covenants that, among other things, limit the Company from incurring other indebtedness, issuing disqualified capital stock, engaging in transactions with affiliates, incurring liens, making certain restricted payments (including dividends), making certain asset sales, and permitting certain restrictions on the ability of its subsidiaries to make distributions. As of December 31, 1996, the Company was in compliance with such covenants.

                          AFTERMARKET TECHNOLOGY CORP.

        (INFORMATION AS OF JUNE 30, 1997 AND JUNE 30, 1996 IS UNAUDITED)

7.  INCOME TAXES

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                           DECEMBER 31,
                                                                    --------------------------
                                                                        1995          1996
                                                                    ------------  ------------
Deferred tax liabilities:
  Book basis of intangible assets in excess of tax amounts........  $  3,208,000  $  4,630,000
  Other...........................................................       270,000       622,000
                                                                    ------------  ------------
Total deferred tax liabilities....................................     3,478,000     5,252,000
Deferred tax assets:
  Inventory obsolescence reserve..................................       898,000     1,182,000
  Bad debt reserves...............................................       545,000       778,000
  Product warranty accruals.......................................       438,000       312,000
  Other...........................................................       386,000       --
                                                                    ------------  ------------
Total deferred tax assets.........................................     2,267,000     2,272,000
                                                                    ------------  ------------
Net deferred tax liability........................................  $  1,211,000  $  2,980,000
                                                                    ------------  ------------
                                                                    ------------  ------------

    Significant components of the provision for income taxes attributable to operations are as follows:

                                                                           YEAR ENDED
                                               FIVE MONTHS ENDED          DECEMBER 31,
                                                  DECEMBER 31,     ---------------------------
                                                      1994             1995          1996
                                               ------------------  ------------  -------------
Current:
  Federal....................................    $    2,136,000    $  4,429,000  $   8,499,000
  State......................................           379,000         764,000      1,147,000
                                               ------------------  ------------  -------------
Total current................................         2,515,000       5,193,000      9,646,000
Deferred:
  Federal....................................            53,000       1,137,000      1,621,000
  State......................................            (3,000)        137,000        148,000
                                               ------------------  ------------  -------------
Total deferred...............................            50,000       1,274,000      1,769,000
                                               ------------------  ------------  -------------
                                                 $    2,565,000    $  6,467,000  $  11,415,000
                                               ------------------  ------------  -------------
                                               ------------------  ------------  -------------

                          AFTERMARKET TECHNOLOGY CORP.

        (INFORMATION AS OF JUNE 30, 1997 AND JUNE 30, 1996 IS UNAUDITED)

7. INCOME TAXES (CONTINUED)

    The components of the provision for deferred income taxes are as follows:

                                                                               YEAR ENDED DECEMBER 31,
                                                          FIVE MONTHS ENDED   --------------------------
                                                          DECEMBER 31, 1994       1995          1996
                                                          ------------------  ------------  ------------
Amortization of intangible assets.......................     $    754,000     $  1,759,000  $  1,422,000
Inventory obsolescence reserve..........................         (483,000)        (333,000)     (284,000)
Bad debt reserves.......................................          (85,000)        (223,000)     (233,000)
Product warranty accruals...............................          (56,000)         (20,000)      126,000
Depreciation............................................            2,000          339,000       427,000
Other...................................................          (82,000)        (248,000)      311,000
                                                               ----------     ------------  ------------
Provision for deferred income taxes.....................     $     50,000     $  1,274,000  $  1,769,000
                                                               ----------     ------------  ------------
                                                               ----------     ------------  ------------

    The reconciliation of income tax expense computed at the U.S. federal statutory tax rates to income tax expense is as follows:

                                                                            YEAR ENDED DECEMBER 31,
                                                             -----------------------------------------------------
                                      FIVE MONTHS ENDED
                                      DECEMBER 31, 1995                1995                        1996
                                  -------------------------  -------------------------  --------------------------
                                     AMOUNT       PERCENT       AMOUNT       PERCENT       AMOUNT        PERCENT
                                  ------------  -----------  ------------  -----------  -------------  -----------
Tax at U.S. statutory rates.....  $  2,159,000         35.0% $  5,588,000         35.0% $   9,700,000         35.0%
State income taxes, net of
  federal tax benefit...........       244,000          3.9       529,000          3.3        842,000          3.0
Other...........................       162,000          2.7       350,000          2.2        873,000          3.2
                                  ------------        ---    ------------        ---    -------------        ---
                                  $  2,565,000         41.6% $  6,467,000         40.5% $  11,415,000         41.2%
                                  ------------        ---    ------------        ---    -------------        ---
                                  ------------        ---    ------------        ---    -------------        ---

8. COMMON AND PREFERRED STOCK

    On December 13, 1996, the Company amended and restated its charter to increase its authorized Common Stock to 30,000,000 shares and consummated a six-for-one stock split, and to increase its authorized Preferred Stock to 5,000,000 shares. The accompanying financial statements have been retroactively adjusted to reflect the stock split.

    The Company sold 4,025,000 shares of Common Stock through a public offering (Public Offering). The price per share for such Common Stock was $13.50 (Public Offering Price). At approximately the same time, the Company sold to General Electric Pension Trust (GEPT) $12.0 million of Common Stock (955,794 shares) in a private placement. The price per share for such privately placed Common Stock was the price per share paid by the Underwriters in the Public Offering ($12.555), that is the public offering price per share less Underwriters' discounts and commissions. Although GEPT received Common Stock which has not been registered under the Securities Act of 1933, it also received a "demand" registration right and a "piggyback" registration right with respect to such stock and the 300,000 shares of Common Stock it owned prior to the additional purchase in the private placement, which rights are not exercisable until after June 14, 1997.

                          AFTERMARKET TECHNOLOGY CORP.

        (INFORMATION AS OF JUNE 30, 1997 AND JUNE 30, 1996 IS UNAUDITED)

8. COMMON AND PREFERRED STOCK (CONTINUED)
STOCK OPTION PLAN

    The Company adopted its 1994 Stock Incentive Plan (Plan) in July 1994 in order to provide incentives to employees and directors of the Company. The Company had reserved 1,800,000 shares of Common Stock for issuance under the plan. On September 19, 1996, the shareholders approved an amendment to the Plan to increase the number of shares available for issuance to 2,400,000. Options are generally granted at the fair value on the date of grant and vest over a period of time to be determined by the Board of Directors, generally from three to five years. The options expire 10 years from the date of grant.

    The following table summarizes the stock option activity:

                                                         SHARES SUBJECT TO       PRICE PER
                                                              OPTION               SHARE
                                                      -----------------------  --------------
Granted in 1994.....................................          1,403,514         $       1.67
                                                             ----------
Balance, December 31, 1994..........................          1,403,514                 1.67
  Granted in 1995...................................            123,264                 1.67
                                                             ----------
Balance, December 31, 1995..........................          1,526,778                 1.67
  Granted in 1996...................................            745,440                 4.67
                                                             ----------
Balance, December 31, 1996..........................          2,272,218            1.67-4.67
  Granted through June 30, 1997.....................             82,176           1.67-17.25
  Exercised through June 30, 1997...................            (53,784)                1.67
  Forfeited through June 30, 1997...................            (12,000)                4.67
                                                             ----------
Balance, June 30, 1997..............................          2,288,610         $ 1.67-17.25
                                                             ----------
                                                             ----------

    At June 30, 1997 1,240,556 options are exercisable and 57,606 options remain available for future grant.

    In connection with the prior acquisitions, warrants to purchase 350,880 shares of Common Stock at $1.67 per share were issued to two individuals. The warrants are exercisable through 2004. The Company has also issued a warrant to one member of the Board of Directors to purchase 70,176 shares of Common Stock at $1.67 per share, the fair value of the Common Stock on the date of grant.

    Following the completion of the Public Offering, the Company redeemed its outstanding Preferred Stock.

9. EMPLOYEE RETIREMENT PLAN

    The Company sponsors several defined contribution plans to provide substantially all U.S. salaried and hourly employees of the Company an opportunity to accumulate personal funds for their retirement, subject to minimum duration of employment requirements. Contributions are made on a before-tax basis to substantially all of these plans.

    As determined by the provisions of each plan, the Company matches a portion of the employees' basic voluntary contributions. Company matching contributions to the plans were approximately $65,000, $108,000, and $206,000 for the plan years ending in 1994, 1995, and 1996, respectively. The net assets of these plans approximated $2.6 million as of the 1996 plan year ends.

                          AFTERMARKET TECHNOLOGY CORP.

        (INFORMATION AS OF JUNE 30, 1997 AND JUNE 30, 1996 IS UNAUDITED)

10. COMMITMENTS AND CONTINGENCIES

    The Company leases certain facilities under various operating lease agreements, which expire on various dates through 2004. Leases that expire generally are expected to be renewed or replaced by other leases. Future minimum lease payments as of December 31, 1996 are as follows:

YEAR ENDING DECEMBER 31,
-------------------------------------------------------------------------------
1997...........................................................................  $   5,062,498
1998...........................................................................      4,230,712
1999...........................................................................      3,383,449
2000...........................................................................      2,690,464
2001...........................................................................      2,369,592
Thereafter.....................................................................      4,042,372
                                                                                 -------------
                                                                                 $  21,779,087
                                                                                 -------------
                                                                                 -------------

    Rent expense under operating leases approximated $1,159,000, $902,000, $3,114,999 and $4,582,000 for the seven months ended July 31, 1994, the five months ended December 31, 1994, and the years ended December 31, 1995 and 1996, respectively.

    Rent expense includes amounts paid to related parties of $254,000, $611,000, and $940,000 for the five months ended December 31, 1994, the year ended December 31, 1995, and the year ended December 31, 1996, respectively.

    The Company is subject to various evolving Federal, state, local and foreign environmental laws and regulations governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, transportation, treatment and disposal of a variety of hazardous and non- hazardous substances and wastes. These laws and regulations provide for substantial fines and criminal sanctions for violations and impose liability for the costs of cleaning up, and certain damages resulting from, past spills, disposals or other releases of hazardous substances.

    In connection with the CRS, Aaron's, HTP, King-O-Matic, Mamco, Mascot, RPM, Tranzparts, Diverco, REPCO, ATS and Trans Mart acquisitions, the Company conducted certain investigations of these companies' facilities and their compliance with applicable environmental laws. The investigations, which included "Phase I" assessments by independent consultants of all manufacturing and certain distribution facilities, found that certain facilities have had or may have had releases of hazardous materials that may require remediation and also may be subject to potential liabilities for contamination from off-site disposal of substances or wastes. These assessments also found that certain reporting and other regulatory requirements, including certain waste management procedures, were not or may not have been satisfied. Although there can be no assurance, the Company believes that, based in part on the investigations conducted, in part on certain remediation completed prior to the acquisitions, and in part on the indemnification provisions of the agreements entered into in connection with the Company's acquisitions, the Company will not incur any material liabilities relating to these matters.

    The company from which RPM acquired its assets (the "Prior RPM Company") has been identified by the United States Environmental Protection Agency (the "EPA") as one of many potentially responsible parties for environmental liabilities associated with a "Superfund" site located in the area of RPM's former manufacturing facilities and current distribution facility in Azusa, California. The Federal Comprehensive

                          AFTERMARKET TECHNOLOGY CORP.

        (INFORMATION AS OF JUNE 30, 1997 AND JUNE 30, 1996 IS UNAUDITED)

10. COMMITMENTS AND CONTINGENCIES (CONTINUED)
Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA" or "Superfund") provides for cleanup of sites from which there has been a release or threatened release of hazardous substances, and authorizes recovery of related response costs and certain other damages from potentially responsible parties ("PRPs"). PRPs are broadly defined under CERCLA, and generally include present owners and operators of a site and certain past owners and operators. As a general rule, courts have interpreted CERCLA to impose strict, joint and several liability upon all persons liable for cleanup costs. As a practical matter, however, at sites where there are multiple PRPs, the costs of cleanup typically are allocated among the PRPs according to a volumetric or other standard. The EPA has preliminarily estimated that it will cost approximately $47 million to construct and approximately $4 million per year for an indefinite period to operate an interim remedial groundwater pumping and treatment system for the part of the Superfund site within which RPM's former manufacturing facilities and current distribution facility, as well as those of many other potentially responsible parties, are located. The actual cost of this remedial action could vary substantially from this estimate, and additional costs associated with the Superfund site are likely to be assessed. The Company has significantly reduced its presence at the site and has moved all manufacturing operations off-site. Since July 1995, the Company's only real property interest in this site has been the lease of a 6,000 square foot storage and distribution facility. The RPM acquisition agreement and the leases pursuant to which the Company leased RPM's facilities after the Company acquired the assets of RPM (the "RPM Acquisition") expressly provide that the Company did not assume any liabilities for environmental conditions existing on or before the RPM Acquisition, although the Company could become responsible for these liabilities under various legal theories. The Company is indemnified against any such liabilities by the seller of RPM as well as the Prior RPM Company shareholders. There can be no assurance, however, that the Company would be able to make any recovery under any indemnification provisions. Since the RPM Acquisition, the Company has been engaged in negotiations with the EPA to settle any liability that it may have for this site. Although there can be no assurance, the Company believes that it will not incur any material liability as a result of these environmental conditions.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amounts of all financial instruments approximate their fair values at December 31, 1995 and 1996, except for the Series B and Series D Senior Notes.

    The fair values of the Company's Series B and Series D Senior Notes are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

    The carrying amounts and fair values of these financial instruments at December 31 are as follows:

                                                                            1995                    1996
                                                                   ----------------------  ----------------------
                                                                    CARRYING                CARRYING
                                                                     AMOUNT    FAIR VALUE    AMOUNT    FAIR VALUE
                                                                   ----------  ----------  ----------  ----------
                                                                                   (IN THOUSANDS)
Series B Senior Notes............................................  $  120,000  $  126,600  $  120,000  $  126,900
Series D Senior Notes............................................      40,000      42,200      40,000      42,300

                          AFTERMARKET TECHNOLOGY CORP.

        (INFORMATION AS OF JUNE 30, 1997 AND JUNE 30, 1996 IS UNAUDITED)

12. SIGNIFICANT CUSTOMER

    For the seven months ended July 31, 1994, the five months ended December 31, 1994, the year ended December 31, 1995, and the year ended December 31, 1996, sales to one customer accounted for 43%, 45%, 35%, and 37% of net sales, respectively. Additionally, at December 31, 1995 and 1996, this customer accounted for approximately 46% and 51% of accounts receivable, respectively. No other customer accounted for more than 10% of net sales in any period.

13. SUBSEQUENT EVENTS

    On February 14, 1997 the Company terminated its $30 million revolving credit facility and replaced it with a new $100 million revolving credit facility with The Chase Manhattan Bank, as agent, (New Revolving Credit Facility) to finance the Company's working capital requirements, future acquisitions, and other general corporate needs. Amounts advanced under the New Revolving Credit Facility are secured by substantially all assets of the Company and will become due on December 31, 2001, although the Company may prepay outstanding advances in whole or in part without incurring any premium or penalty. The New Revolving Credit Facility contains several covenants, including levels of net worth, leverage, EBITDA, and cash flow coverage, and certain limits on the Company to incur indebtedness, make capital expenditures, create liens, engage in mergers and consolidations, make restricted payments (including dividends), make asset sales, make investments, issue stock, and engage in transactions with affiliates of the Company and its subsidiaries.

14. QUARTERLY RESULTS (UNAUDITED)

                                                                                         QUARTER
                                                                        ------------------------------------------
                                                                          FIRST     SECOND      THIRD     FOURTH
                                                                        ---------  ---------  ---------  ---------
1995
----------------------------------------------------------------------
Net sales.............................................................  $  40,638  $  45,094  $  46,740  $  58,187
Gross profit..........................................................     15,668     18,066     16,686     24,740
Net income............................................................      1,953      2,924      1,344      3,278
Pro forma earnings per share..........................................  $    0.14  $    0.20  $    0.09  $    0.22

1996
----------------------------------------------------------------------
Net sales.............................................................  $  64,146  $  66,873  $  68,287  $  73,572
Gross profit..........................................................     25,788     25,063     25,998     29,219
Net income............................................................      4,399      3,891      4,051      3,958
Pro forma earnings per share..........................................  $    0.28  $    0.25  $    0.26  $    0.23

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